UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
SUMMARY OF FINANCIAL STATEMENTS

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
PERFORMANCE REVIEW
In thousands of Brazilian Real - R$, unless otherwise stated

Dear Stockholders:

We present the Performance Review to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended September 30, 2018, prepared in accordance with accounting practices set by Brazilian Corporate Law, the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided by the Accounting National Financial System Institutions (Cosif) and the Brazilian Exchange Commission (CVM), that does not conflict with the rules issued by Bacen.

The consolidated financial statements in accordance with the International Accounting Standards Board (IASB) for the period ended September 30, 2018, were disclosed simultaneously on the website www.santander.com.br/ri.

1) Macroeconomic Environment

Banco Santander highlights that it has seen high volatility in the Brazilian market over the last months, due to strong movements in the exchange rate, stock market, interest rate curve, among other assets. In the Bank's view, changes in international scenario and high degree of local uncertainty, especially regarding next government's economic policy guidelines have motivated such market volatility.

Looking at the global scenario, Banco Santander evaluates that some factors have been predominant for the increase in risk aversion, especially regarding emerging countries, such as Brazil. First, the Bank perceives that the end of the trade war between United States and China seems to remain distant, and that this litigation may result in slowing global economic growth. Moreover, in the Bank's view, US economy continues to grow at a strong pace and, in this context, 2018 indicates an intensification of the cycle of rising interest rates in the United States, reducing the differential between its interest rates and those of other countries. According to Banco Santander, both factors have led to a worsening global financial conditions, exposing the fragile macroeconomic fundamentals of some (mainly emerging) countries and resulting in crises, as is the case of Argentina and Turkey. In the Bank's view, this worsening have also affected Brazilian assets, although its external fundamentals remain strong (high volume of international reserves and foreign investments, as well as low current account and debt deficits). The combination of these factors, in Banco Santander's analysis, explains the USD strengthening movement against most currencies, explaining a significant part of BRL devaluation seen over the last months. It is worth mentioning though that Santander assigns an optimistic bias to Brazil's risk perception, given the growing expectation that much-needed fiscal adjustments will be implemented. In this context, Santander believes the possibility of a significant decline in country risk and, therefore, Banco Santander expects Brazil’s exchange rate to reach 3.50 BRL/USD at the end of 2018 and 4.00 BRL/USD at the end of 2019.

Regarding the economic activity, Banco Santander revised 2018 economic growth forecast for Brazil from 2.0% to 1.5%. The deterioration in the international balance of risks and the increase of local uncertainties have shaken business and consumer confidence in the recent period, thus reducing the pace of GDP growth.

Despite the worsening Brazil's financial conditions in the short term, Banco Santander's expectation for economic growth in 2019 is still 3.2%, due to the solid macroeconomic fundamentals. The Bank reinforces its perspectives: inflation under control (it should remain at the target this and next year), balanced external accounts and improvement in the credit market. Given all these factors, Banco Santander expects interest rates to remain at low levels for a long time, since inflation expectations are still contained and the level of spare capacity in the Brazilian economy is huge. In fact, Santander projects a maintenance of basic interest rate (Selic rate) until 2020 – in other words, the Bank's expectations are 6.50% p.a. for this and next year.

Banco Santander forecasts for growth, inflation and low interest rates are based on the continuity of the reform agenda in the Brazilian economy, especially in the fiscal field. Banco Santander reiterates the assessment that the willingness and commitment of the next government to seek stabilization of the public debt as well as to maintain a sustainable economic policy will be fundamental for the country to achieve long-term economic and social development.

2) Performance

2.1) Corporate Net Income

CONSOLIDATED INCOME STATEMENTS (R$ Millions)	9M18	9M17	annual changes%	3Q18	2Q18	quarter changes %
Financial Income	58,115.4	59,752.2	-2.7	18,510.4	20,414.7	-9.3
Financial Expenses	(42,391.3)	(38,435.1)	10.3	(12,151.4)	(18,307.4)	-33.6
Gross Profit From Financial Operations (1)	15,724.1	21,317.1	-26.2	6,359.1	2,107.2	201.8
Other Operating (Expenses) Income (2)	(7,009.9)	(10,490.9)	-33.2	(2,546.9)	(2,046.8)	24.4
Operating Income	8,714.2	10,826.2	-19.5	3,812.1	60.4	6,210.5
Non-Operating Income	33.5	(312.6)	-110.7	6.2	14.7	-58.0
Income Before Taxes on Income and Profit Sharing	8,747.7	10,513.6	-16.8	3,818.3	75.1	4,982.2
Income Tax and Social Contribution (1)	1,696.0	(3,612.0)	-147.0	(240.1)	3,421.0	-107.0
Profit Sharing	(1,352.3)	(1,102.8)	22.6	(452.2)	(433.8)	4.2
Non-Controlling Interest	(260.7)	(300.3)	-13.2	(87.3)	(90.1)	-3.1
Consolidated Net Income	8,830.6	5,498.6	60.6	3,038.7	2,972.2	2.2
Excludes goodwill amortizations expenses (3)	208.9	1,368.5	-84.7	69.7	69.8	-0.1
Net Income Excluding Goodwill Amortization	9,039.5	6,867.1	31.6	3,108.4	3,042.0	2.2

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
MANAGEMENT REPORT
In thousands of Brazilian Real - R$, unless otherwise stated

For a better understanding of the results in BRGAAP, below is the Gross Profit from Financial Operations, disregarding the hedge effect (according to item 1):

ADJUSTED GROSS PROFIT FROM FINANCIAL OPERATIONS (R$ Million)	9M18	9M17	annual changes%	3Q18	2Q18	quarter changes %
Gross Profit From Financial Operations	15,724.1	21,317.1	-26.2	6,359.1	2,107.2	201.8
Income Tax and Social Contribution (hedge)	7,005.0	(596.4)	-1,274.5	1,584.5	5,269.9	-69.9
Adjusted Gross Profit From Financial Operations	22,729.0	20,720.7	9.7	7,943.6	7,377.1	7.7

INCOME TAX AND SOCIAL CONTRIBUITION (R$ Million)	9M18	9M17	annual changes%	3Q18	2Q18	quarter changes %
Income Tax and Social Contribution	1,696.0	(3,612.0)	-147.0	(240.1)	3,421.0	-107.0
Income Tax and Social Contribution (hedge)	(7,005.0)	596.4	-1,274.5	(1,584.5)	(5,269.9)	-69.9
Adjusted Income Tax and Social Contribution	(5,309.0)	(3,015.5)	76.1	(1,824.6)	(1,848.9)	-1.3

1) Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches and the Subsidiary Santander Brasil EFC

Banco Santander operates branches in the Cayman Islands and Luxembourg and a subsidiary in Spain called Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” which are used, mainly, to raise funds in the capital and financial foreign markets, providing credit lines that are extended to clients for trade-related financings and working capital. To protect the exposures to foreign exchange rate variations, the Bank uses derivatives. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (Real) in foreign investments are nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives is to protect the after-tax net income.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense  (PIS/Cofins) and income taxes (IR/CSLL), as demonstrated below:

FOREIGN EXCHANGE HEDGE OF THE GRAND CAYMAN AND LUXEMBOURG BRANCHS AND THE SUBSIDIARY SANTANDER BRASIL EFC (R$ Million)	9M18	9M17	annual changes%	3Q18	2Q18	quarter changes %
Exchange Variation - Profit From Financial Operations	8,376.2	(729.0)	-1,249.1	1,810.1	6,382.2	-71.6
Derivative Financial Instruments - Profit From Financial Operations	(15,787.6)	1,390.0	-1,235.8	(3,324.7)	(12,112.2)	-72.6
Income Tax and Social Contribution	7,005.0	(596.4)	-1,274.5	1,584.5	5,269.9	-69.9
PIS/Cofins - Tax Expenses	406.5	(64.6)	-728.8	(70.0)	460.1	-115.2

2) Other Operating (Expenses) Income

Fees - The highlights are: (a) credit / debit card commission and Acquiring Services, with growth of 17,2% in relation to the same period of the previous year, mainly due to the increase in both card and acquirer services; (b) Current Account Services, an increase of 15,4% in relation to the same period of the previous year, influenced by the increase in the number of active account holders, which grew 40 consecutive months; and (c) Insurance Commissions, with an increase of 10,8% in relation to the same period of the previous year, following the credit dynamics.

Fees (R$ Millions)	9M18	9M17	annual changes%	3Q18	2Q18	quarter changes %
Cards (Debit and Credit) and Acquiring Services	4,154.6	3,545.5	17.2	1,432.0	1,382.4	3.6
Checking Account Services	2,474.9	2,144.5	15.4	850.9	826.4	3.0
Insurance Fees	1,989.2	1,794.6	10.8	651.4	675.7	-3.6

General Expenses - Total expenses, which include expenses with personnel, other administrative expenses and expenses with profit sharing, excluding the effects of goodwill amortization, increased by 4,3%, and personnel expenses and profit sharing, increased by 4,3% and other administrative expenses increased by 5,5%, all compared to same period of 2017. Changes in administrative expenses are mainly due to the increase in variable expenses related to the commercial intensity of Banco Santander. Personnel expenses, including profit sharing, increased mainly due to growth in the distribution of profit sharing, following meritocracy and business performance.

General Expenses (R$ Millions)	9M18	9M17	annual changes%	3Q18	2Q18	quarter changes %
Personnel Expenses	(6,925.7)	(6,724.9)	3.0	(2,330.8)	(2,286.0)	2.0
Other Administrative Expenses	(7,766.9)	(7,364.8)	5.5	(2,689.7)	(2,580.7)	4.2
General Expenses, excluding the effects of goodwill amortization	(14,692.6)	(14,089.6)	4.3	(5,020.5)	(4,866.7)	3.2

3) Goodwill Amortization Expenses

The variation for the period of comparison ended on September 30, 2018 was mainly due to the amortization of Banco Real's acquisition goodwill, completed in October 2017.

2.2) Assets and Liabilities

CONSOLIDATED BALANCE SHEETS (R$ Millions)	Sep/18	Dec/17	sep/18 vs. dec/17 changes %
Current and Long-Term Assets	759,235.1	672,560.6	12.9
Permanent Assets	10,754.5	11,171.6	-3.7
TOTAL ASSETS	769,989.6	683,732.2	12.6
Current and Long-Term Liabilities	701,988.7	621,824.2	12.9
Deferred Income	354.9	511.4	-30.6
Non-Controlling Interest	2,095.3	1,896.7	10.5
Stockholders' Equity	65,550.7	59,500.0	10.2
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	769,989.6	683,732.2	12.6

Total assets are mainly represented:

(R$ Millions)	Sep/18	Dec/17	sep/18 vs. dec/17 changes %
Loan Portfolio	298,432.6	272,562.2	9.5
Securities and Derivative Financial Instruments (1)	179,682.3	171,729.7	4.6
Interbank Investments	56,923.4	46,760.7	21.7
Interbank Accounts	92,619.3	82,503.8	12.3

(1) Given the provisions of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity, securities classified as held-to-maturity, in the amount of R$11,628.8 million on September 30, 2018 (12/31/2017 - R$9,579.0 million).

2.3) Loan Portfolio

MANAGEMENT DISCLOSURE OF LOAN PORTFOLIO BY SEGMENT (R$ Million)	Sep/18	Dec/17	sep/18 vs. dec/17 changes %
Individuals (1)	125,336.1	108,115.3	15.9
Consumer Finance	47,273.9	41,884.4	12.9
Small and Medium-sized Entities	36,268.6	34,287.7	5.8
Large-sized Entity	89,554.0	88,274.9	1.4
Total Loan portfolio (gross)	298,432.6	272,562.3	9.5
Other Operations with Credit Risk	82,280.0	75,345.2	9.2
Total Extended Portfolio (gross)	380,712.6	347.907,5	9.4
Allowance for Loan Losses	(18,224.0)	(17,462.0)	4.4
Total Loan portfolio (net)	362,487.2	330,445.5	9.7

 (1) Including the loans to individual in the consumer finance segment, the individual portfolio reached R$166,743 on September 30, 2018 (12/31/2017 - R$144,942).

On September 30, 2018, the main highlights were the following segments: (a) "Individuals", which presented growth in both comparison periods, 15.9% compared to December 31, 2017, influenced mainly by the payroll growth, due to the strong commercial dynamics in the network and the experience of the digital channel; (b) "Consumer Finance", also with growth in both periods, being 12.9% compared to December 2017. The performance of this portfolio can be attributed in parts by platform + Business and + Times, which allows Banco Santander to capture opportunities in the segment of consumer goods.

Delinquency

The over-90 delinquency ratio reached 2.9% of the total credit portfolio in September 30, 2018, decreasing 0.3 b.p over December, 2017 (3.2%). The quality indicators of the portfolio remain under control, supported by the assertiveness of the risk models.

Allowance for loan losses represents 6.1% of the loan portfolio on September 30, 2018, 6.4% on December 31, 2017.

The allowance for loan losses expenses, net of revenues with recovery of loans previously written off for the period ended on September 30, 2018 is R$  7.817,2 million and R$  7.016,5  million in 2017, increasing 11,4%.

2.4) Funding by Customers

FUNDING BY CUSTOMERS (R$ Millions)	Sep/18	Dec/17	sep/18 vs. dec/17 changes %
Demand Deposits	17,420.6	17,177.0	1.4
Saving Deposits	44,429.2	40,572.4	9.5
Time Deposits	184,625.8	142,480.7	29.6
Debentures/LCI/LCA(1)	54,471.9	70,470.5	-22.7
Treasury Bills/Structured Operations Certificates	36,049.7	36,918.5	-2.4
Total Funding	336,997.2	307,619.1	9.6

 (1) Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).

The total funding resources increased 9,6%, compared to December, 2017, highlighting the growth of Time Deposits.

2.5) Stockholders’ Equity

On September 30, 2018, Banco Santander consolidated stockholders’ equity presented an increase of 10,2% compared to December, 2017.

The variation in the Stockholders' Equity balance between September 2018 and December 2017 was, mainly, due to the negative variation of the asset valuation adjustment (securities and derivative financial instruments) in the amount of R$1,491.9 million and the net income for the period in the amount of R$8,830.6 million and reduced, mainly, by the established of Interest on Capital in the amount of R$1,200 million and Dividends in the amount of R$600 million.

Treasury Shares

In the meeting held on November 1, 2017, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2017, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 38,717,204 Units, representing 38,717,204 common shares and 38,717,204 preferred shares, or the ADRs, which, on September 30, 2017, corresponded to approximately 1.03% of the Bank’s share capital. On September 30, 2017, the Bank held 373,269,828 common shares and 401,074,242 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 365 days counted from November 6, 2017, and will expire on November 5, 2018.

	Sep/18	Dec/17
	Quantity	Quantity
	Units	Units
Treasury shares at beginning of the period	1,773	25,786
Cancellation	-	(32,276)
Shares Acquisitions	13,559	12,768
Payment - Share-based compensation	(4,272)	(4,505)
Treasury shares at end of the period	11,060	1,773
Subtotal - Treasury Shares in thousands of reais	R$ 365,734	R$ 148,246
Emission Costs in thousands of Reais	R$ 231	R$ 194
Balance of Treasury Shares in thousands of reais	R$ 365,965	R$ 148,440
Cost/market Value	Units	Units
Minimum cost	R$ 7.55	R$ 7.55
Weighted average cost	R$ 27.55	R$ 24.41
Maximum cost	R$ 36.98	R$ 32.29
Market value	R$ 27.64	R$ 27.64

In the nine-month period ended September 30, 2018, there were highlights of Interest on Capital, as below:

DIVIDENDS AND INTEREST ON CAPITAL (R$ Millions)	09M18	12M17
Interest on capital	1,200.0	3,800.0
Intercalary Dividends	600.0	2,500.0
Total	1,800.0	6,300.0

2.6) Basel Index

Financial institutions are required by Bacen to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher than the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

As required by Resolution CMN 4,193/2013, the requirement for Regulatory Capital for the base year 2017 was 10.5%, composed by 9.25% of Minimum Regulatory Capital plus 1.25% of Additional Conservation Buffer. Considering this additional, the Tier I increased to 7.25% and the Minimum Main Capital to 5.75%.

For the base year 2018, the requirement for Regulatory Capital increased to 11.0%, including 8.625% of Minimum Regulatory Capital and a further 2.375% of Principal Capital Additional, being 1.875% of the additional conservation portion and 0.5% of the additional systemic portion. The Tier I reaches 8.375% and the Minimum Principal Capital 6.875%.

The Basel ratio is determined in accordance with the Financial Statements of the Prudential Conglomerate prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, as shown bellow:

BASEL INDEX %	Sep/18	Dec/17
Basel Index - consolidated	15.26	15.83

2.7) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the period ended September 30, 2018 for the main subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$ Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)	Ownership / Interest (%)
Santander Leasing S.A. Arrendamento Mercantil	14,962.6	5,791.2	358.7	1,921.3	99.99%
Aymoré Crédito, Financiamento e Investimento S.A.	43,124.8	1,953.9	508.5	37,077.3	100.00%
Santander Brasil, Establecimiento Financiero de Credito, S.A.	3,760.4	3,613.9	61.0	1,793.5	100.00%
Santander Corretora de Seguros, Investimento e Serviços S.A.	2,658.4	2,483.2	291.4	0.0	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	23,359.2	2,081.8	344.4	0.0	88.50%
Banco Bandepe S.A.	4,332.4	3,163.5	168.1	0.0	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,057.4	604.1	74.2	0.0	100.00%

 (1) Includes Leasing portfolio and other loans.

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules issued by Bacen.

3) Other Events

3.1) Post-employment Benefit Plan

On June 30, 2018, there was an increase in the cost contribution established in the Post-Employment Benefit Plan, which is calculated as a percentage of the total monthly compensation of members. The increase in the contribution resulted in a decrease in the past service cost, due to changes in the plan. The changes proposed in the Post-Employment Benefit imply a reduction in the present value of the obligations of the defined benefit plan, which is supported by actuarial valuations.

3.2) Recoverable Value Assessment

In the first half of 2018, it mainly includes the recognition by Banco Santander of impairment losses in the amount of R$306 million on intangible assets in the acquisition and development of systems. The loss was recorded based on the performance of technical analysis, which demonstrated a significant reduction in expected future economic benefits on these assets.

3.3) Non-Current Assets Held for Sale

On June 30, 2018, the Management of Banco Santander revalued its strategy on the investment in the company Real TJK Empreendimento Imobiliário SA (currently called Rojo Entretenimento SA), a company that owns the Santander Theater, and decided to transfer the item non-current assets held for sale to interests in affiliates and subsidiaries. As of December 31, 2017, the amount of this caption was R$131 million.

3.4) Opening of the branch in Luxembourg

On June 9, 2017, Banco Santander obtained authorization from the Central Bank to set up an agency in Luxembourg with a capital of US $ 1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows for the increase of funding capacity. The opening of the agency was authorized by the Luxembourg Minister of Finance on March 5, 2018. On April 3, 2018, after the reduction of the capital of the Cayman agency in the equivalent amount, the value of US$1 billion was allocated to capital of the Luxembourg branch.

3.5) Adhesion to Tax Debt Installment Programs

In October 2017 the Bank also joined the Incentive Payment Programs and Installments issued by the cities Rio de Janeiro and São Paulo. Accessions to the programs include lawsuits and administrative proceedings related to ISS of the periods from 2005 to 2016, in the total amount of R$293 million. As a consequence were registered income of R$435 million. The result recorded a reversal of provisions, net of tax effects, in the amount of R$96 million.

In August 2017, Banco Santander adhered to the program for the payment of tax and social security debts (in accordance with MP 783/2017). Adherence to the program included administrative proceedings related to IRPJ, CSLL and Social Security Contributions referring to the base periods from 1999 to 2005, in the total of R$534 million, after the benefits of the installment program, of which R$192 million was paid in August 2017 and R$300 million in January 2018.

3.6) Market Maker Services

On December 28, 2017, the Bank announced the hiring of BTG Pactual Corretora de Títulos e Valores Mobiliários S.A. as the market maker services provider for the Stocks Deposits Certificates (Units) issuance by the Bank, under the code SANB11, traded by B3 – Brasil, Bolsa, Balcão S.A. (B3 S.A.) (current name of BM&Bovespa – Bolsa de Valores, Mercadorias e Futuros), which is replacing Brasil Plural Corretora de Câmbio, Títulos e Valores Mobiliários S.A.. The new market maker has began its activities on January 2, 2018.

3.7) Public offering of Qatar Holding LLC

On April 11, 2017, Banco Santander in Brasil informed its stockholders and the market in general, in furtherance of the material facts disclosed on March 28, 2017 and April 6, 2017, the settlement of the secondary public offering for the distribution of 80,000,000 units issued by Banco Santander in Brasil and held by Qatar Holding LLC (Selling Stockholder), including in the form of American Depositary Shares (ADSs), having been allocated 22,000,000 Units for the Brazilian offering and 58,000,000 ADSs for the international offering. The price per Unit was set at R$25.00, resulting on a total amount of R$2 billion. Additionally, the amount of Units of the international offering initially offered was increased by an additional batch of 12,000,000 Units, exclusively in the form of ADSs also held by the Selling Stockholder.

3.8) Corporate Restructuring

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander.

a) Acquisition of Isban Brasil S.A. and Produban Serviços de Informática S.A.

Banco Santander purchased, on February 19 and, 2018, respectively, the totality of shares of Isban Brasil S.A., formerly held by Ingeniería de Software Bancário, S.L., and of Produban Serviços de Informática S.A., formerly held by Produban Servicios Informáticos Generales, S.L., for the amount of R$61 million and R$43 million, respectively. The parties involved in the transaction had Banco Santander, S.A. (Santander Spain) as common indirect controller, being certain that such operations were accomplished under market conditions. At the EGM held on February 19, 2018, was approved the capital increase of Isban Brasil in the amount of R$33 million, through the issuance of 11,783,900 shares, without par value, entirely subscribed and paid by Banco Santander. On February 28, 2018, the company Isban Brasil S.A. was merged in Produban Serviços de Informática S.A. and on the same date, Produban Serviços de Informática had its corporate name changed to Santander Brasil Tecnologia S.A.

b) Formation of Santander Auto

On December 20, 2017, Banco Santander and HDI Seguros S.A. (HDI Seguros), executed documents to form a partnership for the issuance, offering and sale of auto insurance, in a 100% digital way, through creation of a new insurance company - Santander Auto, to be held 50% by Sancap, a company controlled by Banco Santander, and 50% by HDI Seguros. On February 2, the partnership was approved by CADE, on April, 30, was approved by the Brazilian Central Bank and, on May, 15, SUSEP's prior approval was obtained. On October 9, through transformation of the vehicle company L.G.J.S.P.E. INVESTMENTS AND PARTICIPATIONS S.A., Sancap and HDI Seguros formed Santander Auto S.A., with capital of R$15,000,000.00. The start of Santander Auto's operations still depends on the authorization to operate of SUSEP.

c) Purchase of Ipanema Empreendimentos e Participações and Gestora de Investimentos Ipanema

On July 5, 2017, Atual Securitizadora, a wholly owned subsidiary of Banco Santander (Note 15), entered into a purchase and sale agreement to acquire a corporate interest equivalent to 70% of the quotas representing Ipanema Empreendimentos e Participações S.A. e Gestora de Investimentos Ipanema S.A. and the Investment Fund Ipanema NPL V. On September 19, 2017, the Brazilian Central Bank authorized the acquisition and, after fulfilling the other conditions precedent, the parties concluded the transaction on October 16, 2017.

d) Formation of Gestora de Inteligência de Crédito S.A.

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito S.A., were signed by the stockholders, whose control will be shared among the stockholders who will hold 20% of the its share capital each. In the EGM held on October 5, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$285 million, so that the capital stock increased from R$66 million to R$351 million. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Bank estimates that the Company will be fully operational in 2019.

e) Formation of BEN Benefícios e Serviços S.A.

On June 11, 2018, the BEN Benefícios e Serviços S.A., 100% owned by Banco Santander S.A., was incorporated, to act in the supply and administration of meal, food, transportation, cultural and similars vouchers, via printed or electronic and magnetic cards. In the EGM held on August 1st, 2018, BEN Benefícios e Serviços SA was increased by R$ 45 million, the capital stock to the amount of R$ 45,001,000.00, divided into 45,001,000 registered common shares and without nominal value, fully owned by Santander Brasil. The Bank estimates that the Company’s operations should begin between the last quarter of 2018 and the beginning of 2019.

f) Formation of Banco Hyundai Capital Brasil S.A.

On April 28, 2016, Aymoré CFI and Banco Santander executed with Hyundai Capital Services, Inc. (Hyundai Capital) the necessary documents for the formation of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to clients and Hyundai dealerships in Brazil. The bank shall have an equity participation of 50% held by Aymoré CFI and 50% held Hyundai Capital. On a Presidential Decree of September 18th, 2017, the Brazilian government recognized its interest in the foreign shareholding on the bank. In September 27, 2017, the Brazilian Central Bank issued its positive manifestation in favor of the project. On April 11, 2018, Aymoré CFI and Hyundai Capital formed, with an equity share of 50% held by Aymoré and 50% held by Hyundai Capital, a limited liability company named BHJV Assessoria e Consultoria em Gestão Empresarial Ltda., a non-operational entity which, on May 8th, 2018, was converted into a stock corporation named Banco Hyundai Capital Brasil S.A., and had its capital stock increased in the amount of R$ 99,995, amounting the total share capital of R$ 100,000, divided into 100,000,000 nominative common shares without par value. The bylaws of Banco Hyundai Capital Brasil S.A. are under analysis before the Brazilian Central Bank and its role as a financial institution under a multiple bank category is subject to issuance by the Brazilian Central Bank of an authorization to operate. Aymoré CFI holds the control of such entity.

g) Investment in Loop Gestão de Pátios S.A.

In June 26, 2018, Webmotors S.A., company with 70% interest indirectly owned by Santander Brasil, signed an investment agreement with Allpark Empreendimentos, Participações e Serviços S.A. and Celta LA Participações S.A., in order to acquire a corporate interest corresponding to 51% of the capital stock of Loop Gestão de Pátios S.A. (Loop), through capital increase and issuance of new shares of Loop to be fully subscribed and paid up by Webmotors. Loop operates in the segment of commercialization and physical and virtual auction of motor vehicles. On 25 September 2018, the operation was completed with the increase of the capital stock with issuance of shares representing 51% of the equity interest in Loop, which were fully subscribed and paid-in part Webmotors S.A.

h) Constitution of Esfera Fidelidade S.A.

In August 14, 2018, Esfera Fidelidade S.A. was incorporated, 100% owned by Banco Santander, which will act in the development and management of customer loyalty programs.

i) Other Corporate Movements

The following corporate acts were also carried out:

• In the EGM held on August 1st, 2018, BEN Benefícios e Serviços SA was increased by R$ 45 million, the capital stock to the amount of R$ 45,001,000.00, divided into 45,001,000 registered common shares and without nominal value, fully owned by Santander Brasil.

• In the EGM held on March 23rd, 2018, the company Atual Companhia Securitizadora de Créditos Financeiros had its name changed to Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. In the same EGM, was resolved the company’s capital increase in the amount of R$ 150,000, amounting the full share capital of R$ 270,000, divided into 265,419,392 nominative common shares and without par value, entirely held by Banco Santander.

• On December 22, 2017, Santander Corretora de Seguros, Cia. de Ferro Ligas da Bahia - Ferbasa SA and Brazil Wind S.A. executed agreement for the sale of 100% of the shares issued by BW Guirapá I S.A. held by Santander Corretora de Seguros and Brazil Wind S.A. to Ferbasa. The basic price of the total sale was R$414 million, and an additional amount of up to R$35 million may be paid if future targets stipulated in the Contract are met. This investment was written off, as a result the assets and liabilities of BW Guirapa I S.A. and its subsidiaries are no longer consolidated in the Conglomerate Balance Sheet as of January 1st, 2018. On April 2, 2018, the transaction was concluded (Notes 15 and 33).

• On November 30, 2017, the merger of Merger Santander Serviços by Santander Corretora de Seguros was approved (Note 15). With the extinction of Santander Serviços, Santander Corretora de Seguros became its successor in all its rights and obligations.

• On November 17, 2017, was formalized the acquisition by Banco Santander of the participation by Santusa Holding, S.L. (equivalent to 39.35%) in the share capital of Santander Serviços. Thus, Banco Santander becomes the holder of 99.99% of the shares of Santander Serviços.

• On October 26, 2017, after the Brazilian Central Bank issued an official letter with its positive manifestation in favor of the transaction, the acquisition by Banco Santander from all of the shares of Webcasas S.A. held by Santander Serviços was formalized. On November 1st, 2017, Webcasas S.A. was renamed to Santander Holding Imobiliária S.A. and had its corporate purpose altered to include activities related to real estate business.

• On September 29, 2017, the merger of Santander Brasil Advisory by Santander Corretora de Seguros was approved. With the extinction of Santander Brasil Advisory, the Santander Corretora de Seguros became its successor in all its rights and obligations.

• On August 31, 2017, the merger of Santander Microcrédito by Santander Corretora de Seguros was approved. With the extinction of Santander Microcrédito, Santander Corretora de Seguros became its successor in all its rights and obligations.

4) Strategy

Banco Santander Brasil is the only international bank with scale in the country. The Bank is convinced that the best way to grow in a profitable, recurring and sustainable manner is by providing excellent services to enhance customer satisfaction levels and attract more customers, making them more loyal. The actions are based on establishing close and long-lasting relationships with customers, suppliers and stockholders. To accomplish that goal, our purpose is to help people and businesses prosper by being a Simple, Personal and Fair Bank, guided by the following strategic priorities:

•  Increase customer preference and loyalty by offering targeted, simple, digital and innovative products and services through a multi-channel platform.

•  Improve the profitability, recurrence and sustainability of our results by growing in businesses with greater revenue diversification, aiming to strike a balance between loan, funding and services, while maintaining a preemptive risk management approach and rigorous cost control.

•  Be disciplined with capital and liquidity to preserve our solidity, face regulatory changes and seize growth opportunities.

•  Boost productivity through an intense agenda of commercial improvements that enable us to offer a complete portfolio of services.

In this quarter the Bank highlights the solid profitability performance, which reflects our sustainable business model and the focus on improving customer experience and satisfaction. As a result, the Bank increased our client base and expanded the NPS (Net Promoter Score) indicator, which proves the improvement in the services. The Bank continues to capture the synergies of the ecosystem along with the continuous strive for operational excellence that is already showing results. All these achievements are derived from the high engagement level of our employees and strong internal culture. Among the initiatives in the quarter, we highlight:

People

Engaged employees foster the sustainability of the business. The Bank continued to work on key fronts, such as cultivating clear and horizontal communication of top management with employees, promoting meritocracy, encouraging individual leadership in technical training and intrapreneurship.

During the quarter, the Bank was recognized, for the 3rd consecutive year, as one of the best companies to work for in Brazil, according to the GPTW (Great Place to Work) survey. The jump of 14 positions from last year shows the consolidation of the internal culture and employee engagement.

Customer loyalty

The high level of employee engagement, combined with the innovations and continuous quest for operational efficiency, points us in the right direction towards excellence in our services. This quarter, our NPS (Net Promoter Score), a tool used to gauge customer experience, reached 55 points, which represents 4.0 points rise compared to the previous quarter.

As a result of the actions, the Bank further expanded the customer base, highlighted by active current account holders, who have been growing for 40 months in a row.

Retail

•  Cards: we continued to accelerate our business opportunities by launching the NFC tag (technology for contactless payments) for watch bands, which complements the Santander Pass offering. In addition to that, as of this quarter, non-account holders are able to sign up for the credit card at our branches. With the purpose of broadening our product offering, the AAdvantage® credit card has incorporated the debit function and is being marketed at special rates for current account holders. Total turnover grew 19% YoY in 3Q18, the eleventh consecutive quarter of double-digit growth The market share growth in credit portfolio reached 12.9%, went up 1.2 p.p. YoY (Brazilian Central Bank, as of September 2018).

•  Payroll Loans: the high production level allowed us to expand our loan market share to 9.8% (Brazilian Central Bank, as of September 2018), a 2.0 p.p. increase in twelve months. In the quarter, the number of contracts generated through our digital channels advanced 1.3 times QoQ, reflecting good customer acceptance.

•  Real Estate: mortgage origination increased by 2.3 times (Brazilian Central Bank, cumulative figures between January and September 2018) in comparison with the same period of the previous year. The industrialization of our internal processes already shows advances in efficiency: application time (Comparison between Jan-18 and Sept-18) reduced 18% while agreements assued (Comparison between the average of the last vintages between Jan-18 and Sept-18) increased by 1.1 times.

Agro

The Bank maintained our position as the agribusiness partner bank by providing quality services and an assertive offering catered to the entire production chain. During the quarter, the Bank announced the winners of the Novo Agro Award, in partnership with Esalq-USP, which recognizes and celebrates the good practices of national producers and entrepreneurship. The Bank also inaugurated two agribusiness-dedicated stores, totaling 18 spaces at the end of September 2018. As a result of the improvement of our processes application time (Comparison between Jan-18 and Sept-18) fell 26% and agreements issued (Comparison between the average of the last vintages between Jan-18 and Sept-18) increased by 2.9 times.

The Bank was recognized by the Visão Agro Centro-Sul Award (Executed by AR Empreendimentos and supervised by GEGIS (Grupo de estudos do setor sucroenergético) and Revista Visão da Agroindústria) as the biggest supporter of transformation in the sugarcane agribusiness in Brazil.

Getnet

Total revenue grew 35% in twelve months while market share expanded 2.8 p.p. YoY reaching 14.0% (ABECS – Acquirers, as of June 2018). To support the e-commerce segment we launched in this quarter, platform that provides the financial intermediation between the marketplace and storekeepers also includes several financial services. Among the financial services provided, the Bank highlights the acceptance and generation of bills, sales conciliation, anti-fraud system, among others. Thus, we strengthen our position in e-commerce. In addition, the Bank announced the digital POS that will assist the clients in managing their businesses and the strategy is to offer customized solutions to market niches. In order to reach more clients, in this quarter we included service kiosks in streets markets to offer Superget among others financial products.

SMEs

The Bank continued to gain market share (Brazilian Central Bank, as of June 2018), which reached 11.5% (+2.7 p.p. YoY).

The strategy is based on sector-oriented offers, with specialized service, and a non-financial offering through the "Avançar" Program. This quarter, we included basic education in our sector-oriented portfolio through a monthly tuition payment solution via credit card, which was developed in collaboration with Getnet. Moreover, it also includes non-financial offerings, such as access to Universia and the learning management platform. Within the scope of the "Avançar" Program, the Bank inaugurated 5 spaces to hold events and entrepreneur meetings. All of these factors help us keep expanding our customer base and strengthening loyalty.

Strengthening leading businesses

Santander Financiamentos: the market share (Brazilian Central Bank, as of September 2018. Total market share of vehicles, considering individuals and companies) reached 23.8% (+1.3 p.p. in twelve months), sustaining our leadership in the segment. This quarter, The Bank was once again pioneer in the sector with the launch of +Fidelidade, an incentive model to store owners based on their level of loyalty and relationship with the bank. In addition, the Bank enhanced the customer's after-sales process, through several functionalities in an online portal that provides autonomy and practicality. As a result, the Bank have already seen an increase in the segment's NPS, as well as greater operational efficiency.

Webmotors: the Cockpit tool maintains a good implementation pace in stores and a high level of activation, reaching 78%. This platform brings together several solutions for the entire process of buying and selling vehicles and one of its functions is to improve sales conversion. Since its launch, 86% of leads received information on buyers from the Cockpit.

Santander Corporate & Investment Banking (SCIB):

The Bank is still recognized as leaders:

Financial advisory for financing and concession auctions and finance structuring, according to Anbima and advisor in Brazil and LATAM according Dealogic (Financial Advisory in the Americas. Dealogic. 9M18 and Financial Advisory – leadership since 2008, ANBIMA 2017).

In the foreign exchange market according to the Brazilian Central Bank (Cumulative between Jan-18 and Sept-18).

Santander Corretora was ranked in the 1st place in stock recommendation by newspaper Valor Econômico. (Considering the performance from January through August 2018).

Sustainability

In the Sustainability space, the Bank maintained our leadership in the microcredit market through the “Prospera” program, whose credit portfolio at the end of September 2018 grew 47% in twelve months. In Universidades segment (higher education), the Bank held “Preparadão Universia,” an education festival that had workshops, booths with educational institutions and the biggest class in the world. This reinforces Grupo Santander's position as the company that invests the most in education in the world – in Brazil alone, we have awarded around 11.3 thousand scholarships since 2015.

The Bank expanded the activities in the promotion of clean energy through a new credit line which finances solar energy equipment and can be hired directly at the branches. The Bank believes in this market’s potential in the upcoming years and thus we are strengthening our positioning.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted, having the long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by the rating agencies Standard & Poor's and Moody's:

(1). Last updated July 11, 2018.
(2). Last updated August 20, 2018.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
PERFORMANCE REVIEW
In thousands of Brazilian Real - R$, unless otherwise stated

6) Corporate Governance

The Board of Directors approved, at a meeting held on October 30, 2018, the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Bank and the Interim Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS), in accordance with the IASB and interpretations of the IFRS Interpretation Committee for the period ended September 30, 2018.

The Board of Directors approved, at a meeting held on September 28, 2018, the proposal to highlight and pay Interest on Capital, in the gross amount of R$600 million, for payment as from October 26, 2018, without any remuneration in title monetary restatement.

At a meeting held on August 28, 2018, the Board of Directors approved the appointment of Ms. Monique Silvano Arantes Bernardes as the Company's Ombudsman for a one (1) year term.

The Board of Directors approved, at a meeting held on July 24, 2018, the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Bank and the Interim Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS), in accordance with the IASB and interpretations of the IFRS Interpretation Committee for the period ended June 30, 2018.

The Board of Directors approved, at a meeting held on July 24, 2018, the election, for a complementary term, of Mr. Fernando Carvalho Botelho de Miranda for the position of Director without specific designation of the Company.

At a meeting held on July 3, 2018, the Board of Directors approved the election, for a complementary term, of Mr. Ramon Sanchez Santiago for the position of Director without specific designation of the Company.

The Board of Directors approved, at a meeting held on June 26, 2018, the proposal to highlight and pay Dividends, in the gross amount of R$600 million, for payment as from July 27, 2018, without any remuneration in title monetary restatement.

At a meeting held on May 29, 2018, the Board of Directors approved the appointment of Mr. Valdemir Moreira de Lima as the Company's Ombudsman for a term of one (1) year, with effect from May 9, 2018.

The Board of Directors approved, at a meeting held on June 14, 2018, the election, for a complementary term, of Mr. Alberto Monteiro de Queiroz Netto for the position of Director without specific designation of the Company.

At a meeting held on May 10, 2018, the Board of Directors approved the election of the members of the Company's Audit Committee for a one-year term, namely: Ms. Deborah Stern Vieitas, as Coordinator; Mr. Luiz Carlos Nannini, as a qualified technical member; Ms. Maria Elena Cardoso Figueira and Mr. Júlio Sergio de Souza Cardozo, as members.

The Board of Directors approved, at a meeting held on April 24, 2018, the Consolidated Individual Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to the institutions authorized to operate by the Bank and the Interim Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRS), in accordance with the IASB and interpretations of the IFRS Interpretation Committee for the period ended March 31, 2018.

The Board of Directors approved, at a meeting held on April 18, 2018, the dismissal of Mr. Cassius Schymura from the position of Director without specific designation of the Company.

The Board of Directors approved, at a meeting held on April 10, 2018: (i) the appointment, for a complementary term, of Mrs. Deborah Stern Vieitas as Coordinator of the Company's Audit Committee, in place of Mr. José Luciano Duarte Penido ,; (ii) the dismissal of Mrs. Deborah Stern Vieitas from the role of Coordinator of the Company's Risk and Compliance Committee; and (iii) the appointment of Mr. Bernardo Parnes as the Coordinator of the Company's Risk and Compliance Committee, for a term of office until the inauguration of those elected at the first Board of Directors Meeting held after the 2019 Ordinary General Meeting.

At a meeting held on March 27, 2018, the Board of Directors approved the proposal to highlight and pay Interest on Own Capital, in the gross amount of R $ 600 million, for payment as of April 26, 2018, without no remuneration for monetary restatement.

The Board of Directors met, at a meeting held on March 16, 2018, the resignation presented by the Director without specific designation Mr. Felipe Pires Guerra de Carvalho.

The Board of Directors met, at a meeting held on March 5, 2018, the resignation presented by the Director without specific designation Mr. Marcelo Zerbinatti.

The Board of Directors ratified, at a meeting held on February 26, 2018, the exoneration, on February 9, 2018, of Mrs. Maria Eugênia Andrade Lopez Santos, the Company's Executive Director.

The Board of Directors, at a meeting held on February 26, 2018: (i) was informed of the resignation presented by the Executive Vice-President Mr. Alexandre Silva D'Ambrosio; and (ii) approved, for a complementary term, the election of Mr. Alessandro Tomao, in his capacity as Executive Vice-President of the Company,.

At a meeting held on February 15, 2018, the Board of Directors approved Banco Santander's Consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (IFRS) for the year ended December 31, 2017.

The Board of Directors approved at a meeting held on February 1, 2018: (i) the election, for a complementary term, of Carlos Aguiar Neto, Claudenice Lopes Duarte, Germanuela de Almeida de Abreu, Gustavo Alejo Viviani, José Teixeira de Vasconcelos Neto and Rodrigo Cury, as Officers without Specific Designation; ; and (ii) the election of Mr. René Luiz Grande, as a member of the Company's Risk and Compliance Committee, for a complementary mandate.

The Board of Directors approved, at a meeting held on January 29, 2018, the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Bank, for the year ended on December 31, 2017.

The Board of Directors approved, at a meeting held on January 3, 2018, the dismissal of Mr. Conrado Engel, Senior Executive Vice-President of the Company.

7) Risk Management

On February 23, 2017, Bacen published CMN Resolution 4,557, which provides for the risk and capital management structure (GIRC) and entered into force 180 days from the date of its publication. The resolution highlights the need to implement an integrated risk and capital management framework, definition of integrated stress testing program and Risk Appetite Statement (RAS), constitution of Risk Committee and appointment of director for management and director of capital. Banco Santander is continuously and progressively developing necessary actions aiming at adherence to the new resolution. We haven´t identified relevant impacts resulting from this standard up to the date of publication of this note.

Types of Risk

•  Credit Risk

•  Market Risk

•  Operacional Risk

•  Compliance Risk

•  Money Laundering and Terrorism Financing Risk

•  Reputational Risk

•  Social and Environmental Risk

For further information, see explanatory note nº 36 of this publication.

Structure of Capital Management

Banco Santander’s structure of capital management has a robust governance framework that supports the process related to this theme and establishes the attributions of each teams involved. Furthermore, there is a clear definition that should be adopted to effective capital management. More details can be consult in “Structure Capital and Risk Management”, available on Investor Relations website.

Internal Audit

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit is a permanent function, independent of any other functions or units, whose objective is to provide the Management Body and the senior management with independent assurance on the quality and effectiveness of internal control, risk management (current or emerging) and governance processes and systems, thereby helping to protect the company’s value, solvency and reputation. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

In order to perform its duties and reduce coverage risks inherent to Banco Santander's activities, the Internal Audit area has internally developed tools that are updated when necessary. These include the risk matrix, used as a planning tool, prioritizing each unit’s risk level, considering, among others, its inherent risks, the last audit rating, level of compliance with recommendations and their size.  The work programs, which describe the audit tests to be performed, are reviewed periodically.

The Audit Committee and the Board of Directors favorably reviewed and approved the work plan of the Internal Audit for the year 2018.

In the first nine months of 2018, internal control procedures and controls on the information systems of the selected units, according to the work plan for the year, were evaluated, considering the effectiveness of the design and its operation. The Internal Audit informed the Audit Committee and the Board of Directors about the conclusions of the works done during that period, according to its annual plan.

For further information, see the "Risk and Capital Management Structure - Resolution nº. 4,557 / BACEN" in "Corporate Governance" and "Risk Management" at https://www.ri.santander.com.br/

8) People

When the discussion is about the growth and development of Banco Santander, a force stands out: the People. Having a motivated and dedicated employees is a decisive factor in making the Bank in the best bank for clients and the best company for employees.

Employees are the strongest link between the Bank and clients and so, day after day, Banco Santander enhances their management practices because it knows that only with dedicated employees, well trained and with full professional development, the Bank will manage to get more and better clients, satisfied, proud to do business with Banco Santander and the Santander brand.

The daily performance of Banco Santander with clients, employees, stockholders and society is guided by the purpose of the Bank to contribute to people and businesses to prosper and their way of act.

The Bank has a talented team of 47,836 employees only in Brazil. The Bank seeks professionals who identified with the Corporate Culture, to be a Simple Bank (with uncomplicated and easy services to operate), Personal (with solutions and channels that meet clients needs and preferences) and Fair (promoting business and relationships that are good for clients, stockholders and employees). In addition to identifying with the culture, the Banco Santander's employees act in their day to day aligned to it.

9) Sustainable Development

Santander’s Sustainability Strategy is based on three pillars: (i) Efficient and strategic use of Natural Capital, (ii) Potential Development and (iii) Resilient and Inclusive Economy. The Bank's vision of the future, through these pillars, is to support Brazilian society in its transformation to Brazil of the 21st Century, maintaining excellence and responsibility in internal management, with ethical values as the basis and technology at the service of people and business.

Some of the Sustainability awards and recognitions received in 2018 which demonstrate the consistency of environmental, social and governance practices are: inclusion of Santander Brazil as a constituent of the FTSE4Good Index Series; with the case of Prospera Santander Microcredit, Santander was recognized by the United Nations during the event Sustainable Development Goals in Brazil - The Role of the Private Sector; the Santander Group was recognized as one of the three best banks in the world and the first in Europe by the DJSI (Dow Jones Sustainability Index).

Among the third quarter highlights is the launch of CDC Solar, which aims to finance systems for the generation of photovoltaic solar energy with attractive interest rates, long-term, among other special conditions, enabling financing of up to 100% of the value. Through Responsible Agribusiness until September 30, 2018, 129 clients were trained during events related to Sustainability. In Project Finance financial advisory, the Bank carried out in 2018 R$ 127 million in investments related to renewable energy. Regarding the major operations, in 2018 Santander participated in Green Bonds issues in the amount of R$ 621 million for infrastructure projects for power transmission systems.

Prospera Santander Microcredit resulted in more than R$ 818 million of microcredit operations (70% above 2017), with more than 228 thousand active clients and with 96% of compliance rate, also training more than 1,700 micro entrepreneurs.

Through Santander Universities were been granted 1,846 scholarships and signed agreements with 297 Higher Education Institutions until 09/30/2018. Santander is considered the most investing company in education in the world . Amigo de Valor Program, which directs resources from employees, clients and the Bank itself to Funds for Child and Adolescent Rights Councils, has issued a public notice for selection of initiatives that will receive program support in the 2019-2020 cycle. In total, more than 190 council proposals were distributed throughout Brazil.

10) Independent Audit

Banco Santander's policy of including its subsidiaries in contracting services not related to the external audit of its independent auditors is based on Brazilian and international auditing standards that preserve the auditor's independence. This reasoning provides as follows: (i) the auditor should not audit his own work, (ii) the auditor should not perform managerial duties on his client, (iii) the auditor should not promote the interests of his client, and (iv) need for approval of any services by the Bank's Audit Committee.

In compliance with the Instruction of the Securities Commission 381/2003, Banco Santander informs that in nine-month period ended September 30, 2018, PricewaterhouseCoopers did not provide services not related to the independent audit of the Financial Statements of Banco Santander and subsidiaries above 5% of total fees related to independent auditing services.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, which include an evaluation of the work performed, covering any service that is not independent of the Financial Statements of Banco Santander and its subsidiaries. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor. The acceptance and provision of professional services not related to the external audit nine-month period ended September 30, 2018 did not affect the independence and objectivity in conducting the external audits carried out in Banco Santander and other entities of the Group, since the above principles were observed.

The Board of Directors

The Executive

(Authorized at the Meeting of the Board of October 30, 2018).

Banco Santander (Brasil) S.A.

Interim Financial Statements

at September 30, 2018

and independent auditor's report

Independent auditor's report

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Introduction

We have reviewed the interim consolidated balance sheet of Banco Santander (Brasil) S.A. ("Bank") as at September 30, 2018, and the related statements of income for the quarter and nine-month period then ended, changes in equity and cash flows for the nine-month period then ended, as well as the interim consolidated balance sheet of Banco Santander (Brasil) S.A. and its subsidiaries ("Consolidated") as at September 30, 2018, and the related consolidated statements of income for the quarter and nine-month period then ended, changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these interim financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial statements referred to above do not present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A., and Banco Santander (Brasil) S.A. and its subsidiaries as at September 30, 2018, their financial performance and its cash flows for nine-month period then ended, as well as their consolidated financial performance and its cash flows for the nine-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Other Matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the nine-month period ended September 30, 2018, prepared under the responsibility of the Management, whose presentation is required by Brazilian Corporate Law by publicly-held companies. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the interim financial statements taken as a whole.

São Paulo, October 30, 2018

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Edison Arisa Pereira

Accountant CRC 1SP127241/O-0

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
BALANCE SHEETS
In thousands of Brazilian Real - R$, unless otherwise stated.

		Bank		Consolidated
	Notes	09/30/2018	12/31/2017	09/30/2018	12/31/2017

Current Assets		465,222,895	378,400,031	494,951,309	411,052,577
Cash	4	14,632,120	11,148,561	14,944,755	11,234,369
Interbank Investments	5	81,655,715	71,055,301	56,499,131	46,240,236
Money Market Investments		44,892,363	34,414,303	44,892,363	34,484,321
Interbank Deposits		28,462,100	27,226,866	3,304,544	2,341,195
Foreign Currency Investments		8,301,252	9,414,132	8,302,224	9,414,720
Securities and Derivative Financial Instruments	6	73,351,838	59,009,344	83,107,184	74,425,223
Own Portfolio		34,890,805	21,749,034	45,739,815	29,592,305
Subject to Repurchase Commitments		29,681,459	28,459,543	19,748,317	21,716,051
Derivative Financial Instruments		8,399,601	6,059,567	14,081,837	16,213,994
Deposited in the Central Bank		6,573	8,803	12,276	71,234
Privatization Currencies		748	727	748	727
Pledged in Guarantees		372,652	2,731,670	3,524,191	6,830,912
Interbank Accounts	7	79,634,783	69,209,753	92,349,500	82,230,408
Payments and Receipts Pending Settlement		10,138,601	6,577,308	22,438,026	19,200,600
Restricted Deposits:		69,461,692	62,386,433	69,892,019	62,783,796
Central Bank Deposits		69,460,370	62,384,107	69,890,697	62,781,470
National Housing System (SFH)		1,322	2,326	1,322	2,326
Interbank Transfers		15,035	227,630	-	227,630
Correspondents		19,455	18,382	19,455	18,382
Lending Operations	8	75,396,576	70,472,211	100,431,508	94,049,534
Public Sector		1,519	11,926	1,519	11,926
Private Sector		79,533,883	73,988,046	105,435,382	98,139,434
Lending Operations Assignment		-	-	39,094	56,964
(Allowance for Loan Losses)	8.f	(4,138,826)	(3,527,761)	(5,044,487)	(4,158,790)
Leasing Operations	8	-	-	1,248,596	1,324,768
Private Sector		-	-	1,272,587	1,344,466
(Allowance for Lease Losses)	8.f	-	-	(23,991)	(19,698)
Other Receivables		139,192,304	96,370,493	144,486,409	99,869,384
Credits for Avals and Sureties Honored		259,463	39,186	259,463	39,186
Foreign Exchange Portfolio	9	86,415,950	53,370,513	86,415,950	53,370,513
Income Receivable		1,641,801	2,238,371	1,694,393	1,731,330
Trading Account	10	932,171	985,646	1,215,020	1,215,473
Deferred Taxes	11	7,752,599	3,340,220	8,505,169	3,815,576
Others	12	43,113,105	36,821,967	47,391,430	40,171,446
(Allowance for Other Receivables Losses)	8.f	(922,785)	(425,410)	(995,016)	(474,140)
Other Assets		1,359,559	1,134,368	1,884,226	1,678,655
Non-Current Assets Held for Sale	13	-	130,713	-	130,713
Other Assets		1,176,678	906,375	1,581,211	1,374,193
(Allowance for Valuation)		(316,617)	(276,575)	(361,561)	(350,829)
Prepaid Expenses		499,498	373,855	664,576	524,578

The accompanying notes from Management are an integral part of these financial statements.

			Bank		Consolidated
	Notes	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Long-Term Assets		257,556,346	278,811,570	264,283,809	261,508,030
Interbank Investments	5	28,456,905	21,840,772	424,297	520,440
Interbank Deposits		28,456,905	21,840,772	424,297	520,440
Securities and Derivative Financial Instruments	6	100,348,886	125,931,316	96,575,117	97,304,451
Own Portfolio		22,844,645	32,371,256	24,069,343	29,610,935
Subject to Repurchase Commitments		57,668,333	76,572,322	50,300,360	49,322,185
Derivative Financial Instruments		5,176,451	5,244,306	5,230,286	5,329,774
Deposited with the Central Bank		905,617	2,223,899	905,617	2,296,355
Privatization Currencies		855	1,278	855	1,278
Pledged in Guarantees		12,513,484	4,426,641	14,829,155	5,652,310
Securities Obtained from Commitments with Free Mover		1,239,501	5,091,614	1,239,501	5,091,614
Interbank Accounts	7	269,801	273,430	269,801	273,430
Restricted Deposits:		269,801	273,430	269,801	273,430
National Housing System (SFH)		269,801	273,430	269,801	273,430
Lending Operations	8	96,716,005	86,203,176	127,320,082	111,247,107
Public Sector		287,425	46,974	287,425	46,974
Private Sector		107,177,380	97,425,089	138,588,128	123,159,231
Lending Operations Related to Assignment		-	166,982	-	248,955
(Allowance for Loan Losses)	8.f	(10,748,800)	(11,435,869)	(11,555,471)	(12,208,053)
Leasing Operations	8	-	-	1,295,742	1,200,133
Public Sector		-	-	151	-
Private Sector		-	1	1,345,164	1,252,872
(Allowance for Lease Losses)	8.f	-	(1)	(49,573)	(52,739)
Other Receivables		31,152,304	44,068,296	37,657,176	50,334,627
Receivables for Guarantees Honored		369,666	315,956	369,666	315,956
Foreign Exchange Portfolio	9	1,189,834	6,748,712	1,189,834	6,748,712
Income Receivable		180,676	223,648	180,676	223,648
Deferred Taxes	11	17,865,707	19,552,697	20,468,455	22,344,067
Others	12	11,989,796	17,705,459	16,003,988	21,250,798
(Allowance for Other Receivables Losses)	8.f	(443,375)	(478,176)	(555,443)	(548,554)
Other Assets		612,445	494,580	741,594	627,842
Temporary Assets		1,622	1,765	1,631	1,773
(Allowance for Losses)		(1,622)	(1,765)	(1,631)	(1,773)
Prepaid Expenses		612,445	494,580	741,594	627,842

Permanent Assets		29,169,977	27,402,426	10,754,458	11,171,605
Investments		20,218,888	17,983,953	477,280	370,946
Investments in Affiliates and Subsidiaries:	15	20,198,063	17,963,316	456,384	350,053
Domestic		16,584,132	14,929,728	456,384	350,053
Foreign		3,613,931	3,033,588	-	-
Other Investments		45,109	46,556	50,763	52,325
(Allowance for Losses)		(24,284)	(25,919)	(29,867)	(31,432)
Fixed Assets	16	5,587,815	5,804,626	6,266,330	6,395,684
Real Estate in Use		2,482,391	2,496,780	2,682,801	2,597,407
Others Fixed Assets		11,998,325	11,642,294	13,275,318	12,801,568
(Accumulated Depreciation)		(8,892,901)	(8,334,448)	(9,691,789)	(9,003,291)
Intangible Assets	17	3,363,274	3,613,847	4,010,848	4,404,975
Goodwill		26,416,936	26,419,016	27,755,994	27,758,074
Others Intangible Assets		9,190,149	8,964,796	9,794,048	9,508,395
(Accumulated Amortization)		(32,243,811)	(31,769,965)	(33,539,194)	(32,861,494)
Total Assets		751,949,218	684,614,027	769,989,576	683,732,212

The accompanying notes from Management are an integral part of these financial statements.

			Bank		Consolidated
	Notes	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Current Liabilities		509,223,385	459,722,481	515,833,114	451,559,710
Deposits	18.a	192,531,215	166,797,454	188,556,639	144,589,321
Demand Deposits		17,410,655	17,133,923	17,420,647	17,176,981
Savings Deposits		44,429,151	40,572,369	44,429,151	40,572,369
Interbank Deposits		7,049,259	24,698,773	3,582,390	2,811,654
Time Deposits		123,642,150	84,392,389	123,118,747	84,018,316
Other Deposits		-	-	5,704	10,001
Money Market Funding	18.b	103,878,089	110,346,900	91,944,948	97,601,475
Own Portfolio		87,083,485	103,622,592	77,150,343	96,878,750
Third Parties		16,002,607	6,259,682	14,002,608	258,099
Linked to Trading Portfolio Operations		791,997	464,626	791,997	464,626
Funds from Acceptance and Issuance of Securities	18.c	34,825,238	50,482,288	36,853,189	52,115,435
Exchange Acceptances		-	-	574,890	639,835
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		31,651,868	48,167,503	33,104,929	49,160,815
Securities Issued Abroad		1,606,256	1,272,494	1,606,256	1,272,494
Funding by Structured Operations Certificates		1,567,114	1,042,291	1,567,114	1,042,291
Interbank Accounts	7	1,715,945	60,378	1,918,075	264,390
Receipts and Payments Pending Settlement		1,569,838	-	1,771,968	191,727
Interbank Transfers		-	-	-	12,285
Correspondents		146,107	60,378	146,107	60,378
Interbank Accounts		3,593,366	4,274,512	3,593,366	4,274,512
Third-Party Funds in Transit		3,593,133	4,273,771	3,593,133	4,273,771
Internal Transfers of Assets		233	741	233	741
Borrowings	18.e	49,477,377	33,061,035	47,848,142	32,027,306
Local Borrowings - Other Institutions		-	-	45,413	77,087
Foreign Borrowings		49,477,377	33,061,035	47,802,729	31,950,219
Domestic Onlendings - Official Institutions	18.e	4,418,890	6,224,384	4,418,890	6,224,384
National Economic and Social Development Bank (BNDES)		2,055,867	3,479,329	2,055,867	3,479,329
Federal Savings and Loan Bank (CEF)		11,971	3,632	11,971	3,632
National Equipment Financing Authority (FINAME)		1,969,905	2,505,707	1,969,905	2,505,707
Other Institutions		381,147	235,716	381,147	235,716
Derivative Financial Instruments	6	5,140,816	5,797,638	10,854,019	15,943,399
Derivative Financial Instruments		5,140,816	5,797,638	10,854,019	15,943,399
Other Payables		113,642,449	82,677,892	129,845,846	98,519,488
Collected Taxes and Other		1,773,612	139,321	1,800,711	168,067
Foreign Exchange Portfolio	9	79,336,289	48,664,949	79,336,289	48,664,949
Social and Statutory		869,609	4,951,781	906,015	5,019,442
Tax and Social Security	19	1,139,612	1,555,596	2,122,087	2,585,381
Trading Account	10	1,738,044	83,848	2,444,467	607,274
Subordinated Debt	20	-	519,230	-	519,230
Debt Instruments Eligible to Compose Capital	21	67,990	114,104	67,990	114,104
Others	22	28,717,293	26,649,063	43,168,287	40,841,041

The accompanying notes from Management are an integral part of these financial statements.

			Bank		Consolidated
	Notes	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Long-Term Liabilities		176,904,146	165,044,386	186,155,540	170,264,470
Deposits	18.a	63,459,876	63,170,609	62,035,954	58,942,822
Interbank Deposits		499,169	3,014,560	528,940	480,468
Time Deposits		62,960,707	60,156,049	61,507,014	58,462,354
Money Market Funding	18.b	25,600,445	32,360,542	25,600,445	32,360,542
Own Portfolio		205,802	294,454	205,802	294,454
Linked to Trading Portfolio Operations		25,394,643	32,066,088	25,394,643	32,066,088
Funds from Acceptance and Issuance of Securities	18.c	42,045,629	21,754,723	45,367,319	24,541,042
Exchange Acceptances		-	-	728,614	537,344
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		37,693,469	20,086,361	40,286,545	22,335,336
Securities Issued Abroad		3,438,394	720,387	3,438,394	720,387
Funding by Structured Operations Certificates		913,766	947,975	913,766	947,975
Borrowings	18.e	2,786,752	1,381,924	2,849,095	1,443,306
Local Borrowings - Other Institutions		-	476,876	62,343	538,258
Foreign Borrowings		2,786,752	905,048	2,786,752	905,048
Domestic Onlendings - Official Institutions	18.e	9,112,400	10,411,313	9,112,400	10,411,313
National Economic and Social Development Bank (BNDES)		5,555,795	5,981,081	5,555,795	5,981,081
Federal Savings and Loan Bank (CEF)		79,516	86,621	79,516	86,621
National Equipment Financing Authority (FINAME)		3,443,403	4,339,195	3,443,403	4,339,195
Other Institutions		33,686	4,416	33,686	4,416
Derivative Financial Instruments	6	5,978,518	4,610,657	6,078,017	4,737,485
Derivative Financial Instruments		5,978,518	4,610,657	6,078,017	4,737,485
Other Payables		27,920,526	31,354,618	35,112,310	37,827,960
Foreign Exchange Portfolio	9	1,085,482	6,652,981	1,085,482	6,652,981
Tax and Social Security	19	1,643,324	1,848,736	1,927,484	2,284,919
Debt Instruments Eligible to Compose Capital	21	10,056,641	8,325,451	10,056,641	8,325,451
Others	22	15,135,079	14,527,450	22,042,703	20,564,609

Deferred Income		276,018	353,214	354,937	511,386
Deferred Income		276,018	353,214	354,937	511,386

Stockholders' Equity	24	65,545,669	59,493,946	65,550,719	59,499,954
Capital:		57,000,000	57,000,000	57,000,000	57,000,000
Brazilian Residents		4,808,186	4,808,186	4,808,186	4,808,186
Foreign Residents		52,191,814	52,191,814	52,191,814	52,191,814
Capital Reserves		92,938	172,398	94,476	174,616
Profit Reserves		8,645,598	4,054,160	8,645,597	4,057,950
Adjustment to Fair Value		(2,265,619)	(1,584,172)	(2,265,619)	(1,584,172)
Retained Earnings		2,438,717	-	2,442,230	-
(-) Treasury Shares		(365,965)	(148,440)	(365,965)	(148,440)

Non Controlling Interest	24.f	-	-	2,095,266	1,896,692

Total Stockholders' Equity		65,545,669	59,493,946	67,645,985	61,396,646

Total Liabilities		751,949,218	684,614,027	769,989,576	683,732,212

The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
INCOME STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

					Bank				Consolidated
	Notes	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2017	01/01 to 09/30/2017	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2017	01/01 to 09/30/2017
Income Related to Financial Operations		16,253,346	52,265,399	19,131,311	58,910,392	18,520,196	58,115,371	20,025,546	59,752,181
Loan Operations		10,317,808	32,222,060	8,317,802	27,078,934	13,477,176	41,648,567	10,936,858	34,551,153
Leasing Operations		-	-	-	-	81,820	257,161	97,671	308,565
Securities Transactions	6.a	6,171,061	21,187,618	7,340,796	22,297,335	5,264,712	17,688,405	5,531,526	15,273,728
Derivatives Transactions		(1,014,935)	(4,750,874)	2,141,746	3,158,050	(1,086,170)	(5,096,259)	2,126,926	3,220,495
Foreign Exchange Operations		(205,828)	814,663	672	1,922,280	(208,463)	808,254	(7,514)	1,912,032
Operations of Sale or Transfer of Financial Assets		-	-	-	-	-	-	2,690	7,165
Compulsory Deposits		985,240	2,791,932	1,330,295	4,453,793	991,121	2,809,243	1,337,389	4,479,043
Expenses on Financial Operations		(11,534,776)	(40,823,380)	(11,719,062)	(41,474,317)	(12,161,145)	(42,391,274)	(11,239,112)	(38,435,090)
Funding Operations Market	18.d	(7,245,359)	(23,429,765)	(10,077,509)	(33,255,752)	(7,042,627)	(22,540,856)	(9,111,390)	(28,809,293)
Borrowings and Onlendings Operations		(1,805,395)	(9,304,203)	985,367	(406,167)	(2,114,215)	(10,221,923)	885,224	(651,695)
Leasing Operations		-	(6)	(53)	(72)	-	-	-	-
Operations of Sale or Transfer of Financial Assets		(39,520)	(171,017)	-	-	(40,554)	(174,286)	-	-
Allowance for Loan Losses	8.f	(2,444,502)	(7,918,389)	(2,626,867)	(7,812,326)	(2,963,749)	(9,454,209)	(3,012,946)	(8,974,102)
Gross Income Related to Financial Operations		4,718,570	11,442,019	7,412,249	17,436,075	6,359,051	15,724,097	8,786,434	21,317,091

Other Operating Revenues (Expenses)		(1,579,605)	(4,197,847)	(3,218,350)	(8,116,253)	(2,546,943)	(7,009,889)	(4,066,359)	(10,490,872)
Banking Service Fees	27	2,234,265	6,829,338	2,128,257	6,355,569	2,946,381	8,991,157	2,792,474	8,266,277
Income Related to Bank Charges	27	1,007,502	3,003,816	888,564	2,533,359	1,188,809	3,552,858	1,078,316	3,105,807
Personnel Expenses	28	(1,677,497)	(5,044,162)	(1,723,098)	(5,148,364)	(1,878,637)	(5,573,394)	(1,881,442)	(5,622,105)
Other Administrative Expenses	29	(2,391,276)	(6,878,002)	(2,660,181)	(7,616,745)	(2,759,460)	(7,975,805)	(3,048,765)	(8,733,299)
Tax Expenses	30	(822,434)	(1,862,203)	(842,192)	(2,171,595)	(1,073,891)	(2,585,983)	(1,047,233)	(2,776,672)
Investments in Affiliates and Subsidiaries	15	685,007	1,973,136	522,287	1,404,931	4,888	13,887	10,226	26,235
Other Operating Revenues	31	1,547,266	4,312,465	811,982	2,524,626	1,796,660	4,875,562	958,570	2,998,435
Other Operating Expenses	32	(2,162,438)	(6,532,235)	(2,343,969)	(5,998,034)	(2,771,693)	(8,308,171)	(2,928,505)	(7,755,550)
Operating Income		3,138,965	7,244,172	4,193,899	9,319,822	3,812,108	8,714,208	4,720,075	10,826,219

Non-Operating Income	33	2,882	23,877	(29,439)	(241,627)	6,184	33,460	(34,545)	(312,622)

Income Before Taxes on Income and Profit Sharing		3,141,847	7,268,049	4,164,460	9,078,195	3,818,292	8,747,668	4,685,530	10,513,597
Income Tax and Social Contribution	34	311,711	2,816,726	(1,919,830)	(2,503,243)	(240,109)	1,695,969	(2,343,079)	(3,611,953)
Provision for Income Tax		1,557	(11,577)	(482,776)	(1,216,770)	(309,146)	(683,078)	(778,733)	(1,944,915)
Provision for Social Contribution Tax		4,898	9,021	(314,727)	(872,676)	(215,730)	(448,773)	(520,553)	(1,401,850)
Deferred Tax Credits		305,256	2,819,282	(1,122,327)	(413,797)	284,767	2,827,820	(1,043,793)	(265,188)
Profit Sharing		(414,840)	(1,254,619)	(420,372)	(1,042,503)	(452,175)	(1,352,316)	(437,843)	(1,102,771)
Non Controlling Interest	24.f	-	-	-	-	(87,323)	(260,690)	(109,936)	(300,280)
Net Income		3,038,718	8,830,156	1,824,258	5,532,449	3,038,685	8,830,631	1,794,672	5,498,593

Number of Shares (Thousands)	24.a	7,498,531	7,498,531	7,494,855	7,494,855
Net Income per Thousand Shares (R$)		405.24	1,177.58	243.40	738.17

The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - BANK
In thousands of Brazilian Real - R$, unless otherwise stated.

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Total
Balances as of December 31, 2016		57,000,000	395,925	2,114,456	909,925	(136,813)	68,598	(2,083,480)	-	(514,034)	57,754,577
Employee Benefit Plans		-	-	-	-	-	-	(444,027)	-	-	(444,027)
Treasury Shares		-	(257,602)	-	(486,817)	-	-	-	-	487,731	(256,688)
Result of Treasury Shares	24.d	-	273	-	-	-	-	-	-	-	273
Reservations for Share - Based Payment		-	(38,067)	-	-	-	-	-	-	-	(38,067)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	1,423,412	68,534	-	-	-	1,491,946
Restructuring of Capital		-	-	-	-	-	-	-	-	(37)	(37)
Net Income		-	-	-	-	-	-	-	5,532,449	-	5,532,449
Allocations:
Legal Reserve	24.c	-	-	176,445	-	-	-	-	(176,445)	-	-
Interest on Capital	24.b	-	-	-	-	-	-	-	(1,500,000)	-	(1,500,000)
Reserve for Dividend Equalization	24.c	-	-	-	2,852,468	-	-	-	(2,852,468)	-	-
First Time Adoption: Financial Guarantees Provided - CMN Resolution nº 4,512	3.w & 22	-	-	-	-	-	-	-	(179,278)	-	(179,278)
Balances as of September 30, 2017		57,000,000	100,529	2,290,901	3,275,576	1,286,599	137,132	(2,527,507)	824,258	(26,340)	62,361,148
Changes in the Period		-	(295,396)	176,445	2,365,651	1,423,412	68,534	(444,027)	824,258	487,694	4,606,571

Balances as of December 31, 2017		57,000,000	172,398	2,505,285	1,548,875	1,030,563	89,648	(2,704,383)	-	(148,440)	59,493,946
Employee Benefit Plans		-	-	-	-	-	-	340,636	-	-	340,636
Treasury Shares		-	-	-	-	-	-	-	-	(217,488)	(217,488)
Treasury Shares Result	24.d	-	(6,644)	-	-	-	-	-	-	-	(6,644)
Reservations for Share - Based Payment		-	(72,816)	-	-	-	-	-	-	-	(72,816)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(974,816)	(47,267)	-	-	-	(1,022,083)
Restructuring of Capital		-	-	-	-	-	-	-	-	(37)	(37)
Net Income		-	-	-	-	-	-	-	8,830,156	-	8,830,156
Allocations:
Legal Reserve	24.c	-	-	289,572	-	-	-	-	(289,572)	-	-
Dividends	24.b	-	-	-	-	-	-	-	(600,000)	-	(600,000)
Interest on Capital	24.b	-	-	-	-	-	-	-	(1,200,000)	-	(1,200,000)
Reserve for Dividend Equalization	24.c	-	-	-	4,301,866	-	-	-	(4,301,867)	-	(1)
Balances as of September 30, 2018		57,000,000	92,938	2,794,857	5,850,741	55,747	42,381	(2,363,747)	2,438,717	(365,965)	65,545,669
Changes in the Period		-	(79,460)	289,572	4,301,866	(974,816)	(47,267)	340,636	2,438,717	(217,525)	6,051,723

The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - CONSOLIDATED
In thousands of Brazilian Real - R$, unless otherwise stated.

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others					Total
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury	Stockholders'	Minority	Stockholders'
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Equity	Interest	Equity
Balances as of December 31, 2016		57,000,000	396,951	2,114,456	925,003	(135,970)	68,598	(2,083,480)	-	(514,034)	57,771,524	2,525,746	60,297,270
Employee Benefit Plans		-	-	-	-	-	-	(444,027)	-	-	(444,027)	-	(444,027)
Treasury Shares		-	(257,602)	-	(486,817)	-	-	-	-	487,731	(256,688)	-	(256,688)
Result of Treasury Shares		-	273	-	-	-	-	-	-	-	273	-	273
Reservations for Share - Based Payment		-	(37,524)	-	-	-	-	-	-	-	(37,524)	-	(37,524)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	1,423,412	68,534	-	-	-	1,491,946	-	1,491,946
Restructuring of Capital		-	-	-	-	-	-	-	-	(37)	(37)	-	(37)
Net Income		-	-	-	-	-	-	-	5,498,593	-	5,498,593	-	5,498,593
Allocations:
Legal Reserve	24.c	-	-	176,445	-	-	-	-	(176,445)	-	-	-	-
Interest on Capital	24.b	-	-	-	-	-	-	-	(1,500,000)	-	(1,500,000)	-	(1,500,000)
Reserve for Dividend Equalization	24.c	-	-	-	2,837,390	25,781	-	-	(2,849,384)	-	13,787	-	13,787
Non Controlling Interest Results	24.f	-	-	-	-	-	-	-	-	-	-	300,280	300,280
First Time Adoption: Financial Guarantees Provided - CMN Resolution nº 4,512	3.w & 22.a	-	-	-	-	-	-	-	(179,278)	-	(179,278)	-	(179,278)
Others		-	-	-	-	-	-	-	-	-	-	(558,465)	(558,465)
Balances as of September 30, 2017		57,000,000	102,098	2,290,901	3,275,576	1,313,223	137,132	(2,527,507)	793,486	(26,340)	62,358,569	2,267,561	64,626,130
Changes in the Period		-	(294,853)	176,445	2,350,573	1,449,193	68,534	(444,027)	793,486	487,694	4,587,045	(258,185)	4,328,860

Balances as of December 31, 2017		57,000,000	174,616	2,505,286	1,552,664	1,030,563	89,648	(2,704,383)	-	(148,440)	59,499,954	1,896,692	61,396,646
Employee Benefit Plans		-	-	-	-	-	-	340,636	-	-	340,636	-	340,636
Treasury Shares		-	-	-	-	-	-	-	-	(217,488)	(217,488)	-	(217,488)
Result of Treasury Shares		-	(6,644)	-	-	-	-	-	-	-	(6,644)	-	(6,644)
Reservations for Share - Based Payment		-	(73,496)	-	-	-	-	-	-	-	(73,496)	-	(73,496)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(974,816)	(47,267)	-	-	-	(1,022,083)	-	(1,022,083)
Restructuring of Capital		-	-	-	-	-	-	-	-	(37)	(37)	-	(37)
Net Income		-	-	-	-	-	-	-	8,830,631	-	8,830,631	-	8,830,631
Allocations:
Legal Reserve	24.c	-	-	289,571	-	-	-	-	(289,571)	-	-	-	-
Dividends	24.b	-	-	-	-	-	-	-	(600,000)	-	(600,000)	-	(600,000)
Interest on Capital	24.b	-	-	-	-	-	-	-	(1,200,000)	-	(1,200,000)	-	(1,200,000)
Reserve for Dividend Equalization	24.c	-	-	-	4,298,076	-	-	-	(4,298,830)	-	(754)	-	(754)
Non Controlling Interest Results	24.f	-	-	-	-	-	-	-	-	-	-	260,690	260,690
Others		-	-	-	-	-	-	-	-	-	-	(62,116)	(62,116)
Balances as of September 30, 2018		57,000,000	94,476	2,794,857	5,850,740	55,747	42,381	(2,363,747)	2,442,230	(365,965)	65,550,719	2,095,266	67,645,985
Changes in the Period		-	(80,140)	289,571	4,298,076	(974,816)	(47,267)	340,636	2,442,230	(217,525)	6,050,765	198,574	6,249,339

The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
CASH FLOW STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

		Bank		Consolidated
	Notes	01/01 to 09/30/2018	01/01 to 09/30/2017	01/01 to 09/30/2018	01/01 to 09/30/2017
Operational Activities
Net Income		8,830,156	5,532,449	8,830,631	5,498,593
Adjustment to Net Income		8,624,165	11,121,104	12,833,109	14,454,092
Allowance for Loan Losses	8.f	7,918,389	7,812,326	9,454,209	8,974,102
Provision for Legal Proceedings and Administrative and Legal Obligations	23.c	1,191,371	1,305,322	1,314,233	1,518,817
Monetary Adjustment of Provision for Legal Proceedings and Administrative and Legal Obligations	23.c	765,441	781,673	903,312	951,018
Deferred Tax Credits and Liabilities		(2,414,498)	180,773	(2,418,594)	30,023
Equity in Affiliates and Subsidiaries	15	(1,973,136)	(1,404,931)	(13,887)	(26,235)
Depreciation and Amortization	29	1,483,643	2,509,314	1,881,213	2,886,776
Recognition (Reversal) Allowance for Other Assets Losses	33	39,984	264,090	28,113	329,262
Gain (Loss) on Sale of Other Assets	33	(81,665)	(5,882)	(63,907)	(7,590)
Gain (Loss) on Impairment of Assets	32	305,864	22,215	305,864	22,215
Gain (Loss) on Sale of Investments	33	-	(1,787)	(11,018)	1,839
Provision for Financial Guarantees	31	(116,357)	(46,410)	(116,357)	(46,410)
Monetary Adjustment of Escrow Deposits	31	(354,821)	(330,358)	(444,465)	(450,840)
Recoverable Taxes	31	(154,952)	(129,589)	(193,488)	(186,980)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		1,246	2,341	1,246	2,341
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		2,027,960	192,988	2,027,960	192,988
Others		(14,304)	(30,981)	178,675	262,766
Changes on Assets and Liabilities		(3,113,318)	19,795,262	(7,024,715)	18,202,051
Decrease (Increase) in Interbank Investments		(15,485,286)	(3,394,349)	(8,463,068)	4,245,959
Decrease (Increase) in Securities and Derivative Financial Instruments		11,587,761	19,141,089	(12,103,839)	(12,047,547)
Decrease (Increase) in Lending and Leasing Operations		(23,497,157)	(7,965,653)	(32,108,547)	(15,521,167)
Decrease (Increase) in Deposits on Central Bank of Brazil		(7,076,263)	(4,935,253)	(7,109,227)	(4,949,899)
Decrease (Increase) in Other Receivables		(14,099,723)	49,640,412	(14,860,514)	39,903,085
Decrease (Increase) in Other Assets		(243,508)	(148,826)	(247,564)	(39,504)
Net Change on Other Interbank and Interbranch Accounts		(2,370,717)	265,204	(2,033,697)	264,854
Increase (Decrease) in Deposits		26,023,028	27,418,309	47,060,450	58,412,731
Increase (Decrease) in Money Market Funding		(13,228,908)	(17,038,051)	(12,416,624)	(19,397,640)
Increase (Decrease) in Borrowings		12,882,383	(4,075,782)	12,287,838	(4,004,043)
Increase (Decrease) in Other Liabilities		23,057,436	(38,363,752)	24,942,468	(27,047,932)
Increase (Decrease) in Change in Deferred Income		(77,196)	(36,170)	(89,099)	(58,887)
Income Tax Recovered/(Paid)		(585,168)	(711,916)	(1,883,292)	(1,557,959)
Net Cash Provided by (Used in) Operational Activities		14,341,003	36,448,815	14,639,025	38,154,736
Investing Activities
Increase in Equity at Affiliates and Subsidiaries	15	(268,052)	(133,164)	(36,051)	(13,164)
Purchase of Investment		(202)	(611)	(202)	(728)
Purchase of Fixed Assets		(671,248)	(409,472)	(841,749)	(641,760)
Purchase of Intangible Assets		(335,122)	(1,076,738)	(425,998)	(1,129,337)
Acquisition of Non-Current Assets Held for Sale	13	-	(43,713)	-	(43,713)
Net Cash Received on Sale/Reduction of Investments		1,649	8,777	12,849	10,539
Acquisition of Affiliates, less Net Cash in acquisition		(111,224)	-	(111,224)	(8,464)
Proceeds from Assets not in Use		213,164	47,741	344,766	68,394
Proceeds from Property for Own Use		115,953	37,953	139,017	57,281
Dividends and Interest on Capital Received		1,171,175	1,145,142	71,786	94,579
Change in the Scope of Consolidation	2	-	-	2	(3,758)
Net Cash Provided by (Used in) Investing Activities		116,093	(424,085)	(846,804)	(1,610,131)
Financing Activities
Purchase of Own Share	24.d	(217,488)	(256,688)	(217,488)	(256,688)
Issuance of Long - Term Emissions		61,662,486	30,729,643	63,456,359	32,533,707
Long - Term Payments		(64,025,363)	(65,147,897)	(64,779,798)	(66,737,300)
Subordinated Debts - Payments		(544,566)	-	(544,566)	-
Debt Instruments Eligible to Compose Capital - Payments		(583,635)	(535,386)	(583,635)	(535,386)
Dividends and Interest on Capital Paid		(5,532,464)	(5,027,214)	(5,616,073)	(5,464,762)
Increase (decrease) in Minority Interest		-	-	(193,704)	(184,560)
Capital Increase in Controlled Companies Held by Minority Interest		-	-	98,000	-
Net Cash Provided by (Used in) Financing Activities		(9,241,030)	(40,237,542)	(8,380,905)	(40,644,989)
Exchange Variation on Cash and Cash Equivalents		(1,246)	(2,341)	(1,246)	(2,341)
Increase (Decrease) in Cash and Cash Equivalents		5,214,820	(4,215,153)	5,410,070	(4,102,725)
Cash and Cash Equivalents at the Beginning of Period	4	22,664,381	17,847,678	22,513,317	18,133,177
Cash and Cash Equivalents at the End of Period	4	27,879,201	13,632,525	27,923,387	14,030,452

The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF VALUE ADDED
In thousands of Brazilian Real - R$, unless otherwise stated.

		Bank				Consolidated
	Notes	01/01 to 09/30/2018		01/01 to 09/30/2017		01/01 to 09/30/2018		01/01 to 09/30/2017
Income Related to Financial Operations		52,265,399		58,910,392		58,115,371		59,752,181
Income Related to Bank Charges and Banking Service Fees	27	9,833,154		8,888,928		12,544,015		11,372,084
Allowance for Loans Losses	8.f	(7,918,389)		(7,812,326)		(9,454,209)		(8,974,102)
Other Revenues and Expenses		929,253		(3,692,820)		(265,465)		(5,047,522)
Financial Expenses		(32,904,991)		(33,661,991)		(32,937,065)		(29,460,988)
Third-party Input		(5,169,181)		(4,594,460)		(5,853,911)		(5,320,426)
Materials, Energy and Others		(177,111)		(174,677)		(183,483)		(180,258)
Third-Party Services	29	(1,314,866)		(1,410,886)		(1,639,397)		(1,692,660)
Impairment of Assets	32	(305,864)		(22,215)		(305,864)		(22,215)
Others		(3,371,340)		(2,986,682)		(3,725,167)		(3,425,293)
Gross Added Value		17,035,245		18,037,723		22,148,736		22,321,227
Retentions
Depreciation and Amortization	29	(1,483,643)		(2,509,314)		(1,881,213)		(2,886,776)
Added Value Produced Net		15,551,602		15,528,409		20,267,523		19,434,451
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	15	1,973,136		1,404,931		13,887		26,235
Added Value to Distribute		17,524,738		16,933,340		20,281,410		19,460,686
Added Value Distribution
Employee		5,598,650	31.9%	5,494,544	32.4%	6,137,847	30.3%	5,960,033	30.6%
Compensation	28	2,830,716		2,998,845		3,118,196		3,295,974
Benefits	28	984,448		991,952		1,081,213		1,067,428
Government Severance Indemnity Funds for Employees - FGTS		291,073		279,267		332,162		305,013
Others		1,492,413		1,224,480		1,606,276		1,291,618
Taxes and Contributions		2,564,890	14.6%	5,371,161	31.7%	4,505,697	22.2%	7,153,468	36.8%
Federal		2,041,654		4,970,639		3,828,238		6,677,530
State		659		653		735		837
Municipal		522,577		399,869		676,724		475,101
Compensation of Third-Party Capital - Rental	29	531,042	3.0%	535,186	3.2%	546,545	2.7%	548,312	2.8%
Remuneration of Interest on Capital		8,830,156	50.5%	5,532,449	32.7%	9,091,321	44.8%	5,798,873	29.8%
Dividends	24.b	600,000		-		600,000		-
Interest on Equity	24.b	1,200,000		1,500,000		1,200,000		1,500,000
Profit Reinvestment		7,030,156		4,032,449		7,030,631		3,998,593
Participation Results of Non-Controlling Stockholders	24.f	-		-		260,690		300,280
Total		17,524,738	100.0%	16,933,340	100.0%	20,281,410	100.0%	19,460,686	100.0%

The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

1.   General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Group (Conglomerate Santander) towards the Central Bank of Brazil (Bacen), established as a corporation, with head office at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, loans and advances, mortgage loans, leasing, credit card operations and foreign exchange. Through its subsidiaries, the Bank also operates on the means of payment business, leasing, shares club management, securities and insurance brokerage operations, capitalization, management and recovery of non-performing loans. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market. The corresponding benefits and costs of providing services are absorbed between them, and are conducted in the normal course of business and under commutative conditions.

2.   Presentation of Financial Statements

The financial statements of Banco Santander (Brasil) S.A., which include its dependence abroad (Bank) and the consolidated statements (Consolidated), were prepared in accordance with accounting practices adopted in Brazil, established by the Brazilian Corporation Law, National Monetary System (CMN), Central Bank of Bazil (Bacen) and the model of the document provided for in the Accounting Plan of the Institutions of the National Financial System (COSIF) of the Brazilian Securities and Exchange Commission (CVM), in which they do not conflict with the standards issued by the Central Bank and show all information relevant to the financial statements, which are consistent with those used by management in its management. The consolidated financial statements include the Bank and its subsidiaries indicated in Note 15 and investment funds, where Santander Conglomerate companies are the main beneficiaries or holders of the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories in which they were originally allocated.

All the relevant information related to Banco Santander's financial statements, and only them, are being evidenced, and correspond to those used by Banco Santander´s management.

Investment Funds Consolidated

•   Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

•   Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

•   Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

•   Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

•   Santander Fundo de Investimento Capitalization Renda Fixa (Santander FI Capitalization);

•   Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

•   Santander FIC FI Contract I Referenciado DI (Santander FIC FI Contract);

•   Santander Paraty QIF PLC (Santander Paraty) (5);

•   Santander Fundo de Investimento Financial Curto Prazo (Santander FI Financial);

•   Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC); (1)

•   Fundo de Investimento em Direitos Creditórios RCI Brasil I - Financiamento de Veículos (FI Direitos Creditórios RCI Brasil I) (2);

•   Fundo de Investimento em Direitos Creditórios RN Brasil - Financiamento de Veículos (FI RN Brasil - Financiamento de Veículos) (3);

•   BRL V - Fundo de Investimento Imobiliário - FII (Fundo de Investimento Imobiliário) (4);

•   Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (5);

•   Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (6); and

•   Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema V - Não Padronizado (Fundo   Investimento Ipanema NPL V) (7).

(1)  The carmaker Renault (not belonging to the Conglomerate Santander) sells its trade receivables to the Fund. This Fund buys only trade receivables from Renault carmaker. In turn, the Banco RCI Brasil S.A. (Note 15) owns 100% of its subordinated shares.

(2)  Banco RCI Brasil S.A. (company belonging to the Conglomerate Santander) sell its product portfolio floorplan to the Fund, and holds 100% of its subordinated shares. This Fund buys exclusively credit portfolio from Banco RCI Brasil S.A.

(3)  Banco RCI Brasil S.A. sold receivables (CDC portfolio) to FI RN Brasil – Financiamento de Veículos. The senior shares will have only one investor. Banco RCI Brasil S.A. holds 100% of subordinated shares.

(4)  Banco Santander figured as lender of certain delayed debts (loans) for which had real assets as guarantees. The process of credit recovery consists in converted into capital contributions by the Real Estate Fund in conjunction transfer of the same shares to Banco Santander through the process of payment in kind of the above credit operations payments.

(5)  Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements. In the Irish market, an investment fund can not act directly and, for that reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies. Santander Paraty does not have a financial position, and all position is derived from the financial position of Santander FI Hedge Strategies.

(6)     This investment fund was formed and started to be consolidated in September of 2017. It refers to a structure where the Bank has sold certain loans agreements which were already written-off (agreements matured over 360 days) and transferred to this fund. The Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (Atual Securitizadora) (Note 15), company controlled by the Bank, holds 100% of the fund´s shares.

(7)     This fund started to be consolidated in October 2017 and is indirectly controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (Notes 15 and 37.c).

During the preparation of the consolidated financial statements the information regarding equity in subsidiaries, significant receivable and payable balances, revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, unrealized profits between these entities have been eliminated  were removed and non-controlling stockholders participation are stated separately in stockholders’ equity and in the income  statements.

Leasing operations have been reclassified in order to reflect its financial position according to the financial method.

The preparation of financial statements requires Management estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of provision and contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the probability of future events, actual amounts could differ from those estimates. The main estimates and assumptions are provision of allowance for loan losses, realization of the tax credit, contingent liabilities, pension plan and the fair value of financial assets.

The Board of Directors authorized the issuance of the Financial Statements of the first half of September 30, 2018 at the meeting held on October 30, 2018.

The interim consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended on September 30, 2018 were disclosed simultaneously, at the website www.santander.com.br/ri.

3.   Significant Accounting Practices

a) Income Statement

The income statement accounting method is determined based on the accrual method and include income, charges, monetary adjustment and exchange rate changes earned or incurred through the balance sheet on a daily pro rata basis.

b) Functional Currency

Functional Currency and Presentation Currency

CMN Resolution 4,524 of September 29, 2016, with prospective application as of January 1, 2017, established accounting procedures for recognition by financial institutions and other institutions authorized to operate by the Central Bank that hold investments abroad: I - effects of exchange rate variations resulting from the conversion of transactions carried out in foreign currency by investees abroad to the respective functional currencies; II - the effects of exchange rate variations resulting from the translation of the balances of the financial statements of investees abroad of the respective functional currencies into the national currency; and III - of operations for hedge purposes of foreign exchange variation of investments abroad. These changes did not impact the financial statements Banco Santander in the year 2017. The functional currency is considered the currency of the main economic environment in which the entity operates.

The financial statements are presented in Brazilian Real (R$), which is the functional and presentation currency of Banco Santander its subsidiaries, including its overseas subsidiary and branch.

Assets and liabilities of foreign branchs and subsidiary are converted in real as follows:

•   Assets and liabilities are converted at the exchange rate on the balance sheet date; and

•   Revenues and expenses are converted at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

They are stated at their realizable and/or settlement amounts and they include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis and, when applicable, the effect of adjustments to decrease the cost of assets at their market values or realization.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity date, are classified in current asset, according to the Bacen rule Circular 3,068/2001.

d) Cash and Cash Equivalents

For the cash flows statement purposes, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash, with insignificant risk of change in its value or with original maturity equal to ninety days or less.

e) Interbank Investments and Credits Related to Bacen

They are stated at their settlement amounts and include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis.

e.1) Repurchase Agreement

Repurchase Agreement (Repo)

The bank’s own fixed income securities used as ballast in the repurchasing agreement are highlighted in specific accounts of the asset (linked securities), on transaction date, by the updated accounting average, by type and maturity of the security. The difference between the repurchase value and the sale is the expense of the operation.

To perform sales transactions with repurchase agreements the Bank also uses third-party securities as ballast. Those operations are registered as advance in the balance sheet.

Reverse Repurchase Agreement (Reverse Repo)

The financing granted by ballast with fixed-income securities (third-parties) are recorded on the financed position at liquidation value. The difference between the resale value and the purchase is recognized as the income of the operation. The securities acquired in a reverse repurchase agreement are transferred to the funded status when used as ballast for the sale transactions with repurchase agreements.

Repurchasing Performed With Free Movement Agreements

For the operations with free movement agreements, at the moment of the definitive sale of the securities acquired with resale agreement, the liability account referred to this operation must be evaluated by the securities' market value.

f) Securities

Securities are stated and classified into the following categories and accounting evaluation:

 I.   Trading securities;

II.   Available-for-sale securities; and

III.   Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has intention and financial capacity to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1)   The corresponding income or expense account, net of tax effects, in income statement for the period, when relating to securities classified into the trading category; and

(2)   A separated account in stockholders’ equity, net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to market value recorded on sale of these securities are transferred to the income statement for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the sale value of securities classified into available-for-sale and held-to-maturity are recognized in the income statement of the period.

g) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made by customers' request, by Bank´s  will, or that are not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are recorded at market value, with realized and unrealized gains and losses recorded in the income statement for the period.

Derivative financial instruments designated as part of a framework of protection against risks (hedge) can be classified as:

 I. Fair value hedge; and

II. Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to market value, considering the following:

(1) For those classified in category I, the increase or decrease in their amount are recorded in the income statement for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease in their amount of the effective portion is recorded against a separated account in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both derivative financial instrument and non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts.

h) Minimum Requirements in the Process of Financial Instruments Valuation (Securities and Derivatives Financial Instruments)

The CMN Resolution 4,277 of October 31, 2013 (required since June 30, 2015) provides the minimum requirements to be observed in the process of financial instruments valuation measured at market value and on the adoption of prudential adjustments by financial institutions. The financial instruments mentioned in the Resolution includes:

a)  Securities classified as trading and available-for-sale, according to the Central Bank´s Circular 3,068 of November 8, 2001;

b)  Derivatives Financial Instruments, according to the Central Bank Letter 3,082; of January 30, 2002; and

c)  Other financial instruments at fair value, regardless of their classification in the trading portfolio, established in CMN Resolution 3,464 of June 26, 2007.

According to this resolution, the Bank has established procedures to assess the need for adjustments in the value of financial instruments mentioned above, observing the prudential, relevance and reliability criteria. This review includes, among other factors, the credit risk spread in the registration of the market value of these instruments.

i) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending, leasing, advances on exchange contracts and other loans with credit characteristics.  It is stated at present value, considering the indexes, interest rates and charges agreed, calculated  on a daily pro rata basis through the end of the reporting period. The revenue recognition only occurs when it is actually received for lending operations past due over 60 days.

Normally, the Bank writes off loans losses when they are past due over 360 days. In the case of long-term credit operations (over 3 years) their losses are written off when they complete 540 days late. Credit operations written of as loss are recorded in a compensation account for a minimum of five years and while not exhausted all procedures for collection.

The financial assets involved in credit operations sold without risk retention are written off from the balance sheet, which are now kept in the compensation account. The results of these sales are fully recognized when they are realized.

Since January 2012, as required by CMN Resolution 3,533/2008 and Resolution 3,895/2010, all credit operations sold with risk retention will have their results (profit or loss) recognized by the remaining terms of operations, and financial assets involved in these sales shall remain registered as loans and the amount received as obligations for sale operations or transfer of financial assets.

Allowances for loan losses are recognized based on the analysis of outstanding loans and advances (past-due and current), past experience, future expectations, specific portfolio risks, and Management´s risk assessment policy for recognizing allowances, as established by CMN Resolution 2,682/1999.

j) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, being composed basically of properties and vehicles received as payment.

Non-current assets held for sale and assets not for own use are generally recorded at the lower amount between the fair value less sale costs and their carrying amount at the date of classification in this category, and they are not depreciated.

k) Prepaid Expenses

Funds used in advance payments, whose benefits or services will be provided in future years, are allocated to profit or loss in accordance to the terms of the related agreements.

k.1) Commissions Paid to Banking Correspondents

In accordance with CMN Resolution 4,294 and Central Bank Circular 3,693 issued in December 2013, from January 2015 the commissions paid to intermediate agents responsible for origination of new credit operations are limited to maximum percentages of: (i) 6% of the value of new credit operation originated and (ii) 3% of the transferred value (portability).

Such commissions must be fully recognized as expenses when they are incurred.

l) Permanent Assets

They are stated at acquisition cost, are tested for impairment annually or more frequently if the conditions or circumstances indicate that assets may be impaired, and evaluated considering the following aspects:

l.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured by equity method of accounting and recorded as investments in affiliates and subsidiaries. Other investments are stated at cost, method reduced to their recoverable value, when applicable.

Change in Scope of Consolidation - Consists of the disposal, acquisition or change of control of an investment.

l.2) Fixed Assets

The depreciation of fixed assets is determined under the straight-line method, based on the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications  - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

l.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and it is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

The amortization of goodwill from Banco Real was completed in October 2017.

The rights over the acquisition of payroll services are registered by the amount paid. Those services are related to payroll processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services. The amount paid is allocated to income statement according to the terms of the respective agreements.

Software acquisition and development expenses are amortized over a maximum of 5 years.

m) Technical Reserves Related to the Activities of Pensions and Capitalization

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Reserves to Pensions

Technical provisions are recognized in accordance with the criteria below:

• Mathematical Provisions for Benefits to Grant and Granted (PMBaC and PMBC)

The PMBaC are estimated based on the contributions collected through the financial regime of capitalization. The PMBC represents obligations taken in the form of continued income plans, being estimated based on the actuarial calculations for traditionals types of plans.

• Provision of Related Expenses (PDR)

The PDR is estimated in order to cover expected values related to claims expenses. For structured plans in the financial regime of simple sharing and allocation of cover capital, the provision covers the expenses, applicable and not applicable, related to the settlement of claims or benefits, due to claims incurred, warned or not.

• Provision of Financial Surplus (PEF)

The PEF covers the financial surplus values provisioned, to be used in accordance with the rules of each plan. This provision is calculated considering the return on investments held versus the guaranteed profitability in each plan.

• Provision for Redemptions and/or Other Amounts to Regulate (PVR)

It covers the values relating to redemption to regularize, the return of contributions, awards or the requested portability that for whatever reason have not been made yet.

• Complementary Coverage Provision (PCC)

The PCC shall be estimated when the insufficiency is detected in the technical provisions due to the Test of Adequacy of Liabilities (TAP).

Technical Provisions for Capitalization

Technical provisions are elaborated according to the following criteria:

•       Mathematical provisions for redemption results from the accumulation of percentages applicable on payments made, capitalized with the interest rate predicted in the plan and updated through the basic yield rate of savings account - Basic Reference Rate (TR);

•       Provision for redemption of anticipated securities is estimated from the cancellation for non-payment or redemption request, based on the value of the mathematical provision of redemption estimated at the time of securities cancellation and the provision for redemption of the matured securities is estimated after the end of the securities validity;

•       Provision for raffles to be held is estimated based on a percentage of the installment paid and it aims to cover the raffles which the securities will compete, but that they have not been carried out yet. The provision of raffles payable is estimated for the securities raffled, but which have not been paid yet; and

•       Administrative expenses provision aims to reflect the present value of future expenses of capitalization securities whose duration extends from the date of its constitution.

n) Employees Benefit Plans

Post-employment benefit plans include the following commitments taken by the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death of eligible employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank and its subsidiaries, as the sponsoring entity pays fixed contributions to a pension fund, not having a legal or constructive obligation to pay additional contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is showed in Note 35. For this type of plan, the sponsoring entity's obligation is to provide the employees with the agreed benefits, assuming the potential actuarial risk that benefits will cost more than expected.

Since January 2013, Banco Santander applies the CPC 33 (R1) which establishes the full recognition in a liability account when actuarial losses recognized (actuarial deficit) will not occur, with the counterparty in a equity´s account (other valuation adjustments).

Main Definitions

-      The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee´s service in the current and past periods, without deducting any plan´s assets.

-      Deficit or surplus is: (a) the present value of the defined benefit obligation, minus (b) the fair value of plan´s assets.

-      The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to pay all benefits for plan´s employees or a sponsoring entity´s obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

-      Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

-      Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

-      The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are allocated to the income statement in the lines of other operating expenses - actuarial losses - retirement plans (Note 32) and personnel expenses (Note 28).

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external specialized consulting entity and approved by Management at the end of each year to be effective for the subsequent period.

o) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided if the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of a performance measurement parameter of the Bank: Total Shareholder Return (TSR) and it may be reduced, if it does not achieve the goals of the Return on Risk Weighted Assets (RoRWA) modifier, comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are conditioned to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated.

Settlement in Share

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimative for the number of equity instruments expected to grant.

Settlement in Cash

For share-based payments settled in cash (in the form of share appreciation), the Bank measures the services rendered and the corresponding liabilities incurred in the fair value appreciation of the shares at grant date and until the liability is settled. The fair value of liability is revaluated at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in the income statement. In order to recognize the staff costs with the counterparty on the wages payable provisions throughout the validity period, reflecting how the services are rendered, the Bank registers the total liability measurement based on the best estimative of the right of the shares appreciation that will be acquired at the end of the validity period and recognizes the value of the services rendered during the validity period based on the best available estimative. Periodically, the Bank evaluates its estimative over the number of stock appreciation rights to be acquired at the end of the grace period.

p) Funding, Notes Issued and Other Liabilities

Financial liabilities instruments are recognized initially at fair value, considered as the trade price. They are subsequently measured at amortized cost with expenses recognized as a financial cost (Note 18.d).

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are recognized as such due to the fact that they contain both a debt instrument (liability), and an equity component (embedded derivative).

The recognition of a compound instrument consists in a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into common shares).

In accordance to the COSIF, the hybrid capital and debt instruments represents obligations of issuers (financial institutions) and should be recorded in specific accounts of the liabilities adjusted according for the effect of exchange rate variation, when denominated in foreign currency. All the yield related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was denominated) shall be accounted as expenses of the period, in compliance with the accrual basis method.

Related to the stockholders' equity component, your registration occurs at the initial moment based in its fair value, if it is different from zero.

The relevant details of the nature of these compound instruments issued are described in Note 21.

q) Provisions, Contingent Assets and Liabilities

Banco Santander and its subsidiaries are involved in judicial and administrative lawsuits related to tax, labor and civil, in the normal course of their activities.

The provisions include legal obligations, judicial and administrative lawsuits related to tax and social security obligations, whose matter is to challenge their legality or constitutionality where, regardless the assessment of their loss probability, the amounts are fully recognized in the financial statements.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate and may be fully or partially reversed or reduced when the financial outflows and obligations relevant to the process are no longer probable, including decay of legal deadlines, among others.

Judicial and administrative provisions are constituted when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved are measurable with sufficient security, based on the nature, complexity, and history of the actions and the opinion of the internal legal counsel and the best information available. For lawsuits for which the risk of loss is possible, provisions are not recorded and the information is disclosed in the notes to the financial statements (Note 23.h) and for proceedings for which the risk of loss is remote, no disclosure is made.

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions in lawsuits from the past with the same matter, when no further claims are applicable, characterizing the success in such litigation. Contingent assets with the risk of success as probable, if any, are only disclosed in the financial statements.

In lawsuits with favorable decisions to Santander, the counterparty has the right, in the event of specific legal requirements attended, to file a rescission action within a period determined by current legislation. Rescission actions are considered new lawsuits and will they be evaluated for contingent liability purposes if and when they are filed.

r) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and COFINS (4.00%) are calculated on the gross revenue related to the main activity of the legal entity. The financial institutions may deduct funding expenses in the establishment of the amount base for calculation. PIS and COFINS expenses are recorded in tax expenses. For non-financial companies the rates are 1.65% for PIS and 7.6% for COFINS.

s) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% applied on profit, after adjustments determined by tax legislation. The Social Contribution Tax on Net Profit (CSLL) is calculated at the rate of 20% for financial institutions, insurance and capitalization companies and 9% for other companies, applied on profit, after adjustments required by tax legislation. The CSLL rate applicable to financial institutions, insurance and capitalization companies was raised from 15% to 20% for the period between September,1st  2015 and December, 31 2018, in the terms of the current law 13,169/2015 (result of the conversion into law of Provisory Measure 675/2015).

Deferred tax credits and liabilities are basically calculated on the temporary differences between the accounting and taxable income, tax losses, negative basis of social contribution and adjustments to market value of securities and derivative financial instruments. The recognition of deferred tax credits and liabilities is made at the rates applicable to the period in which the asset is realized and / or the liability is settled.

According to the current regulation, the tax credits are recognized to the extent that it is probable its recovery with the base of future taxable income generation. The expected realization of the tax credits according to Note 11.b is based on the projections of future earnings supported by a technical study.

t) Impairment

The financial and non-financial assets are measured at the end of each reporting period in order to identify evidence of impairment in its accounting value. If there is any indication, the entity shall estimate the recoverable amount of the asset and that loss shall be recognized immediately in the income statement. The recoverable amount of an asset is defined as the highest amount between its fair value net of selling expenses and its value in use.

u) Deferred Income

It refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees provided and credit card annual fees. The allocation to income statement is made in accordance with the terms of the agreements.

v) Non-Controlling Interest - Consolidated Stockholders' Equity

The non-controlling interests (minority interests) are reported and highlighted in a separate stockholders' equity of the parent.

w) Financial Guarantees

Resolution CMN 4,512 of July 28, 2016 and Circular Letter Bacen 3,782 of September 19, 2016 established accounting procedures to be applied, determining on the constitution of a provision to cover losses associated with financial guarantees provided in any form, applied prospectively as from January 1, 2017. Losses associated with the likelihood of future disbursements linked to financial guarantees provided are measured in accordance with recognized credit risk management models and practices and based on consistent information and criteria, verifiable. The provision should be sufficient to cover probable losses over the term of the guarantee provided and are evaluated periodically. Provisions related to financial guarantees rendered before January 1, 2017 were recorded as a contra entry to the stockholders' equity account, in accordance with the Resolution and Circular Letter mentioned above.

4.            Cash and Cash Equivalents

Bank
	09/30/2018	12/31/2017	09/30/2017	12/31/2016
Cash	14,632,120	11,148,561	6,753,084	5,513,365
Interbank Investments	13,247,081	11,515,820	6,879,441	12,334,313
Money Market Investments	3,904,791	603,408	1,909,874	1,053,105
Interbank Deposits	1,041,038	1,498,280	296,897	282,753
Foreign Currency Investments	8,301,252	9,414,132	4,672,670	10,998,455
Total	27,879,201	22,664,381	13,632,525	17,847,678

Consolidated
	09/30/2018	12/31/2017	09/30/2017	12/31/2016
Cash	14,944,755	11,234,369	7,080,486	5,723,084
Interbank Investments	12,978,632	11,278,948	6,949,966	12,410,093
Money Market Investments	3,904,791	673,426	1,979,874	1,129,140
Interbank Deposits	771,617	1,190,802	296,897	282,753
Foreign Currency Investments	8,302,224	9,414,720	4,673,195	10,998,200
Total	27,923,387	22,513,317	14,030,452	18,133,177

5.   Interbank Investments

Bank
				09/30/2018	12/31/2017
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	20,159,053	24,733,310	-	44,892,363	34,414,303
Own Portfolio	2,904,627	121,198	-	3,025,825	603,271
Financial Treasury Bills - LFT	950,142	-	-	950,142	208,159
National Treasury Bills - LTN	1,048,715	121,198	-	1,169,913	120,795
National Treasury Notes - NTN	905,770	-	-	905,770	274,317
Third-party Portfolio	6,022,197	10,454,990	-	16,477,187	6,399,379
National Treasury Bills - LTN	2,020,021	3,123,831	-	5,143,852	621,726
National Treasury Notes - NTN	4,002,176	7,331,159	-	11,333,335	5,777,653
Sold Position	11,232,229	14,157,122	-	25,389,351	27,411,653
National Treasury Bills - LTN	3,813,518	4,993,301	-	8,806,819	2,364,179
National Treasury Notes - NTN	7,418,711	9,163,821	-	16,582,532	25,047,474
Interbank Deposits	7,546,653	20,915,447	28,456,905	56,919,005	49,067,638
Foreign Currency Investments	8,301,252	-	-	8,301,252	9,414,132
Total	36,006,958	45,648,757	28,456,905	110,112,620	92,896,073
Current				81,655,715	71,055,301
Long-term				28,456,905	21,840,772

Consolidated
				09/30/2018	12/31/2017
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	20,159,053	24,733,310	-	44,892,363	34,484,321
Own Portfolio	4,904,626	121,198	-	5,025,824	6,674,872
Financial Treasury Bills - LFT	950,142	-	-	950,142	208,159
National Treasury Bills - LTN	3,048,714	121,198	-	3,169,912	811,779
National Treasury Notes - NTN	905,770	-	-	905,770	5,654,934
Third-party Portfolio	4,022,198	10,454,990	-	14,477,188	397,796
National Treasury Bills - LTN	20,022	3,123,831	-	3,143,853	760
National Treasury Notes - NTN	4,002,176	7,331,159	-	11,333,335	397,036
Sold Position	11,232,229	14,157,122	-	25,389,351	27,411,653
National Treasury Bills - LTN	3,813,518	4,993,301	-	8,806,819	2,364,179
National Treasury Notes - NTN	7,418,711	9,163,821	-	16,582,532	25,047,474
Interbank Deposits	1,214,018	2,090,526	424,297	3,728,841	2,861,635
Foreign Currency Investments	8,302,224	-	-	8,302,224	9,414,720
Total	29,675,295	26,823,836	424,297	56,923,428	46,760,676
Current				56,499,131	46,240,236
Long-term				424,297	520,440

6.   Securities and Derivatives Financial Instruments

a) Securities

I) By Category

Bank
				09/30/2018	12/31/2017
	Amortized	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Cost	Income	Equity	Amount	Amount
Trading Securities	32,960,678	(143,299)	-	32,817,379	32,338,759
Government Securities	32,473,912	(143,278)	-	32,330,634	31,689,300
Private Securities	486,766	(21)	-	486,745	649,459
Available-for-Sale Securities	116,473,346	(307,800)	(487,073)	115,678,473	131,719,036
Government Securities	85,754,136	(305,877)	(276,758)	85,171,501	81,280,322
Private Securities	30,719,210	(1,923)	(210,315)	30,506,972	50,438,714
Held-to-Maturity Securities	11,628,820	-	-	11,628,820	9,578,992
Government Securities	11,628,820	-	-	11,628,820	9,578,992
Total Securities	161,062,844	(451,099)	(487,073)	160,124,672	173,636,787
Derivatives (Assets)	12,257,013	1,362,912	(43,873)	13,576,052	11,303,873
Total Securities and Derivatives	173,319,857	911,813	(530,946)	173,700,724	184,940,660
Current				73,351,838	59,009,344
Long-term				100,348,886	125,931,316
Derivatives (Liabilities)	(10,012,955)	(1,104,205)	(2,174)	(11,119,334)	(10,408,295)
Current				(5,140,816)	(5,797,638)
Long-term				(5,978,518)	(4,610,657)

Consolidated
				09/30/2018	12/31/2017
	Amortized	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Cost	Income	Equity	Amount	Amount
Trading Securities	38,643,751	(97,922)	-	38,545,829	37,948,110
Government Securities	37,158,452	(97,901)	-	37,060,551	35,973,244
Private Securities	1,485,299	(21)	-	1,485,278	1,974,866
Available-for-Sale Securities	111,010,561	(307,809)	(507,223)	110,195,529	102,658,804
Government Securities	89,284,509	(305,886)	(296,908)	88,681,715	84,553,616
Private Securities	21,726,052	(1,923)	(210,315)	21,513,814	18,105,188
Held-to-Maturity Securities	11,628,820	-	-	11,628,820	9,578,992
Government Securities	11,628,820	-	-	11,628,820	9,578,992
Total Securities	161,283,132	(405,731)	(507,223)	160,370,178	150,185,906
Derivatives (Assets)	17,695,851	1,534,665	81,607	19,312,123	21,543,768
Total Securities and Derivatives	178,978,983	1,128,934	(425,616)	179,682,301	171,729,674
Current				83,107,184	74,425,223
Long-term				96,575,117	97,304,451
Derivatives (Liabilities)	(15,950,711)	(832,505)	(148,820)	(16,932,036)	(20,680,884)
Current				(10,854,019)	(15,943,399)
Long-term				(6,078,017)	(4,737,485)
II) Trading Securities

				Bank			Consolidated
			09/30/2018	12/31/2017			09/30/2018	12/31/2017
		Adjustment				Adjustment
	Amortized	to Fair Value -	Carrying	Carrying	Amortized	to Fair Value -	Carrying	Carrying
Trading Securities	Cost	Income	Amount	Amount	Cost	Income	Amount	Amount
Government Securities	32,473,912	(143,278)	32,330,634	31,689,300	37,158,452	(97,901)	37,060,551	35,973,244
Financial Treasury Bills - LFT	1,442,145	(87)	1,442,058	1,815,972	4,585,807	(210)	4,585,597	4,524,911
National Treasury Bills - LTN	8,420,303	(7,378)	8,412,925	6,583,643	8,420,303	(7,378)	8,412,925	6,583,643
National Treasury Notes - NTN A	276,071	(28,743)	247,328	212,762	276,071	(28,743)	247,328	212,762
National Treasury Notes - NTN B	15,659,030	(125,311)	15,533,719	15,300,758	16,068,046	(143,498)	15,924,548	15,660,246
National Treasury Notes - NTN C	1,745	29	1,774	1,672	1,133,607	63,716	1,197,323	1,217,189
National Treasury Notes - NTN F	6,011,621	17,771	6,029,392	7,555,440	6,011,621	17,771	6,029,392	7,555,440
Agricultural Debt Securities - TDA	125,647	1,447	127,094	152,341	125,647	1,447	127,094	152,341
Brazilian Foreign Debt Notes	537,350	(1,006)	536,344	66,712	537,350	(1,006)	536,344	66,712
Private Securities	486,766	(21)	486,745	649,459	1,485,299	(21)	1,485,278	1,974,866
Shares	20,822	552	21,374	249	396,838	552	397,390	236,635
Investment Fund Shares	128,040	-	128,040	84,271	749,939	-	749,939	1,075,028
Investment Fund Real Estate	-	-	-	-	618	-	618	48,246
Debentures (1)	251,724	(570)	251,154	393,716	251,724	(570)	251,154	443,734
Certificates of Real Estate Receivables - CRI	608	9	617	101,142	608	9	617	101,142
Certificates of Agribusiness Receivables - CRA	85,572	(12)	85,560	70,081	85,572	(12)	85,560	70,081
Total	32,960,678	(143,299)	32,817,379	32,338,759	38,643,751	(97,922)	38,545,829	37,948,110

						Bank
						09/30/2018
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	1,896,380	5,892,799	6,045,035	18,496,420	32,330,634
Financial Treasury Bills - LFT	-	-	52,254	692,762	697,042	1,442,058
National Treasury Bills - LTN	-	1,420,610	1,539,867	3,329,573	2,122,875	8,412,925
National Treasury Notes - NTN A	-	1,722	-	-	245,606	247,328
National Treasury Notes - NTN B	-	134,869	3,906,168	1,887,543	9,605,139	15,533,719
National Treasury Notes - NTN C	-	13	-	1,761	-	1,774
National Treasury Notes - NTN F	-	-	172,260	54,506	5,802,626	6,029,392
Agricultural Debt Securities - TDA	-	39,734	25,108	39,765	22,487	127,094
Brazilian Foreign Debt Securities	-	299,432	197,142	39,125	645	536,344
Private Securities	149,414	2,763	715	263	333,590	486,745
Shares	21,374	-	-	-	-	21,374
Investment Fund Shares	128,040	-	-	-	-	128,040
Debentures (1)	-	2,741	715	70	247,628	251,154
Certificates of Real Estate Receivables - CRI	-	22	-	-	595	617
Certificates of Agribusiness Receivables - CRA	-	-	-	193	85,367	85,560
Total	149,414	1,899,143	5,893,514	6,045,298	18,830,010	32,817,379

					Consolidated
						09/30/2018
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	3,682,982	6,384,107	7,594,620	19,398,842	37,060,551
Financial Treasury Bills - LFT	-	281,685	462,101	2,242,347	1,599,464	4,585,597
National Treasury Bills - LTN	-	1,420,610	1,539,867	3,329,573	2,122,875	8,412,925
National Treasury Notes - NTN A	-	1,722	-	-	245,606	247,328
National Treasury Notes - NTN B	-	446,821	3,985,045	1,887,543	9,605,139	15,924,548
National Treasury Notes - NTN C	-	1,192,978	2,584	1,761	-	1,197,323
National Treasury Notes - NTN F	-	-	172,260	54,506	5,802,626	6,029,392
Agricultural Debt Securities - TDA	-	39,734	25,108	39,765	22,487	127,094
Brazilian Foreign Debt Notes	-	299,432	197,142	39,125	645	536,344
Private Securities	1,147,947	2,763	715	263	333,590	1,485,278
Shares	397,390	-	-	-	-	397,390
Investment Fund Shares	749,939	-	-	-	-	749,939
Investment Fund Real Estate	618	-	-	-	-	618
Debentures (1)	-	2,741	715	70	247,628	251,154
Certificates of Real Estate Receivables - CRI	-	22	-	-	595	617
Certificates of Agribusiness Receivables - CRA	-	-	-	193	85,367	85,560
Total	1,147,947	3,685,745	6,384,822	7,594,883	19,732,432	38,545,829

III) Available-for-Sale Securities

						Bank
					09/30/2018	12/31/2017

		Amortized		Fair Value on:	Carrying	Carrying
Available-for-Sale Securities		Cost	Income	Equity	Amount	Amount
Government Securities		85,754,136	(305,877)	(276,758)	85,171,501	81,280,322
Treasury Certificates - CFT		790	-	167	957	884
Securitized Credit		1,489	-	114	1,603	2,005
Financial Treasury Bills - LFT		9,238,055	-	6,221	9,244,276	8,828,177
National Treasury Bills - LTN		35,247,950	78,186	(100,886)	35,225,250	38,938,892
National Treasury Notes - NTN A		1,400,838	-	64,807	1,465,645	1,245,609
National Treasury Notes - NTN B		8,328,401	-	43,114	8,371,515	9,905,894
National Treasury Notes - NTN C		653,808	-	(8,101)	645,707	647,700
National Treasury Notes - NTN F (3)		18,787,781	(384,063)	(303,448)	18,100,270	16,948,927
Mexican Foreign Debt Securities		2,082,630	-	21,391	2,104,021	-
Spanish Foreign Debt Bonds		10,012,394	-	(137)	10,012,257	4,762,234
Private Securities		30,719,210	(1,923)	(210,315)	30,506,972	50,438,714
Shares		46,581	-	(4,080)	42,501	46,417
Investment Fund Shares in Participation - FIP (2)		29,292	-	-	29,292	33,368
Investment Fund Shares		876,928	-	-	876,928	765,519
Investment Fund Real Estate		418,577	-	-	418,577	424,255
Debentures (1)		17,619,997	(1,923)	(351,341)	17,266,733	41,118,859
Eurobonds		1,021,456	-	24,540	1,045,996	-
Promissory Notes - NP		7,670,300	-	138,610	7,808,910	6,119,982
Financial Bills - LF		282,263	-	2,114	284,377	271,967
Certificates of Real Estate Receivables - CRI		180,603	-	(7,160)	173,443	247,176
Rural Product Note - CPR		2,573,213	-	(12,998)	2,560,215	1,411,171
Total		116,473,346	(307,800)	(487,073)	115,678,473	131,719,036

					Consolidated
					09/30/2018	12/31/2017

		Amortized		Fair Value on:	Carrying	Carrying
Available-for-Sale Securities		Cost	Income	Equity	Amount	Amount
Government Securities		89,284,509	(305,886)	(296,908)	88,681,715	84,553,616
Treasury Certificates - CFT		790	-	167	957	884
Securitized Credit		1,489	-	114	1,603	2,005
Financial Treasury Bills - LFT		9,854,783	(9)	6,052	9,860,826	9,426,219
National Treasury Bills - LTN		36,168,908	78,186	(100,886)	36,146,208	39,657,224
National Treasury Notes - NTN A		1,400,838	-	64,807	1,465,645	1,245,609
National Treasury Notes - NTN B		8,328,401	-	43,114	8,371,515	9,905,894
National Treasury Notes - NTN C		653,808	-	(8,101)	645,707	647,700
National Treasury Notes - NTN F (3)		20,780,468	(384,063)	(323,429)	20,072,976	18,905,847
Mexican Foreign Debt Securities		2,082,630	-	21,391	2,104,021	-
Spanish Foreign Debt Bonds		10,012,394	-	(137)	10,012,257	4,762,234
Private Securities		21,726,052	(1,923)	(210,315)	21,513,814	18,105,188
Shares		51,928	-	(4,080)	47,848	51,764
Investment Fund Shares in Participation - FIP (2)		29,292	-	-	29,292	33,370
Investment Fund Shares		102,094	-	-	102,094	66,399
Investment Fund Real Estate		-	-	-	-	65,480
Debentures (1)		9,779,250	(1,923)	(351,341)	9,425,986	9,739,831
Eurobonds		1,021,456	-	24,540	1,045,996	-
Promissory Notes - NP		7,670,300	-	138,610	7,808,910	6,119,982
Foreign Exchange Bills - LC		-	-	-	-	10,426
Financial Bills - LF		282,263	-	2,114	284,377	358,927
Certificates of Real Estate Receivables - CRI		180,603	-	(7,160)	173,443	247,176
Certificates of Time Deposits - CDB		35,653	-	-	35,653	662
Rural Product Note - CPR		2,573,213	-	(12,998)	2,560,215	1,411,171
Total		111,010,561	(307,809)	(507,223)	110,195,529	102,658,804

						Bank
						09/30/2018
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	12,126,669	12,298,102	26,473,638	34,273,092	85,171,501
Treasury Certificates - CFT	-	-	-	118	839	957
Securitized Credit	-	200	548	855	-	1,603
Financial Treasury Bills - LFT	-	-	-	2,903,496	6,340,780	9,244,276
National Treasury Bills - LTN	-	-	11,851,943	20,946,389	2,426,918	35,225,250
National Treasury Notes - NTN A	-	10,055	-	-	1,455,590	1,465,645
National Treasury Notes - NTN B	-	136	304	-	8,371,075	8,371,515
National Treasury Notes - NTN C	-	-	3,083	-	642,624	645,707
National Treasury Notes - NTN F (3)	-	-	442,224	2,622,780	15,035,266	18,100,270
Mexican Foreign Debt Securities	-	2,104,021	-	-	-	2,104,021
Spanish Foreign Debt Bonds	-	10,012,257	-	-	-	10,012,257
Private Securities	1,338,002	1,868,373	3,954,816	9,296,943	14,048,838	30,506,972
Shares	42,497	-	-	-	4	42,501
Investment Fund Shares in Participation - FIP (2)	-	-	-	-	29,292	29,292
Investment Fund Shares	876,928	-	-	-	-	876,928
Investment Fund Real Estate	418,577	-	-	-	-	418,577
Debentures (1)	-	670,623	431,177	4,717,342	11,447,591	17,266,733
Eurobonds	-	-	9,808	-	1,036,188	1,045,996
Promissory Notes - NP	-	945,221	2,585,915	3,669,812	607,962	7,808,910
Financial Bills - LF	-	50,671	-	233,706	-	284,377
Certificates of Real Estate Receivables - CRI	-	8,361	22,683	135,724	6,675	173,443
Rural Product Note - CPR	-	193,497	905,233	540,359	921,126	2,560,215
Total	1,338,002	13,995,042	16,252,918	35,770,581	48,321,930	115,678,473

					Consolidated
						09/30/2018
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	12,126,925	12,294,910	29,559,841	34,700,039	88,681,715
Treasury Certificates - CFT	-	-	-	118	839	957
Securitized Credit	-	200	548	855	-	1,603
Financial Treasury Bills - LFT	-	-	-	3,449,723	6,411,103	9,860,826
National Treasury Bills - LTN	-	-	11,848,130	21,762,502	2,535,576	36,146,208
National Treasury Notes - NTN A	-	10,055	-	-	1,455,590	1,465,645
National Treasury Notes - NTN B	-	136	304	-	8,371,075	8,371,515
National Treasury Notes - NTN C	-	-	3,083	-	642,624	645,707
National Treasury Notes - NTN F (3)	-	256	442,845	4,346,643	15,283,232	20,072,976
Mexican Foreign Debt Securities	-	2,104,021	-	-	-	2,104,021
Spanish Foreign Debt Bonds	-	10,012,257	-	-	-	10,012,257
Private Securities	149,938	1,560,744	3,798,105	9,213,889	6,791,138	21,513,814
Shares	47,844	-	-	-	4	47,848
Investment Fund Shares in Participation - FIP (2)	-	-	-	-	29,292	29,292
Investment Fund Shares	102,094	-	-	-	-	102,094
Debentures (1)	-	362,994	238,813	4,634,288	4,189,891	9,425,986
Eurobonds	-	-	9,808	-	1,036,188	1,045,996
Promissory Notes - NP	-	945,221	2,585,915	3,669,812	607,962	7,808,910
Financial Bills - LF	-	50,671	-	233,706	-	284,377
Certificates of Real Estate Receivables - CRI	-	8,361	22,683	135,724	6,675	173,443
Certificates of Time Deposits - CDB	-	-	35,653	-	-	35,653
Rural Product Note - CPR	-	193,497	905,233	540,359	921,126	2,560,215
Total	149,938	13,687,669	16,093,015	38,773,730	41,491,177	110,195,529

(1)   In the Bank and Consolidated, includes securities issued by mixed-capital companies in the amount of R$7 (12/31/2017 - R$1,838) in securities for trading and R$1,168,160 (12/31/2017 - R$1,442,684) in available-for-sale securities.

(2)   Investments are carried out at the fair value of the resources Investments that should reflect as market conditions, it is not a moment of their measurement, it is not an initial process of adhesion, presentation of the financial statements or information on the equity of the Fund are disclosed. For the market, the measurement of the fair value of the investments must be established in a consistent and verifiable manner. In cases where you are the investment trustee, the fair value of an entity is not reliably measurable, the cost value can be used until it is practicable to measure the fair value on a reliable basis, and must be disclosed in Note explanatory statement, the reasons that led to the conclusion of the fair value are not reliably measurable, together with a summary of the condensed financial statements of these funds.

(3)   On September 30, 2018, the quantity of 1,040,000 in the amount of R$1,102,380 (12/31/2017 - 1,040,000 in the amount of R$1,090,788) Notes National Treasury - NTN-F, with maturity on January 1, 2029 (12/31/2017 - maturity on  January 1, 2025) are bound by the obligation assumed by Banco Santander to hedge the unamortized reserves Plan V of the Social Security Fund (Banesprev).

IV) Held-to-Maturity Securities

					Bank/Consolidated
							09/30/2018
							By Maturity

		Amortized Cost	Up to	From 3 to	From 1 to	Over
Held-to-Maturity Securities (1)	09/30/2018	12/31/2017	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	11,628,820	9,578,992	53,406	495,490	1,394,803	9,685,121	11,628,820
National Treasury Notes - NTN A	3,517,464	2,849,352	25,432	-	-	3,492,032	3,517,464
Brazilian Foreign Debt Bonds	8,111,356	6,729,640	27,974	495,490	1,394,803	6,193,089	8,111,356
Total	11,628,820	9,578,992	53,406	495,490	1,394,803	9,685,121	11,628,820
(1) The fair value of held to maturity securities is R$12,064,011 (12/31/2017 - R$10,587,117).

For the period ended September 30, 2018, there were no changes in the federal public securities and other securities classified as held to maturity.

Given the provisions of Article 5 of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity.

The market value of securities is estimated based on the average quotation on organized markets and their estimated cash flows, discounted to present value using the applicable interest rate curves, considered as representative of market conditions at the end of balance.

V) Financial Income - Securities Transactions

			Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2018	09/30/2018	09/30/2017	09/30/2017
Income From Fixed-Income Securities (1)	4,151,591	13,379,773	5,492,151	15,584,274
Income From Interbank Investments	2,318,295	8,736,813	2,174,508	7,141,460
Income From Variable-Income Securities (2)	16,152	(50,698)	(165,364)	(227,311)
Provision for Impairment Losses (3)	(222,811)	(300,355)	(217,847)	(285,640)
Others (4)	(92,166)	(577,915)	57,348	84,552
Total	6,171,061	21,187,618	7,340,796	22,297,335

			Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2018	09/30/2018	09/30/2017	09/30/2017
Income From Fixed-Income Securities (1)	3,830,310	12,994,328	4,801,879	11,695,455
Income From Interbank Investments	1,668,734	5,533,868	1,050,532	3,841,941
Income From Variable-Income Securities (2)	71,319	(94,629)	(138,190)	(165,664)
Financial Income of Pension and Capitalization	36,538	109,201	36,114	104,985
Provision for Impairment Losses (3)	(222,811)	(300,355)	(226,611)	(312,738)
Others (4)	(119,378)	(554,008)	7,802	109,749
Total	5,264,712	17,688,405	5,531,526	15,273,728

(1) In the third quarter of 2018, includes exchange variation income in the amount of R$650,171 (2017 – expense of R$434,917) in the Bank and R$309,288 (2017 – expense of R$468,245) in the Consolidated. In the accumulated period ended in September 30, 2018, includes income of R$3,329,991 in the Bank and in the Consolidated (2017 – expense of R$631,945 in the Bank and R$651,221 in the Consolidated).

(2) In the third quarter of 2018, includes exchange variation income in the amount of R$3,816 (2017 – expense of R$641) in the Bank and Consolidated. In the accumulated period ended in September 30, 2018, includes income of R$8,639 (2017 – expense of R$404) in the Bank and Consolidated.

(3) Corresponds to the permanent loss record, referring to securities classified as available for sale.

(4) In the third quarter of 2018, includes exchange variation expense of R$111,874. In the accumulated period ended in September 30, 2018, includes exchange variation expenses in the amount of R$590,418. In 2017, it corresponds mainly to the net valuation/devaluation of quotas of investment funds and participation.

b) Derivatives Financial Instruments

The main risk factors associated to derivatives contracted are related to exchange rates, interest rates and stocks. To manage these and other market risk factors the Bank uses practices which include the measurement and follow up of the limit´s usage previously defined on internal committees, as well as the daily follow up of the portfolios values in risk, sensitivities and changes in the interest rate and exchange exposure, liquidity gaps, among other practices which allow the control and follow up on the main risk metrics that can affect the Bank´s position in the several markets which it acts. Based on this management model, the Bank has accomplished its goal, using operations with derivatives, in optimize the relation risk/benefits even in situation with great volatility.

The derivatives fair value is determined through quotation of market prices. The swaps contracts fair value is determined using discounted cash flow modeling techniques, reflecting suitable risk factors. The fair value of NDF and Future contracts are also determined based on the quotation of market prices for derivatives traded in specific chamber or using the same methodology applied for swap contracts. The fair value of options derivatives is determined based on the mathematical models, such as Black & Scholes, using yield rates, implied volatilities and the fair value of the corresponding asset. The current market prices are used to price the volatilities. For the derivatives which do not have prices directly disclosed by specific chamber, their fair values are obtained through pricing models which use market information, based on disclosed prices of more liquid assets. Interest rate curves and market volatilities are extracted from theses prices to be used as first input in these models.

I) Derivatives Recorded in Memorandum Accounts and Balance Sheets

					Bank
			09/30/2018			12/31/2017
			Trading			Trading
	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap	-	777,939	817,635	-	1,615,516	1,051,711
Assets	251,717,718	133,347,011	133,331,742	148,017,969	57,881,622	57,391,575
CDI (Interbank Deposit Rates)	52,245,059	21,671,925	21,706,427	42,608,262	22,374,055	22,364,285
Fixed Interest Rate - Real	45,875,121	-	-	31,745,948	-	-
Indexed to Price and Interest Rates	2,799,750	-	-	5,709,977	-	-
Foreign Currency	150,741,611	111,675,086	111,625,315	67,895,932	35,507,567	35,027,290
Others	56,177	-	-	57,850	-	-
Liabilities	250,939,779	(132,569,072)	(132,514,107)	146,402,453	(56,266,106)	(56,339,864)
CDI (Interbank Deposit Rates)	30,573,134	-	-	20,234,207	-	-
Fixed Interest Rate - Real	72,872,044	(26,996,923)	(26,980,889)	53,035,866	(21,289,918)	(21,419,177)
Indexed to Price and Interest Rates	107,675,906	(104,876,156)	(104,879,260)	40,263,568	(34,553,591)	(34,525,308)
Foreign Currency	39,066,525	-	-	32,388,365	-	-
Others	752,170	(695,993)	(653,958)	480,447	(422,597)	(395,379)
Options	257,380,005	214,022	494,344	187,690,913	208,446	146,692
Purchased Position	121,325,564	679,119	959,248	86,278,377	520,456	489,458
Call Option - Foreign Currency	20,045,900	294,205	467,066	9,403,298	214,347	172,591
Put Option - Foreign Currency	6,942,766	105,022	139,547	5,097,595	65,569	42,486
Call Option - Other	3,286,010	21,610	27,710	1,230,140	15,083	5,203
Interbank Market	2,971,580	4,256	2,283	1,185,310	7,021	389
Others (2)	314,430	17,354	25,427	44,830	8,062	4,814
Put Option - Other	91,050,888	258,282	324,925	70,547,344	225,457	269,178
Interbank Market	90,670,583	238,555	313,671	70,295,282	216,914	257,944
Others (2)	380,305	19,727	11,254	252,062	8,543	11,234
Sold Position	136,054,441	(465,097)	(464,904)	101,412,536	(312,010)	(342,766)
Call Option - Foreign Currency	6,760,554	(99,221)	(152,000)	5,638,163	(113,031)	(117,160)
Put Option - Foreign Currency	9,813,832	(238,073)	(149,856)	5,952,678	(98,395)	(80,195)
Call Option - Other	15,170,126	(27,822)	(30,297)	19,260,781	(33,135)	(15,115)
Interbank Market	14,840,804	(5,800)	(1,101)	19,151,110	(17,837)	(515)
Others (2)	329,322	(22,022)	(29,196)	109,671	(15,298)	(14,600)
Put Option - Other	104,309,929	(99,981)	(132,751)	70,560,914	(67,449)	(130,296)
Interbank Market	103,904,773	(72,246)	(113,456)	70,494,622	(54,376)	(126,743)
Others (2)	405,156	(27,735)	(19,295)	66,292	(13,073)	(3,553)
Futures Contracts	304,567,102	-	-	161,679,490	-	-
Purchased Position	89,666,657	-	-	54,759,916	-	-
Exchange Coupon (DDI)	21,587,852	-	-	9,616,936	-	-
Interest Rates (DI1 and DIA)	43,126,006	-	-	26,456,303	-	-
Foreign Currency	24,816,681	-	-	16,733,437	-	-
Indexes (3)	136,118	-	-	1,734,205	-	-
Treasury Bonds/Notes	-	-	-	219,035	-	-
Sold Position	214,900,445	-	-	106,919,574	-	-
Exchange Coupon (DDI)	131,711,550	-	-	55,016,928	-	-
Interest Rates (DI1 and DIA)	43,677,437	-	-	51,135,994	-	-
Foreign Currency	39,511,458	-	-	745,849	-	-
Indexes (3)	-	-	-	20,803	-	-
Forward Contracts and Others	109,124,797	954,854	992,392	47,797,322	(920,582)	(261,637)
Purchased Commitment	50,206,515	796,510	897,489	23,479,857	(3,607,256)	619,808
Currencies	49,712,409	796,510	898,364	21,525,220	(3,606,223)	618,006
Others	494,106	-	(875)	1,954,637	(1,033)	1,802
Sell Commitment	58,918,282	158,344	94,903	24,317,465	2,686,674	(881,445)
Currencies	57,790,765	158,350	92,589	22,096,104	2,688,198	(877,864)
Others	1,127,517	(6)	2,314	2,221,361	(1,524)	(3,581)

					Consolidated
			09/30/2018			12/31/2017
			Trading			Trading
	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap	-	403,877	764,492	-	2,453,547	1,072,977
Assets	293,700,301	148,422,281	129,137,094	202,464,902	56,082,202	57,679,172
CDI (Interbank Deposit Rates)	44,912,684	22,889,119	22,902,391	33,673,210	17,009,034	22,794,490
Fixed Interest Rate - Real	63,823,618	-	-	95,700,715	-	-
Indexed to Price and Interest Rates	2,799,750	-	-	5,592,892	-	-
Foreign Currency	182,108,072	125,533,162	106,234,703	67,493,635	39,073,168	34,884,682
Others	56,177	-	-	4,450	-	-
Liabilities	293,296,424	(148,018,404)	(128,372,602)	200,011,355	(53,628,655)	(56,606,195)
CDI (Interbank Deposit Rates)	22,023,565	-	-	16,664,176	-	-
Fixed Interest Rate - Real	106,269,873	(42,446,255)	(22,839,384)	114,357,076	(18,656,361)	(21,687,884)
Indexed to Price and Interest Rates	107,675,906	(104,876,156)	(104,879,260)	40,146,968	(34,554,076)	(34,527,986)
Foreign Currency	56,574,910	-	-	28,420,467	-	-
Others	752,170	(695,993)	(653,958)	422,668	(418,218)	(390,325)
Options	262,356,804	214,022	597,471	190,061,609	210,736	168,035
Purchased Position	124,094,313	679,119	1,139,455	87,503,833	511,819	553,218
Call Option - Foreign Currency	20,045,900	294,205	467,066	9,369,821	211,870	169,542
Put Option - Foreign Currency	6,942,766	105,022	139,547	5,130,392	65,287	42,389
Call Option - Other	5,181,060	21,610	166,242	1,953,481	15,083	59,219
Interbank Market	2,971,580	4,256	2,283	1,185,310	7,021	389
Others (2)	2,209,480	17,354	163,959	768,171	8,062	58,830
Put Option - Other	91,924,587	258,282	366,600	71,050,139	219,579	282,068
Interbank Market	90,670,583	238,555	313,671	70,295,282	216,914	257,944
Others (2)	1,254,004	19,727	52,929	754,857	2,665	24,124
Sold Position	138,262,491	(465,097)	(541,984)	102,557,776	(301,083)	(385,183)
Call Option - Foreign Currency	6,760,554	(99,221)	(152,000)	5,595,163	(112,765)	(117,059)
Put Option - Foreign Currency	9,813,832	(238,073)	(149,856)	5,919,598	(95,764)	(77,145)
Call Option - Other	16,547,709	(27,822)	(83,273)	19,880,180	(25,105)	(35,961)
Interbank Market	14,840,804	(5,800)	(1,101)	19,151,110	(17,837)	(515)
Others (2)	1,706,905	(22,022)	(82,172)	729,070	(7,268)	(35,446)
Put Option - Other	105,140,396	(99,981)	(156,855)	71,162,835	(67,449)	(155,018)
Interbank Market	103,904,773	(72,246)	(113,456)	70,494,622	(54,376)	(126,743)
Others (2)	1,235,623	(27,735)	(43,399)	668,213	(13,073)	(28,275)
Futures Contracts	305,031,305	-	-	161,725,596	-	-
Purchased Position	90,019,846	-	-	54,806,022	-	-
Exchange Coupon (DDI)	21,587,852	-	-	9,616,936	-	-
Interest Rates (DI1 and DIA)	43,443,763	-	-	26,456,303	-	-
Foreign Currency	24,816,681	-	-	16,733,437	-	-
Indexes (3)	171,550	-	-	1,780,311	-	-
Treasury Bonds/Notes	-	-	-	219,035	-	-
Sold Position	215,011,459	-	-	106,919,574	-	-
Exchange Coupon (DDI)	131,711,550	-	-	55,016,928	-	-
Interest Rates (DI1 and DIA)	43,725,010	-	-	51,135,994	-	-
Foreign Currency	39,511,458	-	-	745,849	-	-
Indexes (3)	63,441	-	-	20,803	-	-
Forward Contracts and Others	109,125,068	955,125	995,207	47,823,561	(920,582)	(234,069)
Purchased Commitment	50,206,786	796,781	900,304	23,506,096	(3,607,256)	647,376
Currencies	49,712,409	796,510	898,364	21,525,220	(3,606,223)	618,007
Others	494,377	271	1,940	1,980,876	(1,033)	29,369
Sell Commitment	58,918,282	158,344	94,903	24,317,465	2,686,674	(881,445)
Currencies	57,790,765	158,350	92,589	22,096,104	2,688,198	(877,864)
Others	1,127,517	(6)	2,314	2,221,361	(1,524)	(3,581)

(1) Nominal value of the updated contracts.

(2) Includes options of indexes, mainly being options involving US treasury, shares and stock indexes.

(3) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

					Bank
					Notional
				09/30/2018	12/31/2017
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	33,741,473	57,990,355	159,985,890	251,717,718	148,017,969
Options	14,078,027	867,217	242,434,761	257,380,005	187,690,913
Futures Contracts	-	-	304,567,102	304,567,102	161,679,490
Forward Contracts and Others	42,784,217	51,552,343	14,788,237	109,124,797	47,797,322

				Consolidated
					Notional
				09/30/2018	12/31/2017
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	33,741,473	45,145,678	214,813,150	293,700,301	202,464,902
Options	14,078,027	867,217	247,411,560	262,356,804	190,061,609
Futures Contracts	-	-	305,031,305	305,031,305	161,725,596
Forward Contracts and Others	42,784,217	51,552,343	14,788,508	109,125,068	47,823,561

(1) Includes operations that have counterpart B3 S.A. - Brazil, Stock Exchange, Counter (B3) and other stock and commodity exchanges.

III) Derivatives Financial Instruments by Maturity

					Bank
					Notional
				09/30/2018	12/31/2017
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	20,665,201	145,825,878	85,226,638	251,717,718	148,017,969
Options	55,834,804	198,731,318	2,813,884	257,380,005	187,690,913
Futures Contracts	139,102,531	102,516,311	62,948,260	304,567,102	161,679,490
Forward Contracts and Others	56,374,228	32,214,073	20,536,496	109,124,797	47,797,322

				Consolidated
					Notional
				09/30/2018	12/31/2017
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	20,869,768	164,276,281	108,554,252	293,700,301	202,464,902
Options	58,353,926	200,996,952	3,005,926	262,356,804	190,061,609
Futures Contracts	139,276,642	102,675,862	63,078,801	305,031,305	161,725,596
Forward Contracts and Others	56,374,499	32,214,073	20,536,496	109,125,068	47,823,561

IV) Derivatives Financial Instruments by Trade Market

				Bank
				Notional
			09/30/2018	12/31/2017
	Exchange (1)	Over the Counter (2)	Total	Total
Swap	125,231,973	126,485,745	251,717,718	148,017,969
Options	238,402,398	18,977,607	257,380,005	187,690,913
Futures Contracts	304,567,102	-	304,567,102	161,679,490
Forward Contracts and Others	931,035	108,193,762	109,124,797	47,797,322

			Consolidated
				Notional
			09/30/2018	12/31/2017
	Exchange (1)	Over the Counter (2)	Total	Total
Swap	125,231,973	168,468,328	293,700,301	202,464,902
Options	238,402,398	23,954,406	262,356,804	190,061,609
Futures Contracts	305,031,305	-	305,031,305	161,725,596
Forward Contracts and Others	931,035	108,194,033	109,125,068	47,823,561

(1) Includes amount traded with the B3.

(2) Composed by operations that are included in Clearing Houses, according to the regulation of the Bacen.

V) Derivatives Used as Hedge Instruments

Derivatives used as hedge instruments by index are as follows:

a) Market Risk Hedge

						Bank
			09/30/2018			12/31/2017
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	99,530	(98,849)	681	(34,008)	(101,922)	(135,930)
Assets	1,931,756	14,968	1,946,724	928,656	(23,408)	905,248
Indexed by Foreign Currency - Fixed Interest - US Dollar (1)	-	-	-	8,422	320	8,742
Indexed by Foreign Currency - USD/BRL US Dollar (2) (3) (4)	1,733,105	16,054	1,749,159	715,457	(23,585)	691,872
CDI (Interbank Deposit Rates) (5)	198,651	(1,086)	197,565	204,777	(143)	204,634
Liabilities	(1,832,226)	(113,817)	(1,946,043)	(962,664)	(78,514)	(1,041,178)
Indexed by Foreign Currency - Fixed Interest - US Dollar (5)	(244,629)	(11,383)	(256,012)	(209,554)	(16,303)	(225,857)
CDI (Interbank Deposit Rates) (1) (2)	(1,207,778)	(29,476)	(1,237,254)	(453,018)	(21,380)	(474,398)
Fixed Interest Rate - Real (3)	(56,057)	(2,012)	(58,069)	(23,006)	(3,838)	(26,844)
Indexed by Foreign Currency - Fixed Interest - Euro (4)	(323,762)	(70,946)	(394,708)	(277,086)	(36,993)	(314,079)
Hedge Object Assets	1,734,275	80,860	1,815,135	967,370	78,520	1,045,890
Lending Operation (Note 8.e)	729,705	55,994	785,699	841,841	78,075	919,916
CDI (Interbank Deposit Rates) (2)	120,270	3,511	123,781	335,670	16,401	352,071
Indexed by Foreign Currency - Fixed Interest - US Dollar (5)	243,386	11,524	254,910	208,527	16,416	224,943
Indexed by Foreign Currency - Euro (4)	330,015	39,941	369,956	280,467	41,358	321,825
Interest Rate - Real (3)	36,034	1,018	37,052	17,177	3,900	21,077
Available-for-Sale Securities	1,004,570	24,866	1,029,436	125,529	445	125,974
Promissory Notes - PN
CDI (Interbank Deposit Rates) (1) (2)	967,096	22,112	989,208	119,538	354	119,892
Interest Rate - Real (3)	37,474	2,754	40,228	5,991	91	6,082

					Consolidated
			09/30/2018			12/31/2017
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	53,358	(81,986)	(28,628)	(35,011)	(95,672)	(130,683)
Assets	3,981,580	39,891	4,021,471	2,992,712	12,954	3,005,666
Indexed by Foreign Currency - Fixed Interest - US Dollar (1)	-	-	-	8,422	320	8,742
Indexed by Foreign Currency - USD/BRL US Dollar (2) (3) (4)	1,733,105	16,054	1,749,159	715,457	(23,585)	691,872
CDI (Interbank Deposit Rates) (5) (8)	1,739,338	(1,339)	1,737,999	1,818,723	(357)	1,818,366
Indexed by Foreign Currency - Euro (6) (7)	509,137	25,176	534,313	450,110	36,576	486,686
Liabilities	(3,928,222)	(121,877)	(4,050,099)	(3,027,723)	(108,626)	(3,136,349)
Indexed by Foreign Currency - US Dollar (6)	(317,439)	(16,852)	(334,291)	(241,806)	(20,109)	(261,915)
Indexed by Foreign Currency - Fixed Interest - US Dollar (5)	(244,629)	(11,383)	(256,012)	(209,554)	(16,303)	(225,857)
CDI (Interbank Deposit Certificates) (1) (2)	(1,207,778)	(29,476)	(1,237,254)	(453,018)	(21,380)	(474,398)
Fixed Interest Rate - Real (3) (8)	(1,625,131)	15,834	(1,609,297)	(1,640,730)	22	(1,640,708)
Indexed by Foreign Currency - Colombian Peso (7)	(209,483)	(9,054)	(218,537)	(205,529)	(13,863)	(219,392)
Indexed by Foreign Currency - Euro (4)	(323,762)	(70,946)	(394,708)	(277,086)	(36,993)	(314,079)
Hedge Object
Assets	3,847,664	61,023	3,908,687	3,049,206	77,623	3,126,829
Lending Operation (Note 8.e)	1,270,909	56,525	1,327,434	1,302,830	79,496	1,382,326
CDI (Interbank Deposit Rates) (2)	120,270	3,511	123,781	335,670	16,401	352,071
Indexed by Foreign Currency - US Dollar (6)	329,882	(863)	329,019	284,101	4,319	288,420
Indexed by Foreign Currency - Fixed Interest - US Dollar (5)	243,386	11,524	254,910	208,527	16,416	224,943
Indexed by Foreign Currency - Colombian Peso (7)	211,322	1,394	212,716	176,888	(2,898)	173,990
Indexed by Foreign Currency - Euro (4)	330,015	39,941	369,956	280,467	41,358	321,825
Interest Rate - Real (3)	36,034	1,018	37,052	17,177	3,900	21,077
Available-for-Sale Securities	2,576,755	4,498	2,581,253	1,746,376	(1,873)	1,744,503
Promissory Notes - PN	1,004,570	24,866	1,029,436	125,529	445	125,974
CDI (Interbank Deposit Rates) (1) (2)	967,096	22,112	989,208	119,538	354	119,892
Interest Rate - Real (3)	37,474	2,754	40,228	5,991	91	6,082
National Treasury Notes - NTN F (8)	1,572,185	(20,368)	1,551,817	1,620,847	(2,318)	1,618,529

					Bank/Consolidated
					09/30/2018	12/31/2017
					Notional	Notional
Hedge instruments
Futures Contracts					32,063,817	22,206,615
Interest Rate (DI1 and DIA)					31,459,710	22,206,615
Indexed to price Index - IPCA (DAP)					604,107	1

					Bank/Consolidated
			09/30/2018			12/31/2017
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Object
Assets	33,977,019	(310,159)	33,666,860	24,415,397	364,434	24,779,831
Securities - Available for Sale
Public Titles	33,411,217	(308,237)	33,102,980	24,415,397	364,434	24,779,831
National Treasury Bills - LTN	22,992,131	83,945	23,076,076	13,674,321	219,611	13,893,932
National Treasury Notes - NTN F	10,419,086	(392,182)	10,026,904	10,741,076	144,823	10,885,899
Private Titles	565,802	(1,922)	563,880	-	-	-
Debentures	565,802	(1,922)	563,880	-	-	-

(1) In the Bank and Consolidated, obligations over instruments whose hedged items are securities represented by promissory notes indexed in certificates of interbank deposits (CDI) with market value of R$989,208 (12/31/2017 - R$109,538).

(2) In the Bank and Consolidated, these are obligations over instruments whose hedge items are credit operations and securities represented by promissory notes indexed in interbank deposit certificates (CDI), with market value of credit operations of R$123,781 (12/31/2017 - R$352,071) and in December 31, 2017,  promissory notes in the amount of R$10,354.

(3) In the Bank and Consolidated, these are obligations over instruments whose hedged items are securities represented by promissory notes indexed to Real interest rates with market value of R$40,228 (12/31/2017 - R$6,082) and credit operations in the amount of R$37,052 (12/31/2017 - R$21,077).

(4) In the Bank and Consolidated, these are obligations over instruments whose hedged items are credit operations indexed in foreign currency - fixed interest euro at the market value of R$369,956 (12/31/2017 - R$321,825).

(5) In the Bank and Consolidated, these are obligations over instruments whose hedged items are credit operations indexed in foreign currency - fixed interest US dollar in the market value of R$254,910 (12/31/2017 - R$224,943).

(6) In the Consolidated, these are obligations over instruments whose hedge items are credit operations indexed in foreign currency - US dollar with a market value of R$329,019 (12/31/2017 - R$288,420).

(7) In the Consolidated, these are obligations over instruments whose hedged items are credit operations indexed in foreign currency - Colombian peso with market value of R$212,716 (12/31/2017 - R$173,990).

(8) In the Consolidated, these are obligations over instruments whose hedged items are pre-fixed government securities with a market value e of R$1,551,817 (12/31/2017 - 1,618,529).

The analysis of the effectiveness of these operations was in accordance with Bacen Circular Letter 3,082/2002.

b) Cash Flow Hedge

						Bank
			09/30/2018			12/31/2017
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	197,713	(46,047)	151,666	123,428	(28,686)	94,742
Assets	1,599,767	(139,810)	1,459,957	1,174,656	(36,590)	1,138,066
Indexed by Foreign Currency - Fixed Interest - US Dollar (1)	1,278,871	(126,355)	1,152,516	1,035,029	(42,150)	992,879
Indexed by Foreign Currency - USD/BRL - US Dollar (2)	320,896	(13,455)	307,441	139,627	5,560	145,187
Liabilities	(1,402,054)	93,763	(1,308,291)	(1,051,228)	7,904	(1,043,324)
CDI (Interbank Deposit Rates) (1) (2)	(301,783)	10,067	(291,716)	(142,190)	(5,735)	(147,925)
Indexed by Foreign Currency - Fixed Interest Euro (1)	(1,100,271)	83,696	(1,016,575)	(909,038)	13,639	(895,399)

					Consolidated
			09/30/2018			12/31/2017
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	118,758	(67,213)	51,545	123,985	(137,361)	(13,376)
Assets	6,770,422	(12,494)	6,757,928	6,011,762	116,754	6,128,516
Indexed by Foreign Currency - Fixed Interest - US Dollar (1)	1,278,871	(126,355)	1,152,516	1,035,029	(42,150)	992,879
Indexed by Foreign Currency - USD/BRL - US Dollar (2)	-	-	-	-	-	-
Indexed by Foreign Currency - Euro (3)	320,896	(13,455)	307,441	139,627	5,560	145,187
CDI (Interbank Deposit Rates) (4)	1,008,328	109,491	1,117,819	1,088,569	134,435	1,223,004
CDI (Interbank Deposit Rates) (4)	4,162,327	17,825	4,180,152	3,748,537	18,909	3,767,446
Liabilities	(6,651,664)	(54,719)	(6,706,383)	(5,887,777)	(254,115)	(6,141,892)
CDI (Interbank Deposit Rates) (1) (2)	(301,783)	10,067	(291,716)	(142,190)	(5,735)	(147,925)
Indexed by Interest Rate - Pré Real (1) (4)	(4,265,252)	(35,075)	(4,300,327)	(3,809,809)	(131,127)	(3,940,936)
Indexed by Foreign Currency - Fixed Interest - Euro (1)	(1,100,271)	83,696	(1,016,575)	(909,038)	13,639	(895,399)
Indexed by Foreign Currency - Dollar (3)	(984,358)	(113,407)	(1,097,765)	(1,026,740)	(130,892)	(1,157,632)

					Bank/Consolidated
					09/30/2018	12/31/2017
					Notional	Notional
Hedge Instruments
Future Contracts					77,406,095	60,299,595
Trade Finance Operations (5)					71,807,809	54,995,334
Foreign Currency - Dollar					29,074,996	3,362,582
Interest Rates (DI1 and DIA)					22,309,405	32,344,276
Interest Rates DDI1					20,423,407	19,288,476
Securities (6)					5,598,286	5,304,261
Interest Rates (DI1 and DIA)					5,598,286	5,304,261

				Bank	Consolidated
			09/30/2018	12/31/2017	09/30/2018	12/31/2017
Hedge Object - Cost
Asset			30,650,449	24,652,963	31,668,708	25,697,292
Lending Operations
Import and Export Credit and Financing (3) (5)			10,561,560	7,632,915	11,176,657	8,295,191
Lending Operations (2) (3) (5)			11,973,419	9,590,587	12,376,581	9,972,640
Other Receivables (5)			-	354,315	-	354,315
Securities
Available-for-Sale Securities - Promissory Notes - NP (2) (5)			1,845,874	1,194,266	1,845,874	1,194,266
Available for Sale - Public Securities - Financial Treasury - LFT (6)			5,326,846	5,071,220	5,326,846	5,071,220
Held to Maturity - Securities Foreign Debt Bonds (1)			942,750	809,660	942,750	809,660
Liabilities			-	-	(4,817,949)	(4,130,347)
Money Market Funding and Borrowings and Onlendings
Deposits
Certificates of Interbank Deposit - CDI (4)			-	-	(739,028)	(333,343)
Real Estate Credit, Mortgage, Credit and Similar
Exchange Acceptances
Exchange Treasury Bills - LC (4)			-	-	(261,972)	(763,103)
Real Estate Credit, Mortgage, Credit and Similar
Financial Treasury Bills - LF (4)			-	-	(3,816,949)	(3,033,901)

(1) In the Bank and Consolidated, operation due April 1, 2021 (12/31/2017 - operation due April 1, 2021), which hedge objects are securities represented by title Brazilian External Debt Bonds.

(2) In the Bank and Consolidated, operations maturing between November 2018 and February 2020 (12/31/2017 - maturing between January 5, 2018 and April 14, 2018), whose objects hedge in 2018 are loan operations and in 2017 are securities represented by promissory notes.

(3) In the Consolidated, operations maturing between May 2021 and October 2022 (12/31/2017 - operations maturing between January 2018 and September 2022), whose objects hedge contracts are loans from lending institutions.

(4) In the Consolidated, operations with maturities between October 2018 and April 2022 (12/31/2017 - operations with maturities between January 2018 and December 2020), whose hedge items are deposits with interbank deposit certificates (CDI), bills of exchange (LC) and financial letters (LF).

(5) In the Bank and Consolidated, operations maturing between November 2018 and September 2028 (12/31/2017 - transactions with maturities between February 2018 and November 2026) and restated amounts of R$23,259,242 (12/31/2017 - R$16,811,747) where the operations are futures in US dollars and futures in DI and DDI when used together the exchange coupon hedges the trade finance operations whose hedge credit operations - export and import credit and financing agreements, loan operations, other credits and securities represented by promissory notes.

(6) In the Bank and Consolidated, operations maturing between September 2020 and March 2023 (12/31/2017 - operation with maturity between March 2021 and March 2023), whose object of hedge are Financial Treasury Bills - LFT, recorded in securities.

In the Bank and in the Consolidated, in the first quarter of 2018, a hedge of futures contracts was contracted that was discontinued in June 2018. The hedge objects were certificates of term deposits - CDB. The mark-to-market effect of these contracts, net of tax effects, and which are posted to stockholders' equity, corresponds to a credit in the amount of R$33,646, which will be amortized over the next 3 months.

In the Bank and Consolidated, the mark-to-market effect of swap and futures contracts corresponds to a credit in the amount of R$94,354 (12/31/2017 – credit of R$116,441) and is recorded in stockholders' equity, net of tax effects, of which R$25,467 (12/31/2017 – R$9,342) will be realized in the next twelve months.

The analysis of the effectiveness of these operations is in accordance with Bacen Circular 3,082/2002, in the period between January and September 30, 2018, expense was recorded in the amount of R$1,415 (2017 – income of R$13,309) referring to the ineffective portion.

VI) Derivatives Pledged as Guarantee

The guarantee margin for transactions traded on the B3 (Current Corporate Name of BM&Fbovespa) with derivative financial instruments from own portfolio and third-party portfolio is composed by Brazilian Debt Bonds.

		Bank	Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Financial Treasury Bills - LFT	8,042,510	11,938	8,596,052	708,960
National Treasury Bills - LTN	2,932,383	4,371,286	2,929,920	4,371,286
National Treasury Notes - NTN	-	1,003,583	187,033	1,193,315
Total	10,974,893	5,386,807	11,713,005	6,273,561

VII) Derivatives Recorded in Assets and Liabilities
		Bank	Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Assets
Swap Differentials Receivable	7,724,717	5,700,402	13,277,766	15,848,969
Option Premiums to Exercise	959,248	489,458	1,139,455	553,218
Forward Contracts and Others	4,892,087	5,114,013	4,894,902	5,141,581
Total	13,576,052	11,303,873	19,312,123	21,543,768
Liabilities
Swap Differentials Payable	6,754,735	4,689,879	12,490,357	14,920,051
Option Premiums Launched	464,904	342,766	541,984	385,183
Forward Contracts and Others	3,899,695	5,375,650	3,899,695	5,375,650
Total	11,119,334	10,408,295	16,932,036	20,680,884

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

The new rules of Basel III follow a phase in schedule, thus enabling the application of the rules gradually until 2019.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of Bacen´s Basileia Standard Method. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading. The banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Therefore, based on the nature of Banco Santander’s activities, the sensitivity analysis was divided by both trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress test amounts generated by Banco Santander’s corporate systems, related to the trading and banking portfolio, for each one of the portfolio scenarios as of September 30, 2018.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(4,843)	(58,758)	(117,516)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(1,126)	(20,035)	(40,069)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(2,861)	(50,639)	(101,279)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(6,794)	(11,538)	(23,077)
Foreign Currency	Exposures subject to Foreign Exchange	(19,167)	(479,176)	(958,352)
Eurobond/Treasury/Global	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(339)	(2,301)	(4,601)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(3,462)	(41,763)	(83,526)
Shares and Indexes	Exposures subject to Change in Shares Price	(2,650)	(66,251)	(132,501)
Total (1)		(41,242)	(730,461)	(1,460,921)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 and -10 base points on the interest curves and 1% to price changes (currency and share), are considered the greatest losses per risk factor.

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(50,731)	(988,783)	(1,954,154)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(6,507)	(120,208)	(164,668)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(29,837)	(375,276)	(751,846)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(17,837)	(282,470)	(525,593)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(2,430)	(14,926)	(29,878)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(1,301)	(13,807)	(39,422)
Foreign Currency	Exposures subject to Foreign Exchange	(1,628)	(40,695)	(81,390)
Total (1) (2)		(110,271)	(1,836,165)	(3,546,951)

(1) Values calculated based on the consolidated information of the institutions.

(2) Amounts net of taxes.

Scenario 1: a shock of +10 and -10 base points on the interest curves and 1% to price changes (currency and share), are considered the greatest losses per risk factor.

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

7.     Interbank Accounts

The amount of interbank accounts is composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses payment transactions (assets and liabilities position).

8.     Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

		Bank		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Lending Operations	187,000,207	171,639,017	244,351,548	221,663,484
Loans and Discounted Titles	98,161,010	90,001,769	111,308,974	101,161,949
Financing	40,654,125	35,104,254	84,818,408	73,829,604
Rural and Agroindustrial - Financing	11,956,116	11,675,791	11,956,116	11,675,791
Real Estate Financing	36,228,546	34,689,048	36,228,546	34,689,048
Securities Financing	410	1,173	410	1,173
Lending Operations Related to Assignment	-	166,982	39,094	305,919
Leasing Operations	-	1	2,617,902	2,597,338
Advances on Foreign Exchange Contracts (Note 9) (1)	6,658,599	5,070,912	6,658,599	5,070,912
Other Receivables (2)	41,293,742	40,147,992	44,861,035	43,309,959
Total	234,952,548	216,857,922	298,489,084	272,641,693
Current	124,806,426	112,042,662	154,123,306	139,930,480
Long-term	110,146,122	104,815,260	144,365,778	132,711,213
(1)   Advance on foreign exchange contracts are classified as a reduction of other obligations.
(2)   Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

Sale or Transfer Operations of Financial Assets

According to Resolution CMN 3,533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

In the Bank and Consolidated, during the period of nine months ended in September 30, 2018, operations were carried out credit assignment without recourse in the amount of R$813,168 (2017 - R$398,843) and were recorded substantially in loans and discounted securities, classified as F and H risk level.

During the period of nine months ended in September 30, 2018, credit assignments without co-obligation, in the amount of R$153,611 in the Bank and R$819,811 in the Consolidated relating to credit losses.

(ii) With Substantial Retention of Risks and Benefits

Since August 2016, in the Consolidated, the amount referring to the loan portfolio assigned with co-obligation started to include the operations coming from Banco PSA Finance Brasil S.A. (Banco PSA). On September 30, 2018, the present value of the operations assigned to Banco PSA is R$39,094 (12/31/2017 - R$138,937).

In September 2015, the Bank carried out assignment of credits with co-obligation related to the operations of Funded Participation (Export) in the amount of R$201,706, due in April 2019. In 2018, the loan assignment was settled, the present value of the operations ceded on December 31, 2017 was R$166,982.

On December 2011, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$688,821, which fall due until October 2041. On September 30, 2018, the present value of the divested operations is R$104,210 (12/31/2017 - R$125,478).

These assignment operations were carried out with a co-obligation clause, and compulsory repurchase is envisaged in the following situations:

-   Contracts in default for a period exceeding 90 consecutive days;

-   Contracts subject to renegotiation;

-   Contracts subject to portability in accordance with CMN Resolution 3,401/2006; and

-   Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer, cash flows from operations will be paid directly to the assignee entity.

b) Loan Portfolio by Maturity

		Bank		Consolidated
		09/30/2018	12/31/2017	09/30/2018	12/31/2017
Overdue		7,260,696	7,589,001	9,187,309	8,706,106
Due to:
Up to 3 Months	-	68,868,736	58,353,903	78,809,358	68,376,226
From 3 to 12 Months	-	55,937,690	53,688,759	75,313,948	71,554,254
Over 12 Months	-	102,885,426	97,226,259	135,178,469	124,005,107
Total		234,952,548	216,857,922	298,489,084	272,641,693

c) Lease Portfolio Operations

	Bank		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Gross Investment in Leasing Operations	-	1	3,130,583	3,088,690
Lease Receivables	-	1	2,056,063	2,059,052
Unrealized Residual Values (1)	-	-	1,074,520	1,029,638
Unearned Income on Lease	-	-	(2,035,451)	(2,037,716)
Offsetting Residual Values	-	-	(1,074,520)	(1,029,638)
Leased Assets	58,599	66,611	6,598,075	6,699,397
Accumulated Depreciation	(58,599)	(66,611)	(3,386,216)	(3,531,301)
Excess Depreciation	22,217	25,957	1,279,998	1,321,640
Losses on Unamortized Lease	-	-	202,832	222,865
Advances for Guaranteed Residual Value	(22,217)	(25,957)	(2,099,581)	(2,138,695)
Other Assets	-	-	2,182	2,096
Total of Lease Portfolio at Present Value	-	1	2,617,902	2,597,338

(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) in the Consolidated is R$512,681 (12/31/2017 - R$491,352).

On September 30, 2018 and December 31, 2017, there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

	Bank		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Overdue	-	1	12,375	9,716
Due to:
Up to 1 Year	-	-	1,641,819	1,441,341
From 1 to 5 Years	-	-	1,473,459	1,633,057
Over 5 Years	-	-	2,930	4,576
Total	-	1	3,130,583	3,088,690

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Overdue	-	1	11,859	8,538
Due to:
Up to 1 Year	-	-	1,272,587	1,344,466
From 1 to 5 Years	-	-	1,331,788	1,242,339
Over 5 Years	-	-	1,668	1,995
Total	-	1	2,617,902	2,597,338

d) Loan Portfolio by Business Sector

		Bank		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Private Sector	234,663,604	216,799,022	298,199,989	272,582,793
Industry	57,114,114	55,611,046	58,906,358	57,403,395
Commercial	26,481,437	27,137,523	30,820,171	31,050,058
Financial Institutions	1,511,237	1,152,604	1,517,654	1,156,855
Services and Other (1)	33,863,358	32,461,007	37,051,192	35,492,891
Individuals	112,545,414	97,946,270	166,743,113	144,942,407
Credit Cards	26,771,365	24,420,815	26,771,365	24,420,815
Mortgage Loans	31,494,841	28,112,463	31,494,841	28,112,463
Payroll Loans	19,821,161	15,497,855	32,328,928	25,616,252
Financing and Vehicles Lease	2,096,400	1,835,375	41,242,915	36,227,482
Others (2)	32,361,647	28,079,762	34,905,064	30,565,395
Agricultural	3,148,044	2,490,572	3,161,501	2,537,187
Public Sector	288,944	58,900	289,095	58,900
State	263,050	26,241	263,050	26,241
Municipal	25,894	32,659	26,045	32,659
Total	234,952,548	216,857,922	298,489,084	272,641,693

(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.
(2) Includes personal loans, overdraft among others.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							09/30/2018
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	96,102,079	-	96,102,079	-	-	-
A	0.5%	70,164,250	-	70,164,250	350,821	256,082	606,903
B	1%	18,228,614	2,108,981	20,337,595	203,376	350,550	553,926
C	3%	18,531,389	1,791,137	20,322,526	609,676	1,351,206	1,960,882
D	10%	8,746,731	2,203,685	10,950,416	1,095,042	15,959	1,111,001
E	30%	3,146,616	1,816,707	4,963,323	1,488,997	-	1,488,997
F	50%	1,054,065	1,047,359	2,101,424	1,050,712	-	1,050,712
G	70%	608,395	970,192	1,578,587	1,105,011	-	1,105,011
H	100%	3,456,380	4,919,974	8,376,354	8,376,354	-	8,376,354
Total		220,038,519	14,858,035	234,896,554	14,279,989	1,973,797	16,253,786

							Bank
							12/31/2017
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	82,161,883	-	82,161,883	-	-	-
A	0.5%	80,068,069	-	80,068,069	400,340	297,689	698,029
B	1%	14,449,689	1,547,327	15,997,016	159,970	264,618	424,588
C	3%	9,306,222	1,799,710	11,105,932	333,178	733,441	1,066,619
D	10%	7,794,981	1,988,601	9,783,582	978,358	157,214	1,135,572
E	30%	2,429,455	1,656,825	4,086,280	1,225,884	-	1,225,884
F	50%	1,605,399	1,892,247	3,497,646	1,748,823	-	1,748,823
G	70%	798,126	907,666	1,705,792	1,194,055	-	1,194,055
H	100%	3,327,732	5,045,915	8,373,647	8,373,647	-	8,373,647
Total		201,941,556	14,838,291	216,779,847	14,414,255	1,452,962	15,867,217

							Consolidated
							09/30/2018
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	113,295,288	-	113,295,288	-	-	-
A	0.5%	105,725,780	-	105,725,780	528,629	276,845	805,474
B	1%	21,974,850	3,761,113	25,735,963	257,360	350,550	607,910
C	3%	19,652,023	3,029,187	22,681,210	680,436	1,351,206	2,031,642
D	10%	9,102,252	2,765,945	11,868,197	1,186,820	15,961	1,202,781
E	30%	3,233,580	2,124,997	5,358,577	1,607,573	-	1,607,573
F	50%	1,207,952	1,322,239	2,530,191	1,265,096	-	1,265,096
G	70%	621,851	1,157,640	1,779,491	1,245,643	-	1,245,643
H	100%	3,553,048	5,904,814	9,457,862	9,457,862	-	9,457,862
Total		278,366,624	20,065,935	298,432,559	16,229,419	1,994,562	18,223,981

							Consolidated
							12/31/2017
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	95,785,639	-	95,785,639	-	-	-
A	0.5%	112,295,243	-	112,295,243	561,476	319,088	880,564
B	1%	18,084,843	2,896,661	20,981,504	209,815	264,618	474,433
C	3%	10,672,845	2,984,458	13,657,303	409,719	733,441	1,143,160
D	10%	7,998,220	2,489,277	10,487,497	1,048,749	157,214	1,205,963
E	30%	2,507,129	1,934,230	4,441,359	1,332,408	-	1,332,408
F	50%	1,729,351	2,121,498	3,850,849	1,925,425	-	1,925,425
G	70%	806,133	1,069,806	1,875,939	1,313,157	-	1,313,157
H	100%	3,402,067	5,784,797	9,186,864	9,186,864	-	9,186,864
Total		253,281,470	19,280,727	272,562,197	15,987,613	1,474,361	17,461,974

(1)   Includes current and past-due operations.
(2)   The additional allowance is recognized based mainly on the expected realization of the loan portfolio, in addition to the current minimum regulatory requirements.
(3)   The total loan portfolio includes the value of a credit of R$55,994 (12/31/2017 - R$78,075) Bank and R$56,525 (12/31/2017 - R$79,496) Consolidated, related to the adjustment to fair value of loans that are being hedged, recorded in accordance with Article 5 of Circular Letter 3,624 of the Bacen of December 26, 2013 and are not included in the note of the risk levels (Note 6.b.V.a).

f) Changes in Allowance for Loan Losses

		Bank		Consolidated
	01/01 to 09/30/2018	01/01 to 09/30/2017	01/01 to 09/30/2018	01/01 to 09/30/2017

Opening Balance	15,867,217	16,780,456	17,461,974	18,332,712
Allowances Recognized	7,918,389	7,812,326	9,454,209	8,974,102
Write-offs	(7,531,820)	(8,841,018)	(8,692,202)	(9,980,179)
Closing Balance	16,253,786	15,751,764	18,223,981	17,326,635
Current	5,061,611	4,161,548	6,063,494	4,810,227
Long-term	11,192,175	11,590,216	12,160,487	12,516,408
Recoveries Credits (1)	1,447,703	1,854,484	1,637,030	1,957,587

(1)  It is recorded as financial income in the items: lending operations and leasing operations. Includes results of assignment without recourse, related to the prior operations written off, as losses amounting the value to R$44,898 (2017 - R$107,554) Bank and R$47,671 (2017 - R$70,550) Consolidated.

g) Renegotiated Credits

		Bank		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Renegotiated Credits	13,224,161	13,155,907	14,183,261	13,655,633
Allowance for Loan Losses	(7,366,667)	(7,744,788)	(7,616,606)	(7,923,051)
Percentage of Coverage on Renegotiated Credits	55.7%	58.9%	53.7%	58.0%

h) Loan Portfolio Concentration

				Consolidated
	09/30/2018		12/31/2017
Loan Portfolio and Credit Guarantees (1), Securities (2) and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Largest Debtor	5,005,989	1.3%	4,405,863	1.2%
10 Largest	31,846,625	8.2%	27,307,559	7.7%
20 Largest	48,375,543	12.4%	44,180,854	12.5%
50 Largest	77,493,455	19.9%	70,193,706	19.9%
100 Largest	100,838,134	25.9%	91,342,646	25.9%

(1) Includes portions of loans to release the business plan.

(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.

(3) Refers to credit of derivatives risk.

9.   Foreign Exchange Portfolio

Bank/Consolidated
	09/30/2018	12/31/2017
Assets
Rights to Foreign Exchange Sold	35,557,242	33,464,563
Exchange Purchased Pending Settlement	52,247,355	26,601,130
Advances in Local Currency	(353,893)	(113,998)
Income Receivable from Advances and Importing Financing (Note 8.a)	131,803	86,481
Currency and Documents Term Foreign Currency	23,277	81,049
Total	87,605,784	60,119,225
Current	86,415,950	53,370,513
Long-term	1,189,834	6,748,712
Liabilities
Exchange Sold Pending Settlement	50,059,430	40,516,382
Foreign Exchange Purchased	37,020,081	19,872,398
Advances on Foreign Exchange Contracts (Note 8.a)	(6,658,599)	(5,070,912)
Others	859	62
Total	80,421,771	55,317,930
Current	79,336,289	48,664,949
Long-term	1,085,482	6,652,981
Memorandum Accounts
Outstanding Import Credits – Foreign Currency	1,675,143	1,915,492
Confirmed Export Credits – Foreign Currency	1,439,618	651,740

10. Securities Trading and Brokerage

	Bank		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Assets
Financial Assets and Pending Settlement Transactions	272,045	142,665	322,009	142,825
Clearinghouse Transactions	-	-	55,515	6,349
Debtors Pending Settlement	30,839	-	208,210	223,318
Stock Exchanges - Guarantee Deposits	227,177	41,997	227,177	41,997
Others (1)	402,110	800,984	402,109	800,984
Total	932,171	985,646	1,215,020	1,215,473
Current	932,171	985,646	1,215,020	1,215,473
Liabilities
Financial Assets and Pending Settlement Transactions	1,686,653	73,437	1,688,299	95,103
Creditors Pending Settlement	5,625	4,269	695,759	183,636
Creditors for Loan of Shares	443	1,194	443	321,093
Clearinghouse Transactions	-	-	13,181	1,360
Records and Settlement	1,337	1,971	2,796	3,105
Others	43,986	2,977	43,989	2,977
Total	1,738,044	83,848	2,444,467	607,274
Current	1,738,044	83,848	2,444,467	607,274

(1) Refers to deposits used as guarantee for derivatives transactions made with customers in the counter market.

11. Deferred Taxes

a) Nature and Origin of Recorded Deferred Tax Assets
					Bank
		12/31/2017	Recognition	Realization	09/30/2018
Allowance for Loan Losses		10,448,584	2,897,426	(1,396,142)	11,949,868
Reserve for Legal and Administrative Proceedings - Civil		1,023,947	305,550	(159,164)	1,170,333
Reserve for Tax Risks and Legal Obligations		1,361,741	64,913	13,493	1,440,147
Reserve for Legal and Administrative Proceedings - Labor		1,529,085	789,588	(464,607)	1,854,066
Adjustment to Fair Value of Trading Securities and Derivatives (1)		2,318,210	1,818,171	(2,404,973)	1,731,408
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)		315,265	307,320	-	622,585
Accrual for Pension Plan (2)		1,356,007	9,521	(493,969)	871,559
Profit Sharing, Bonuses and Personnel Gratuities		403,709	501,847	(561,684)	343,872
Other Temporary Provisions (3)		3,065,919	-	(5,427)	3,060,492
Total Tax Credits on Temporary Differences		21,822,467	6,694,336	(5,472,473)	23,044,330
Tax Losses and Negative Social Contribution Bases		548,697	1,601,549	-	2,150,246
Social Contribution Tax - Executive Act 2,158/2001		521,753	-	(98,023)	423,730
Balance of Recorded Deferred Tax Assets		22,892,917	8,295,885	(5,570,496)	25,618,306
Current		3,340,220			7,752,599
Long-term		19,552,697			17,865,707

					Bank
		12/31/2016	Recognition	Realization	09/30/2017
Allowance for Loan Losses		11,226,152	3,314,714	(3,227,081)	11,313,785
Reserve for Legal and Administrative Proceedings - Civil		783,276	162,202	(46,053)	899,425
Reserve for Tax Risks and Legal Obligations		1,380,786	176,213	(9,107)	1,547,892
Reserve for Legal and Administrative Proceedings - Labor		1,060,611	465,697	(145,538)	1,380,770
Adjustment to Fair Value of Trading Securities and Derivatives (1)		3,719,237	1,047,676	(2,441,733)	2,325,180
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)		545,119	90,795	-	635,914
Accrual for Pension Plan (2)		884,543	376,638	-	1,261,181
Profit Sharing, Bonuses and Personnel Gratuities		363,200	469,126	(529,088)	303,238
Other Temporary Provisions (3)		3,178,827	345,916	-	3,524,743
Total Tax Credits on Temporary Differences		23,141,751	6,448,977	(6,398,600)	23,192,128
Social Contribution Tax - Executive Act 2,158/2001		641,213	-	(119,460)	521,753
Balance of Recorded Deferred Tax Assets		23,782,964	6,448,977	(6,518,060)	23,713,881
Current		8,234,581			5,959,436
Long-term		15,548,383			17,754,445
					Consolidated
	12/31/2017	Change in the Scope of Consolidation (Note 15)	Recognition	Realization	09/30/2018
Allowance for Loan Losses	11,800,832	3	3,566,914	(1,975,200)	13,392,549
Reserve for Legal and Administrative Proceedings - Civil	1,140,653	-	386,543	(221,203)	1,305,993
Reserve for Tax Risks and Legal Obligations	2,306,576	6,118	115,851	(11,236)	2,417,309
Reserve for Legal and Administrative Proceedings - Labor	1,614,898	31,344	833,028	(492,989)	1,986,281
Adjustment to Fair Value of Trading Securities and Derivatives (1)	2,326,627	1,112	1,824,263	(2,410,963)	1,741,039
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	369,813	(1,112)	315,228	(31,404)	652,525
Accrual for Pension Plan (2)	1,364,252	8,194	9,521	(505,347)	876,620
Profit Sharing, Bonuses and Personnel Gratuities	434,604	13,304	538,647	(612,938)	373,617
Other Temporary Provisions (3)	3,292,385	5,302	96,773	(65,340)	3,329,120
Total Tax Credits on Temporary Differences	24,650,640	64,265	7,686,768	(6,326,620)	26,075,053
Tax Loss Carryforwards	973,104	42	1,613,379	(111,684)	2,474,841
Social Contribution Tax - Executive Act 2,158/2001	535,899	-	-	(112,169)	423,730
Balance of Recorded Tax Credits	26,159,643	64,307	9,300,147	(6,550,473)	28,973,624
Current	3,815,576				8,505,169
Long-term	22,344,067				20,468,455
					Consolidated
	12/31/2016	Change in the Scope of Consolidation (Note 15)	Recognition	Realization	09/30/2017
Allowance for Loan Losses	12,321,090	(181)	3,802,457	(3,518,235)	12,605,131
Reserve for Legal and Administrative Proceedings - Civil	868,273	-	211,710	(70,015)	1,009,968
Reserve for Tax Risks and Legal Obligations	2,266,355	(404)	263,358	(30,591)	2,498,718
Reserve for Legal and Administrative Proceedings - Labor	1,124,992	4,038	495,599	(161,008)	1,463,621
Adjustment to Fair Value of Trading Securities and Derivatives (1)	3,745,880	-	1,047,681	(2,455,605)	2,337,956
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	569,194	-	132,143	(1,331)	700,006
Accrual for Pension Plan (2)	886,535	-	377,850	-	1,264,385
Profit Sharing, Bonuses and Personnel Gratuities	386,483	(48)	497,405	(556,817)	327,023
Other Temporary Provisions (3)	3,434,482	(6,018)	403,201	(71,998)	3,759,667
Total Tax Credits on Temporary Differences	25,603,284	(2,613)	7,231,404	(6,865,600)	25,966,475
Tax Loss Carryforwards	508,045	-	51,840	(147,636)	412,249
Social Contribution Tax - Executive Act 2,158/2001	655,359	-	-	(119,460)	535,899
Balance of Recorded Tax Credits	26,766,688	(2,613)	7,283,244	(7,132,696)	26,914,623
Current	9,102,267				6,940,683
Long-term	17,664,421				19,973,940

(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.
(2) Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees as mentioned Note 3.n.
(3) Composed mainly by administrative provisions nature and escrow deposits.

On September 30, 2018, in the Consolidated has deferred tax assets not registered in assets in the amount of R$2,910 (12/31/2017 - R$171,228 in the Bank and R$172,108 in the Consolidated).

The accounting record of the deferred tax assets in the Santander Brasil financial statements was made at the rates applicable to the expected period of its realization and is based on the projection of future results and a technical study prepared pursuant to CMN Resolution 3,059/2002, with the amendments to the Resolution CMN 4,441/2015.

b) Expected Realization of Recorded Tax Credits

						Bank
						09/30/2018
	Temporary Differences			Tax Loss		Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Recorded
2018	604,907	365,912	15,822	1,988,989	-	2,975,630
2019	3,587,545	2,185,529	63,288	161,257	371,673	6,369,292
2020	3,367,676	2,019,421	63,288	-	52,057	5,502,442
2021	2,536,901	1,551,562	50,005	-	-	4,138,468
2022	2,266,222	1,377,378	10,155	-	-	3,653,755
2023 a 2025	1,414,967	861,811	30,466	-	-	2,307,244
2026 a 2027	375,128	240,931	19,088	-	-	635,147
2028	20,236	12,143	3,949	-	-	36,328
Total	14,173,582	8,614,687	256,061	2,150,246	423,730	25,618,306

						Consolidated
						09/30/2018
	Temporary Differences			Tax Loss		Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Recorded
2018	725,897	446,319	15,979	2,023,781	-	3,211,976
2019	3,979,994	2,417,117	63,917	224,890	371,673	7,057,591
2020	3,610,499	2,168,183	63,899	68,250	52,057	5,962,888
2021	2,900,174	1,763,775	50,563	31,480	-	4,745,992
2022	2,936,510	1,764,001	10,713	30,025	-	4,741,249
2023 a 2025	1,503,646	915,594	31,241	60,237	-	2,510,718
2026 a 2027	398,046	252,790	19,186	25,093	-	695,115
2028	20,712	12,314	3,984	11,085	-	48,095
Total	16,075,478	9,740,093	259,482	2,474,841	423,730	28,973,624

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The present value of the tax credits recorded is R$21,929,368 (12/31/2017 - R$18,489,387) in the Bank and R$24,677,757 (12/31/2017 - R$21,113,682) in the Consolidated, calculated according to with the expectation of realizing the temporary differences, tax loss carryforwards, negative social contribution tax, Social Contribution 18% - MP 2,158/2001 and the average funding rate, projected for the corresponding periods.

12. Other Receivables - Other

	Bank		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Notes and Credits Receivable (Note 8.a)
Credit Cards	21,865,922	20,412,186	22,017,869	20,609,595
Receivables (1)	18,294,360	18,938,486	21,709,706	21,903,044
Rural Product Note (CPR)	-	33,319	-	33,319
Escrow Deposits for:
Tax Claims	5,168,386	4,938,022	7,539,310	7,229,156
Labor Claims	1,885,080	1,711,652	1,993,731	1,788,976
Others	1,129,762	1,123,320	1,296,346	1,277,941
Contract Guarantees - Former Controlling Stockholders (Note 23.i)	616,373	625,924	696,640	707,131
Recoverable Taxes	4,063,325	3,217,676	5,118,451	4,046,543
Receivables - Buyer Services (2)	-	1,445,102	-	15,994
Reimbursable Payments	171,784	202,689	192,962	225,973
Salary Advances/Others	186,359	88,721	288,893	127,785
Employee Benefit Plan (Note 35)	181,206	169,940	227,542	198,188
Debtors for Purchase of Assets (Note 8.a)	372,528	322,378	372,528	322,378
Receivable from Affiliates	25,386	20,542	16,702	1,497
Others	1,142,430	1,277,469	1,924,738	2,934,724
Total	55,102,901	54,527,426	63,395,418	61,422,244
Current	43,113,105	36,821,967	47,391,430	40,171,446
Long-term	11,989,796	17,705,459	16,003,988	21,250,798
(1)  It consists of operations with credit assignment characteristics substantially composed of "Confirming" operations with companies subject to credit risk and analysis of loan losses by segment in accordance with the Bank risk policies.

(2)  At Banco Santander, includes the amount of R$23,020 (12/31/2017- R$1,431,004) receivable related to Acquisition of its subsidiary Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Getnet S.A.).

13. Non-Current Assets Held for Sale

On June 30, 2018, The Management of Banco Santander revalued your strategy on the investment in the company Real TJK Empreendimento Imobiliário S.A. (current name for Rojo Entretenimento S.A.),  a company that owns the Teatro Santander, and decided to transfer the company from non-current assets held to sale to associates and subsidiaries (Note 15). On December 31, 2017, the amount of this investment, recorded under non-current assets held for sale, was R$130,713 in the Bank and Consolidated.

14. Dependences Information and Foreign Subsidiary

Branches:

Cayman

The Grand Cayman Agency is licensed under the Banks and Fiduciary Companies Act, or "Bank and Trust Companies Act," and is duly registered as a Foreign Company with the Registrar of Companies in Grand Cayman, Cayman Islands. The agency is therefore duly authorized to carry out banking business in the Cayman Islands and is currently engaged in fund raising business in the international banking and capital market to provide credit lines to Banco Santander, which are then extended to Banco Santander clients' for financing working capital and foreign trade. It also receives deposits in foreign currency from corporate clients and individuals and provides credit to Brazilian and foreign clients, primarily to support commercial operations with Brazil.

Luxembourg

On June 9, 2017, Banco Santander obtained authorization from the Brazilian Central Bank to set up an agency in Luxembourg with a capital of US$1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows for the increase of funding capacity. The opening of the agency was authorized by the Minister of Finance of Luxembourg on March 5, 2018. On April 3, 2018, after the reduction of the capital of the Cayman Agency in the equivalent amount, the value of US$1 billion was allocated to capital of the Luxembourg branch.

Subsidiary:

Banco Santander has a subsidiary in Spain, Santander Brasil, Establecimiento Financiero de Credito, S.A. (Santander Brasil EFC), to complement the foreign trade strategy for corporate clients - large brazilian companies and their operations abroad - and offer products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include:

	Grand Cayman Branch (3)		Luxembourg Branch (3)	Santander Brasil EFC (3)
	09/30/2018	12/31/2017	09/30/2018	09/30/2018	12/31/2017
Assets	103,862,851	90,036,549	8,872,030	3,760,373	3,144,220
Current and Long-term Assets	103,862,851	90,036,549	8,871,658	3,760,373	3,144,220
Cash	5,768,758	3,590,430	74,537	298,465	67,989
Interbank Investments	12,415,787	14,922,470	3,196,967	1,675,620	1,111,404
Securities and Derivatives Financial Instruments	48,274,108	35,691,013	463,565	42,857	97,652
Lending Operations (1)	20,461,096	18,642,828	5,036,853	1,724,310	1,853,191
Foreign Exchange Portfolio	14,646,263	15,461,077	57,058	-	-
Others	2,296,839	1,728,731	42,678	19,121	13,984
Permanent Assets	-	-	372	-	-
Liabilities	103,862,851	90,036,549	8,872,030	3,760,373	3,144,220
Current and Long-term Liabilities	58,319,593	49,732,979	4,831,937	131,541	95,754
Deposits and Money Market Funding	12,312,860	10,272,902	1,557,390	69,158	51,421
Funds from Acceptance and Issuance of Securities	4,858,080	1,911,963	-	-	-
Borrowings (2)	22,599,833	19,975,625	3,200,202	-	-
Foreign Exchange Portfolio	14,520,400	15,450,218	56,683	-	-
Others	4,028,420	2,122,271	17,662	62,383	44,333
Deferred Income	182	21	-	14,901	14,878
Stockholders' Equity	45,543,076	40,303,549	4,040,093	3,613,931	3,033,588

	2018	2017	2018	2018	2017
Net Income from July 1 to September 30	716,197	760,329	21,760	20,684	2,698
Net Income from January 1 to September 30	1,917,322	1,984,361	33,646	60,966	21,274

(1) Refers mainly to export financing operations.
(2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.
(3) The functional currency is Real (Note 3.b).

15. Investments in Affiliates and Subsidiaries

					09/30/2018
		Quantity of Shares or Quotas Owned (in Thousands)		Direct	Consolidated
Investments	Activity	Common Shares and Quotas	Preferred Shares	Participation	Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	11,043,798	-	78.57%	99.99%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	95,349	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)	Bank	2,184	-	100.00%	100.00%
Banco RCI Brasil S.A.	Bank	81	81	39.89%	39.89%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	14,067,673	14,067,673	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros) (7)	Other Activities	4,687	-	100.00%	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Getnet S.A.)	Payment Institution	61,565	-	88.50%	88.50%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	12,728,211	-	100.00%	100.00%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (current name of Atual Companhia Securitizadora de Créditos Financeiros)(10)	Recovery of Defaulted Credits	265,419	-	100.00%	100.00%
Santander Holding Imobiliária S.A. (current name of Webcasas S.A.) (12) (14)	Holding	24,500	-	100.00%	100.00%
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.) (20) (21)	Tecnology	45,371	-	100.00%	100.00%
Rojo Entretenimento S.A. (22)	Other Activities	7,417	-	94.60%	94.60%
BEN Benefícios e Serviços S.A. (BEN) (24)	Other Activities	45,001	-	100.00%	100.00%
Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos S.A. (Super Pagamentos)	Payment Institution	90,724	-	-	100.00%
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (18)	Bank	261,359	-	-	60.00%
Banco PSA	Bank	105	-	-	50.00%
Banco Hyundai Capital Brasil S.A. (Company under corporate transformation and former denominated BHJV Assessoria e Consultoria Empresarial Ltda.) (23)	In Transformation	50,000	-	-	50.00%
Controlled by Santander Leasing
SI Distribuidora de Títulos e Valores Mobiliários S.A. (current name of Santander Finance Arrendamento Mercantil S.A.) (SI Distribuidora de TVM) (25)	Leasing	182	-	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence Previdência S.A.	Private Pension	12,591,172	-	-	100.00%

					09/30/2018
		Quantity of Shares or Quotas Owned (in Thousands)		Direct	Consolidated
Investments	Activity	Common Shares and Quotas	Preferred Shares	Participation	Participation
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (13)
Ipanema Empreendimentos e Participações (13)	Collection and Recover of Credit Management	140	-	-	70.00%
Controlled by Ipanema Empreendimentos e Participações (13)
Gestora de Investimentos Ipanema (13)	Resources Management	11	-	-	100.00%
Jointly Controlled Companies by Banco Santander
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (1)	Securitization	4	-	9.72%	9.72%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (1) (19)	Other Activities	3,859	2,953	11.11%	11.11%
Gestora de Inteligência de Crédito S.A. (Gestora de Crédito) (6) (11)	Credit Bureau	3,560	3,560	20.00%	20.00%
Campo Grande Empreendimentos Ltda. (27)	Other Activities	255	-	25.32%	25.32%
Jointly Controlled Companies by Santander Corretora de Seguros (7)
Webmotors S.A. (2)	Other Activities	366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan)	Other Activities	743,944	-	-	19.81%
PSA Corretora de Seguros e Serviços Ltda. (PSA Corretora de Seguros) (3) (17)	Insurance Broker	450	-	-	50.00%
Controlled by Getnet S.A
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	3,865	-	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)	Other Activities	76,276	-	-	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	6,050	-	-	100.00%
Controlled by Webmotors S.A.
Loop Gestão de Pátios S.A. (Loop) (26)	Other Activities	23,243	-	-	51.00%
Controlled by TecBan
Tbnet Comércio Locação e Administração Ltda. (Tbnet) (4)	Other Activities	427,215	-	-	100.00%
Controlled by Tebnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte) (5)	Other Activities	418,943	-	-	100.00%
Controlled by Olé Consignado (18)
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	6,950	-	-	100.00%
Olé Tecnologia Ltda.	Other Activities	450	-	-	100.00%
Affiliate of Banco Santander
Norchem Holdings e Negócios S.A. (Norchem Holdings)	Other Activities	1,679	-	21.75%	21.75%

	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted		Investments Value		Equity Accounting Results
	09/30/2018	07/01 to 09/30/2018	01/01 to 09/30/2018	09/30/2018	12/31/2017	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2017	01/01 to 09/30/2017
Controlled by Banco Santander
Santander Leasing	5,791,158	101,558	358,735	4,550,347	4,577,432	79,798	281,828	72,004	207,317
Santander Brasil Consórcio	276,052	36,293	101,736	276,052	234,316	36,293	101,736	29,044	72,795
Banco Bandepe	3,163,531	32,071	168,102	3,163,531	3,192,478	32,071	168,102	45,991	143,144
Banco RCI Brasil S.A.	1,230,730	47,094	145,972	490,939	430,930	18,786	58,229	23,218	54,612
Aymoré CFI	1,953,950	237,489	508,481	1,953,950	1,546,130	237,489	508,481	117,861	355,579
Santander CCVM	604,057	11,008	74,176	604,057	564,675	11,008	74,176	5,479	7,556
Santander Microcrédito Assessoria Financeira S.A (Santander Microcrédito) (8)	-	-	-	-	-	-	-	(335)	-
Santander Brasil Advisory Services S.A. (Santander Brasil Advisory) (9)	-	-	-	-	-	-	-	(1,941)	(2,319)
Santander Corretora de Seguros	2,483,187	85,026	291,417	2,483,187	2,192,359	85,026	291,417	9,659	34,508
Getnet S.A.	2,081,780	113,541	344,395	1,842,375	1,586,109	100,484	304,790	102,763	281,607
Sancap	482,614	56,550	114,262	482,614	394,454	56,550	114,262	72,178	103,790
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) (12) (15) (16)	-	-	-	-	-	-	-	42,339	122,747
Santander Brasil EFC	3,613,931	20,684	60,966	3,613,931	3,033,588	20,684	60,966	2,698	21,274
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	262,368	7,815	13,542	262,348	98,638	7,815	13,730	532	532
Santander Holding Imobiliária S.A.	23,074	(2,950)	(811)	23,074	23,885	(2,950)	(811)	-	-
Santander Brasil Tecnologia S.A.	143,618	275	(2,024)	143,618	-	275	(2,024)	-	-
Rojo Entretenimento S.A.	128,151	2,132	2,132	121,231	-	1,231	1,231	-	-
BEN	45,099	98	98	45,099	-	98	98	-	-
Controlled by Aymoré CFI
Super Pagamentos	35,598	(254)	(772)	-	-	-	-	-	-
Olé Consignado	1,126,831	82,056	232,383	-	-	-	-	-	-
Banco PSA	313,090	6,787	18,498	-	-	-	-	-	-
Banco Hyundai Capital Brasil S.A.	100,000	(483)	-	-	-	-	-	-	-
Controlled by Santander Leasing
SI Distribuidora de TVM	356,234	2,494	(33,018)	-	-	-	-	-	-
Controlled by Sancap
Santander Capitalização	161,472	59,013	100,972	-	-	-	-	-	-
Evidence S.A.	295,219	(2,708)	12,630	-	-	-	-	-	-

	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted		Investments Value		Equity Accounting Results
	09/30/2018	07/01 to 09/30/2018	01/01 to 09/30/2018	09/30/2018	12/31/2017	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2017	01/01 to 09/30/2017
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.
Ipanema Empreendimentos e Participações	2,768	797	1,994	-	-	-	-	-	-
Controlled by Ipanema Empreendimentos e Participações
Gestora de Investimentos Ipanema	841	392	1,339	-	-	-	-	-	-
Jointly Controlled Companies by Banco Santander
Cibrasec	75,019	826	1,923	7,292	7,438	80	187	212	854
Norchem Participações	51,750	523	1,780	25,875	25,550	262	890	404	1,378
EBP	32,991	246	(9,376)	3,665	4,707	27	(1,042)	(1)	(1,548)
Gestora de Crédito	308,662	(703)	(19,153)	61,732	29,512	(141)	(3,831)	(226)	(226)
Campo Grande Empreendimentos Ltda.	-	-	-	255	255	-	-	-	-
Others	-	-	-	-	-	-	-	99	316
Controlled by Getnet S.A.
Auttar HUT	16,080	580	1,081	-	-	-	-	-	-
Integry Tecnologia	74,110	2,651	1,258	-	-	-	-	-	-
Toque Fale	5,138	101	1,425	-	-	-	-	-	-
Controlled by Olé Consignado
BPV Promotora de Vendas e Cobrança Ltda.	14,679	196	1,906	-	-	-	-	-	-
Olé Tecnologia Ltda.	5,740	906	2,473	-	-	-	-	-	-

	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted		Investments Value		Equity Accounting Results
	09/30/2018	07/01 to 09/30/2018	01/01 to 09/30/2018	09/30/2018	12/31/2017	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2017	01/01 to 09/30/2017
Affiliate by Banco Santander
Norchem Holdings	95,580	554	2,026	20,789	20,860	121	441	309	1,015
Others	-	-	-	22,102	-	-	280	-	-
Goodwill on the Acquisition of 100% of Santander Brasil Tecnologia S.A. (Note 37.a)	-	-	-	15,562	-	-	-	-	-
Others	-	-	-	6,540	-	-	280	-	-
Total Bank	-	-	-	20,198,063	17,963,316	685,007	1,973,136	522,287	1,404,931
Jointly Controlled Companies by Banco Santander
Cibrasec	75,019	826	1,923	7,292	7,438	80	187	212	854
Norchem Participações	51,750	523	1,780	25,875	25,550	262	890	404	1,378
EBP	32,991	246	(9,376)	3,665	4,707	27	(1,042)	(1)	(1,548)
Gestora de Crédito	308,662	(703)	(19,153)	61,732	29,512	(141)	(3,831)	(226)	(226)
Campo Grande Empreendimentos Ltda.				255	255	-	-	-	-
Jointly Controlled Companies Directly or Indirectly by Santander Serviços
Webmotors S.A.	-	-	-	-	-	-	-	4,911	13,859
TecBan	-	-	-	-	-	-	-	4,381	10,340
Jointly Controlled Companies Directly or Indirectly by Santander Corretora de Seguros
Webmotors S.A.	156,897	11,519	31,372	109,828	28,159	8,066	21,960	-	-
TecBan	420,384	(18,009)	(26,797)	83,278	88,587	(3,556)	(5,308)	-	-
PSA Corretora de Seguros	2,103	57	620	1,053	1,491	29	310	236	563
Controlled by Webmotors
Loop	23,404	6,174	6,174	-	-	-	-	-	-
Controlled by TecBan
Tbnet	257,952	(26,963)	(54,866)	-	-	-	-	-	-
Controlled by Tebnet
Tbforte	250,378	(27,294)	(56,030)	-	-	-	-	-	-
Affiliate
Norchem Holdings	95,580	554	2,026	20,789	20,860	121	441	309	1,015
Others				142,617	143,494	-	280	-	-
Goodwill on the Acquisition of 100% of Santander Brasil Tecnologia S.A. (Note 37.a)				15,562	-	-	-	-	-
Net Value of the Amortization related to the Completion of the Study of the Purchase Price Allocation (PPA) on the Acquisition of Olé Consigned by Aymoré CFI				14,791	19,481	-	-	-	-
Goodwill on the Acquisition of the Shares representing the remaining 50% of the Capital of Super Pagamentos				70,373	78,825	-	-	-	-
Final Price Adjustment in the Banco PSA Acquisition.				12,037	13,014	-	-	-	-
Goodwill on the Acquisition of 70% of Ipanema Empreendimentos e Participações by Atual Companhia Securitizadora de Créditos e Meios Digitais S.A. (current name of Atual Companhia Securitizadora de Créditos Financeiros)				24,844	27,163	-	-	-	-
Others				5,010	5,011	-	280	-	-
Total Consolidated				456,384	350,053	4,888	13,887	10,226	26,235

(1)     The Bank has a participation of less than 20%, and there is no control block in the company, and business decisions are taken jointly by the stockholders.

(2)     Although participation exceeds 50%, in accordance with the stockholder' agreement, the control is shared by Santander Corretora de Seguros and Carsales.com.  Investments PTY LTD (Carsales).

(3)     In accordance with the stockholders' agreement, the control is shared by Santander Corretora de Seguros and PSA Services LTD.

(4)     In the stockholders meetings held from January to September 2018, they were approved capital increases in the amount of R$207,213, from R$386,401 to R$427,215, with the issue of 207,213 thousand new shares at nominal value of R$1.00 (one Real) each, whose increases were paid in the currency of the country on the same date as the approval of the partners.

(5)     In the stockholders meetings held from January to September 2018 they were approved capital increases in the amount of R$206,088, from R$375,576 to R$418,943, with the issue of 206,088 thousand new shares, at the nominal value of R$1.00 (one Real) each, whose increases were paid in the currency of the country on the same date as the approval of the partners.

(6)     Company incorporated in April 2017 and it is in the pre-operational phase. Pursuant to the stockholder's agreement, the control is shared among stockholders who hold 20% of its share capital each (Note 37.d).

(7)     The investment held by Santander Corretora de Seguros in BW Guirapá I S.A. was written off in December 2017 (Note 37.i).

(8)     On August 31, 2017, Santander Microcrédito was merged into Santander Corretora de Seguros (Note 37.i).

(9)     On September 29, 2017, Santander Brasil Advisory was merged into Santander Corretora de Seguros (Note 37.i).

(10)   At the Extraordinary General Meeting held on March 23, 2018, a capital increase of R$150,000 was approved, through the issuance of 145,419,292 (one hundred forty-five million, four hundred nineteen thousand and two hundred ninety-two) new common shares, nominative and without par value, the capital stock of R$120,000 increased to R$270,000. The shares issued in the capital increase were fully subscribed by the stockholder of Banco Santander. In addition, the Extraordinary General Meeting issued the denomination change of the company to Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (Note 37.i).

(11)   At the Extraordinary General Meeting held on October 5, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$285,205, so that the capital stock increased from R$65,823 to R$351,028, through the issuance of 29,013,700 (twenty-nine million, thirteen thousand and seven hundred) new shares, of 14,506,850 (fourteen million, five hundred and six thousand and eight hundred and fifty) commom shares, 5,802,740 (five million, eight hundred two thousand and seven hundred forty) preferred shares Class A, 5,802,740 (five million, eight hundred two thousand, seven hundred and forty) Class B preferred shares and 2,901,370 (two million, nine hundred and one thousand, three hundred and seventy) class C preferred shares and without par value, at the issue price of R$9.83 (nine reais and eighty-three cents) per share, corresponding to the equity value of the shares. The shares issued in the capital increase were fully subscribed on the same date by the stockholders in the proportion of 20% of their capital stock each.

(12)   Through the private purchase and sale of shares held on October 26, 2017, Santander Serviços sold its interest held in Webcasas S.A. to Banco Santander. The full sale occurred at book value (Note 37.i).

(13)   Investment acquired in October 16, 2017 (Note 37.c).

(14)   At the Extraordinary General Meeting held on November 1, 2017, the change of the corporate name of Webcasas S.A. was approved for Santander Holding Imobiliária S.A. and the change in its corporate purpose for the new activities to be performed.

(15)   On November 17, 2017, Banco Santander acquired from Santusa Holding, S.L. the share held by it in the share capital of Santander Serviços. The amount of R$298,978 relating to goodwill was recorded (Note 37.i).

(16)   On November 30, 2017, Santander Serviços was incorporated by Santander Corretora de Seguros (Note 37.i).

(17)   In 2017, as a contractual amendment, PSA Corretora de Seguros' stockholders decided to increase the company's capital stock by R$401, so that the capital stock increased from R$500 to R$901, through the issuance of 400,532 (four hundred thousand and five hundred and thirty-two) new shares representing their capital stock, each share having a par value of R$1.00 (one real). The new shares issued were subscribed and paid up on the date of said contractual amendment, in national currency, in the proportion of the share of each partner equivalent to 50% of its capital stock each, that is to say 200,266 (two hundred thousand, two hundred and sixty-six) shares.

(18)   All stockholders canceled the General Shareholders' Meeting of December 19, 2017, which approved the increase in the capital stock of Olé Consignado in the amount of R$120,000. On February 9, 2018, stockholders representing the entire share capital of Olé Consignado, meeting at the Extraordinary Shareholders' Meeting held on February 9, 2018, approved the increase in the capital of Olé Consignado in the amount of R$120,000, from the current R$400,000 to R$520,000, through the issuance of 57,089,392 (fifty-seven million, eighty-nine thousand, three hundred and ninety-two) common, nominative and non-par value shares fully subscribed and paid up by the stockholders on the date of the AGE in proportion to their respective stockholdings. The Extraordinary Shareholders' Meeting held on February 9, 2018, which approved the capital increase, was approved by the Central Bank in an order dated March 15, 2018.

(19)   According to its Bylaws, EBP was formed in order to carry out projects to contribute for the brazilian economic and social development for the period of 10 years. After the conclusion of the timetable set EPB closes its activities this year of 2018. The dissolution of its rights and liquidation were aproved in the EGM held on january 29, 2018.

(20)   Company acquired on February 28, 2018, on the same date, Produban Serviços de Informática S.A. was changed to Santander Brasil Tecnologia S.A. (Note 37.a).

(21)   At the Extraordinary Shareholders' Meeting held on March 19, 2018, the capital increase of Santander Brasil Tecnologia SA (currently known as Produban Serviços de Informática SA) was approved in the amount of R$4,000, through the capitalization of the reserve for equalization of dividends, without changing the number of shares, the capital stock being increased from R$91,048 to R$95,048, represented by forty-five million, three hundred and seventy-one thousand, two hundred and twenty-five (45,371,225) common shares, nominative and without par value.

(22)   Investment transferred from non-current assets held for sale (Note 13) in June, 2018.

(23)   Company incorporated in April 11, 2018. In accordance with the stockholders' agreement, the operational control is held by Aymoré CFI, subsidiary company of Banco Santander (Note 37.f).

(24)   Company incorporated in June 11, 2018 (Note 37.e&i).

(25)   At the EGM held in May 3, 2018, the Company approved its change into a securities distributing company, and the change of its corporate name to SI Distribuidora de Títulos e Valores Mobiliários S.A. The change process was approved by Bacen.

(26)   Investment acquired in September 25, 2018 (Note 37.g).

(27)    Participation resulting from the credit recovery from the Banco Comercial and Investimentos Sudameris S.A. incorporated in 2009 by Banco ABN AMRO Real S.A., which in the same year was incorporated into the Banco Santander (Brasil) S.A., one of the Company partner. The partners are conducting the procedures for extinction of the company, whose depends on the sale of a property. Once it has been sold, the liquidation of the company and each partner will receive its share of the equity.

16.          Fixed Assets

				Bank
			09/30/2018	12/31/2017
	Cost	Depreciation	Net	Net
Real Estate	2,482,391	(717,365)	1,765,026	1,821,488
Land	653,412	-	653,412	660,006
Buildings	1,828,979	(717,365)	1,111,614	1,161,482
Others Fixed Assets	11,998,325	(8,175,536)	3,822,789	3,983,138
Installations, Furniture and Equipment	3,508,285	(1,995,806)	1,512,479	1,543,269
Data Processing Equipment	3,273,483	(2,984,152)	289,331	492,672
Leasehold Improvements	3,863,584	(2,389,439)	1,474,145	1,558,870
Security and Communication Equipment	810,460	(546,800)	263,660	252,652
Others	542,513	(259,339)	283,174	135,675
Total	14,480,716	(8,892,901)	5,587,815	5,804,626

				Consolidated
			09/30/2018	12/31/2017
	Cost	Depreciation	Net	Net
Real Estate	2,682,801	(744,195)	1,938,606	1,906,499
Land	686,797	-	686,797	692,948
Buildings	1,996,004	(744,195)	1,251,809	1,213,551
Others Fixed Assets	13,275,318	(8,947,594)	4,327,724	4,489,185
Installations, Furniture and Equipment	3,630,224	(2,018,929)	1,611,295	1,629,286
Data Processing Equipment	3,508,829	(3,080,307)	428,522	615,022
Leasehold Improvements	3,930,111	(2,436,993)	1,493,118	1,580,190
Security and Communication Equipment	1,660,990	(1,149,882)	511,108	528,706
Others	545,164	(261,483)	283,681	135,981
Total	15,958,119	(9,691,789)	6,266,330	6,395,684

17.          Intangibles

Bank
			09/30/2018	12/31/2017
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies (1)	26,416,936	(26,122,671)	294,265	334,961
Other Intangible Assets	9,190,149	(6,121,140)	3,069,009	3,278,886
Acquisition and Development of Software (2)	6,071,160	(4,846,392)	1,224,768	1,543,573
Exclusivity Contracts for Provision of Banking Services	2,797,398	(1,003,059)	1,794,339	1,679,305
Others	321,591	(271,689)	49,902	56,008
Total	35,607,085	(32,243,811)	3,363,274	3,613,847

Consolidated
			09/30/2018	12/31/2017
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies (1)	27,755,994	(27,029,318)	726,676	930,121
Other Intangible Assets	9,794,048	(6,509,876)	3,284,172	3,474,854
Acquisition and Development of Software (2)	6,578,340	(5,160,676)	1,417,664	1,722,229
Exclusivity Contracts for Provision of Banking Services	2,797,398	(1,003,059)	1,794,339	1,679,305
Others	418,310	(346,141)	72,169	73,320
Total	37,550,042	(33,539,194)	4,010,848	4,404,975

(1)  Amortization of goodwill from Banco Real was completed in October 2017, with goodwill to amortized arising from the acquisition of other companies remaining.

(2)  In 2018, includes impairment losses (Note 32).

18.          Funding and Borrowings and Onlendings

a) Deposits

						Bank
					09/30/2018	12/31/2017
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	17,410,655	-	-	-	17,410,655	17,133,923
Savings Deposits	44,429,151	-	-	-	44,429,151	40,572,369
Interbank Deposits	-	1,668,257	5,381,002	499,169	7,548,428	27,713,333
Time Deposits (1)	89,453	53,525,928	70,026,769	62,960,707	186,602,857	144,548,438
Total	61,929,259	55,194,185	75,407,771	63,459,876	255,991,091	229,968,063
Current					192,531,215	166,797,454
Long-term					63,459,876	63,170,609

						Consolidated
					09/30/2018	12/31/2017
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	17,420,647	-	-	-	17,420,647	17,176,981
Savings Deposits	44,429,151	-	-	-	44,429,151	40,572,369
Interbank Deposits	166,374	1,395,871	2,020,145	528,940	4,111,330	3,292,122
Time Deposits (1)	104,515	53,367,164	69,647,068	61,507,014	184,625,761	142,480,670
Other Deposits	5,704	-	-	-	5,704	10,001
Total	62,126,391	54,763,035	71,667,213	62,035,954	250,592,593	203,532,143
Current					188,556,639	144,589,321
Long-term					62,035,954	58,942,822

(1)     Considering the maturities established in the respective applications, there is the possibility of immediate withdrawal, in advance of maturity.

b) Money Market Funding

					Bank
				09/30/2018	12/31/2017
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	86,966,114	117,371	205,802	87,289,287	103,917,046
Government Securities	72,600,680	39,377	-	72,640,057	70,014,156
Debt Securities in Issue	7,169,620	44,319	195,211	7,409,150	27,293,793
Others	7,195,814	33,675	10,591	7,240,080	6,609,097
Third Parties	16,002,607	-	-	16,002,607	6,259,682
Linked to Trading Portfolio Operations	-	791,997	25,394,643	26,186,640	32,530,714
Total	102,968,721	909,368	25,600,445	129,478,534	142,707,442
Current				103,878,089	110,346,900
Long-term				25,600,445	32,360,542

					Consolidated
				09/30/2018	12/31/2017
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	77,032,971	117,372	205,802	77,356,145	97,173,204
Government Securities	62,667,537	39,377	-	62,706,914	63,270,663
Debt Securities in Issue	7,169,620	44,320	195,211	7,409,151	27,293,444
Others	7,195,814	33,675	10,591	7,240,080	6,609,097
Third Parties	14,002,608	-	-	14,002,608	258,099
Linked to Trading Portfolio Operations	-	791,997	25,394,643	26,186,640	32,530,714
Total	91,035,579	909,369	25,600,445	117,545,393	129,962,017
Current				91,944,948	97,601,475
Long-term				25,600,445	32,360,542

c) Funds from Acceptance and Issuance of Securities

					Bank
				09/30/2018	12/31/2017
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	9,871,887	21,779,981	37,693,469	69,345,337	68,253,864
Real Estate Credit Notes - LCI (1)	7,064,057	9,965,400	9,372,592	26,402,049	27,713,875
Agribusiness Credit Notes - LCA (2)	2,436,787	8,695,812	2,288,011	13,420,610	8,854,053
Treasury Bills - LF (3)	371,043	3,118,769	26,032,866	29,522,678	31,685,936
Securities Issued Abroad	982,332	623,924	3,438,394	5,044,650	1,992,881
Eurobonds	982,332	623,924	3,438,394	5,044,650	1,992,881
Funding by Structured Operations Certificates	359,955	1,207,159	913,766	2,480,880	1,990,266
Total	11,214,174	23,611,064	42,045,629	76,870,867	72,237,011
Current				34,825,238	50,482,288
Long-term				42,045,629	21,754,723

					Consolidated
				09/30/2018	12/31/2017
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Exchange Acceptances	161,404	413,486	728,614	1,303,504	1,177,179
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes	10,405,490	22,699,439	40,286,545	73,391,474	71,496,151
Real Estate Credit Notes - LCI (1)	7,064,057	9,965,399	9,372,592	26,402,048	27,713,875
Agribusiness Credit Notes - LCA (2)	2,436,787	8,695,812	2,288,011	13,420,610	8,854,053
Treasury Bills - LF (3)	904,646	4,038,228	28,625,942	33,568,816	34,928,223
Securities Issued Abroad	982,331	623,925	3,438,394	5,044,650	1,992,881
Eurobonds	982,331	623,925	3,438,394	5,044,650	1,992,881
Funding by Structured Operations Certificates	359,955	1,207,159	913,766	2,480,880	1,990,266
Total	11,909,180	24,944,009	45,367,319	82,220,508	76,656,477
Current				36,853,189	52,115,435
Long-term				45,367,319	24,541,042

(1) LCI are fixed income securities linked with mortgages and guaranteed by mortgage-backed securities or liens on property. On September 30, 2018 and December 31, 2017, they have maturities between 2018 and 2026.

(2) LCA are fixed income securities which resources are allocated to the promotion of agribusiness, indexed between 80.0% and 96.0% of CDI. On September 30, 2018, its maturities dates are between 2018 and 2023 (12/31/2017 - with maturity between 2018 and 2019).

(3) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On September 30, 2018 and December 31, 2017, its maturities dates are between 2018 and 2025.

						Bank/Consolidated
					09/30/2018	12/31/2017
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
Eurobonds	2017	2018	USD	Zero Coupon to 2.3%	550,300	-
Eurobonds	2017	2019	USD	LIBOR 3M + 1.00%	199,532	-
Eurobonds	2017	2024	USD	6.9% to 10.0%	649,065	-
Eurobonds	2018	2018	USD	Zero Coupon to 2.9%	265,630	1,195,668
Eurobonds	2018	2019	USD	Zero Coupon to 3.5%	347,609	165,677
Eurobonds	2018	2019	USD	LIBOR 3M + 0.95%	20,029	541,487
Eurobonds	2018	2019	USD	LIBOR 1M + 1.50%	204,511	-
Eurobonds	2018	2024	USD	6.9%	1,230,642	-
Eurobonds	2018	2025	USD	5.9%	1,385,386	-
Others					191,946	90,049
Total					5,044,650	1,992,881

d) Money Market Funding Expenses

				Bank
	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2017	01/01 to 09/30/2017

Time Deposits (1) (2)	3,093,604	9,964,726	1,920,404	6,823,241
Savings Deposits	502,766	1,485,120	584,189	1,814,894
Interbank Deposits	155,464	546,551	869,877	4,119,778
Money Market Funding (3)	2,644,236	9,725,421	4,542,598	14,046,517
Acceptance and Issuance of Securities	720,544	1,295,027	2,029,643	6,080,237
Others	128,745	412,920	130,798	371,085
Total	7,245,359	23,429,765	10,077,509	33,255,752

				Consolidated
	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2017	01/01 to 09/30/2017

Time Deposits (1) (2)	3,094,180	9,965,190	1,907,034	6,772,842
Savings Deposits	502,766	1,485,120	584,189	1,814,894
Interbank Deposits	64,317	176,001	73,659	223,867
Money Market Funding (3)	2,422,528	8,895,434	4,254,377	13,126,120
Upgrade and Provisions Interest and Pension Plans and Capitalization	30,189	83,225	27,459	86,241
Acceptance and Issuance of Securities	799,319	1,521,255	2,133,162	6,412,320
Others	129,328	414,631	131,510	373,009
Total	7,042,627	22,540,856	9,111,390	28,809,293

(1) In the Bank and Consolidated, includes the record of interest in the amount of R$128,268 (2017 - R$122,341) in the third quarter and the amount of R$380,644 (2017 - R$376,452) on the accumulated, related to the issuance of the Debt Instrument Eligible to Tier I and II Capital (Note 21).

(2) In the third quarter of 2018, includes exchange variation expenses in the amount of R$618,286 (2017 - income in the amount of R$593,151) in the Bank and Consolidated. In the accumulated period of September 30, 2018, includes exchange variation income in the amount of R$3,170,753 (2017 – income in the amount of R$203,003).

(3) In the third quarter of 2018, includes exchange variation income in the amount of R$453,943 (2017 - expenses in the amount of R$317,310) in the Bank and Consolidated. In the accumulated period of September 30, 2018, includes exchange variation income in the amount of R$2,152,401 (2017 – income in the amount of R$558,644).

e) Borrowings and Onlendings

						Bank
					09/30/2018	12/31/2017
	Up to 3		From 3 to	Over 12
	Months		12 Months	Months	Total	Total
Domestic Borrowings	-		-	-	-	476,876
Foreign Borrowings	31,175,498		18,301,879	2,786,752	52,264,129	33,966,083
Import and Export Financing Lines	16,224,695		14,995,135	350,922	31,570,752	24,429,157
Other Credit Lines (1)	14,950,803		3,306,744	2,435,830	20,693,377	9,536,926
Domestic Onlendings	1,423,435		2,995,455	9,112,400	13,531,290	16,635,697
Total	32,598,933		21,297,334	11,899,152	65,795,419	51,078,656
Current					53,896,267	39,285,419
Long-term					11,899,152	11,793,237

						Consolidated
					09/30/2018	12/31/2017
	Up to 3		From 3 to	Over 12
	Months		12 Months	Months	Total	Total
Domestic Borrowings	13,085		32,328	62,343	107,756	615,345
Foreign Borrowings	29,500,850		18,301,879	2,786,752	50,589,481	32,855,267
Import and Export Financing Lines	16,224,695	-	14,995,135	350,922	31,570,752	24,429,157
Other Credit Lines (1)	13,276,155		3,306,744	2,435,830	19,018,729	8,426,110
Domestic Onlendings	1,423,435		2,995,455	9,112,400	13,531,290	16,635,697
Total	30,937,370		21,329,662	11,961,495	64,228,527	50,106,309
Current					52,267,032	38,251,690
Long-term					11,961,495	11,854,619

In the Bank and Consolidated, the export and import financing lines are funded by foreign banks, for foreign exchange transactions purposes, related to export bills discounting and export and import pre-financing, with maturity until 2022 (12/31/2017 - through 2022) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.37% p.a. to 9.5% p.a. (12/31/2017 - 0.5% p.a. to 9.5% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the BNDES, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

19.          Tax and Social Security

	Bank		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Deferred Tax Liabilities	1,863,866	2,319,695	2,363,244	2,787,143
Provision for Taxes and Contributions on Income	-	-	559,510	140,439
Taxes Payable	919,070	1,084,637	1,126,817	1,942,718
Total	2,782,936	3,404,332	4,049,571	4,870,300
Current	1,139,612	1,555,596	2,122,087	2,585,381
Long-term	1,643,324	1,848,736	1,927,484	2,284,919

a) Nature and Origin of Deferred Tax Liabilities

					Bank
		12/31/2017	Recognition	Realization	09/30/2018
Adjustment to Fair Value of Trading Securities and Derivatives (1)		898,976	-	-	898,976
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		1,345,678	-	(459,400)	886,278
Excess Depreciation of Leased Assets		6,490	-	(934)	5,556
Others		68,551	4,505	-	73,056
Total		2,319,695	4,505	(460,334)	1,863,866

					Bank
		12/31/2016	Recognition	Realization	09/30/2017
Adjustment to Fair Value of Trading Securities and Derivatives (1)		965,750	-	(35,474)	930,276
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		836,197	1,081,819	-	1,918,016
Excess Depreciation of Leased Assets		6,777	-	(213)	6,564
Others		575	56,582	-	57,157
Total		1,809,299	1,138,401	(35,687)	2,912,013

		Change in the Scope of Consolidation (Note 15)			Consolidated
	12/31/2017		Recognition	Realization	09/30/2018
Adjustment to Fair Value of Trading Securities and Derivatives (1)	930,483	-	12,906	(799)	942,590
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	1,426,892	-	10,249	(485,976)	951,165
Excess Depreciation of Leased Assets	330,592	-	-	(10,586)	320,006
Others	99,176	4,572	49,159	(3,424)	149,483
Total	2,787,143	4,572	72,314	(500,785)	2,363,244
		Change in the Scope of Consolidation (Note 15)			Consolidated
	12/31/2016		Recognition	Realization	09/30/2017
Adjustment to Fair Value of Trading Securities and Derivatives (1)	969,321	-	42,640	(35,908)	976,053
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	892,971	-	1,177,613	(992)	2,069,592
Excess Depreciation of Leased Assets	385,127	-	-	(39,133)	345,994
Others	18,172	(824)	82,248	(88)	99,508
Total	2,265,591	(824)	1,302,501	(76,121)	3,491,147
(1) Includes IRPJ, CSLL, PIS and Cofins.

b) Expected Realization of Deferred Tax Liabilities

				Bank
				09/30/2018
	Temporary Differences
Year	IRPJ	CSLL	PIS/Cofins	Total
2018	30,920	18,274	5,941	55,135
2019	123,680	73,097	23,765	220,542
2020	129,395	76,514	23,765	229,674
2021	122,929	72,911	22,595	218,435
2022	103,529	62,104	19,080	184,713
2023 a 2025	310,585	186,313	57,242	554,140
2026 a 2027	193,146	115,862	35,448	344,456
2028	31,626	18,976	6,169	56,771
Total	1,045,810	624,051	194,005	1,863,866

				Consolidated
				09/30/2018
	Temporary Differences
Year	IRPJ	CSLL	PIS/Cofins	Total
2018	94,276	21,012	6,198	121,486
2019	205,664	83,817	24,793	314,274
2020	190,932	87,227	24,793	302,952
2021	182,225	82,341	23,621	288,187
2022	156,205	67,741	20,107	244,053
2023 a 2025	411,704	197,194	59,812	668,710
2026 a 2027	203,168	121,492	36,963	361,623
2028	34,688	20,669	6,602	61,959
Total	1,478,862	681,493	202,889	2,363,244

20. Subordinated Debts

Consist of securities issued according to Bacen rules, which are used as Tier II of the Capital Regulatory for calculating operating limits, according to the proportion defined by CMN Resolution  4,192 of March 1, 2013, and the amendments introduced by Resolution 4,278 of October 31, 2013.

Bank/Consolidated
					09/30/2018	12/31/2017
Subordinated Deposit Certificates	Issuance	Maturity (1)	Amount (Million)	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	May-08	May-15 to May-18	R$283	CDI (2)	-	109,572
Subordinated Deposit Certificates	May-08 to June-08	May-15 to June-18	R$268	IPCA (3)	-	409,658
Total					-	519,230
Current					-	519,230

(1)   Subordinated time deposits issued with the payment of interest rate and principal at the end of the term.

(2)   Between December 2017 and May 2018, indexed issuance between 100% and 112% of CDI.

(3)   Between December 2017 and June 2018, indexed to the IPCA plus interest of 8.3% p.a. to 8.4% p.a.

21.          Debt Instruments Eligible to Compose Capital

Details of the balance of Debt Instruments Eligible to Compose Capital referred to the issuance of equity instruments for the composition of Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan, are as follows:

Bank/Consolidated
					09/30/2018	12/31/2017
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (3)	Total	Total
Tier I (1)	January - 14	No Maturity (Perpetual)	R$3.000	7.375%	5,069,162	4,189,108
Tier II (2)	January - 14	January - 24	R$3.000	6.000%	5,055,469	4,250,447
Total					10,124,631	8,439,555
Current					67,990	114,104
Long-term					10,056,641	8,325,451

(1)   Interest rate paid quarterly from April 29, 2014.

(2)   Interest rate paid semiannually from July 29, 2014.

(3)   The effective interest rate, considering the Taxes (IR) made by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

These instruments were acquired mainly by Banco Santander España (Note 26.e).

22.          Other Payables – Other

		Bank		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Provision Technical for Capitalization Operations	-	-	1,848,524	1,864,315
Provision Technical for Pension Operations	-	-	1,624,182	1,587,600
Payables for Credit Cards	21,302,427	20,037,937	32,847,491	30,552,706
Provision for Tax Risks and Legal Obligations (Note 23.b)	4,373,283	4,279,109	7,150,818	6,999,881
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 23.b)	6,198,221	5,481,162	6,850,031	5,994,219
Provision for Financial Guarantees (Note 22.a)	196,016	312,373	196,016	312,373
Employee Benefit Plans (Note 35) (1)	2,706,650	3,899,753	2,722,887	3,923,458
Payables for Acquisition of Assets and Rights	22,384	20,974	22,384	20,974
Reserve for Tax Contingencies - Responsibility of Former Controllers (Note 23.i)	605,697	616,934	685,964	698,141
Reserve for Legal and Administrative Proceedings - Responsibility of Former Controllers Stockholders (Note 23.i)	10,676	8,990	10,676	8,990
Accrued Liabilities
Personnel Expenses	1,920,837	1,650,756	2,122,072	1,781,180
Administrative Expenses	278,724	308,372	403,440	487,992
Others Payments	47,334	58,396	140,729	143,100
Creditors for Unreleased Funds	1,067,697	956,444	1,067,697	956,444
Provision of Payment Services	461,189	522,365	461,189	522,365
Suppliers	513,201	379,137	1,398,832	1,126,375
Others	4,148,036	2,643,811	5,658,058	4,425,537
Total	43,852,372	41,176,513	65,210,990	61,405,650
Current	28,717,293	26,649,063	43,168,287	40,841,041
Long-term	15,135,079	14,527,450	22,042,703	20,564,609

(1)   As of September 30, 2018, it includes the effects described in Note 35.

a) Provision for Financial Guarantees

The classification of the guarantees operations for the constitution of provision is based on the estimate of the involved risk. It happens due to the quality evaluation process applied to the clients and operations, using statistical model based on quantitative and qualitative information or on specialized credit analyst, which allow them to be classified according their default probabilities, based on internal and market´s objective variables (bureaus), previously identified as predictive of default probability. After this evaluation, the operations are classified according to the provisioning ratings, having as reference the Resolution CMN 2,682/1999. Based on the results of this analysis, amounts related to operations’ coverage are registered as provision considering the type of the guarantee, according to the requirements of Resolution CMN 4,512/2016.

Bank/Consolidated
		09/30/2018		12/31/2017
Type of Financial Guarantee	Balance Guarantees Provided	Provision	Balance Guarantees Provided	Provision
Linked to International Merchandise Trade	862,432	4,523	339,354	13,080
Linked to Bids, Auctions, Provision of Services or Execution of Works	3,566,076	12,200	3,038,745	17,053
Linked to the Supply of Goods	1,455,932	3,266	1,664,361	4,475
Linked to the Distribution of Securities by Public Offer	390,000	-	565,000	-
Guarantee in Legal and Administrative Proceedings of Fiscal Nature	13,390,469	119,349	11,548,131	118,949
Other Guarantees	59,744	597	844	4
Other Bank Guarantees	15,257,009	56,081	15,918,965	142,886
Other Financial Guarantees	2,687,128	-	2,184,684	15,926
Total	37,668,790	196,016	35,260,084	312,373

Changes in Allowances for Financial Guarantees

Bank/Consolidated
	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2017	01/01 to 09/30/2017
Balance at Beginning (1)	206,783	312,373	277,289	325,957
Constitution (Note 31)	132,411	140,651	42,780	133,956
Reversal (2) (Note 31)	(143,178)	(257,008)	(40,522)	(180,366)
Balance at End	196,016	196,016	279,547	279,547

(1) The amount of Initial Adoption - Resolution CMN 4,512 in the amount of R$325,957 net of tax effect corresponds to R$179,278.

(2) Corresponds to the honored bond, change in rating and provision recorded in the allowance for doubtful accounts.

23.          Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on September 30, 2018 and 2017, no contingent assets were registered (Note 3.q).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

		Bank		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Reserve for Tax Contingencies and Legal Obligations (Note 22)	4,373,283	4,279,109	7,150,818	6,999,881
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 22)	6,198,221	5,481,162	6,850,031	5,994,219
Labor	3,656,959	3,240,115	3,984,583	3,457,092
Civil	2,541,262	2,241,047	2,865,448	2,537,127
Total	10,571,504	9,760,271	14,000,849	12,994,100

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

Bank
			01/01 to 09/30/2018			01/01 to 09/30/2017
	Tax (3)	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	4,279,109	3,240,115	2,241,047	4,522,224	2,988,869	1,664,642
Recognition Net of Reversal (1)	(9,003)	697,986	502,388	(36,194)	801,921	539,595
Inflation Adjustment	114,920	465,212	185,309	199,370	444,160	138,143
Write-offs Due to Payment	(11,743)	(746,354)	(387,482)	(9,226)	(795,885)	(360,716)
Others	-	-	-	13,306	42,066	(11,017)
Balance at End	4,373,283	3,656,959	2,541,262	4,689,480	3,481,131	1,970,647
Escrow Deposits - Other Receivables	1,153,844	1,012,855	515,531	1,313,130	857,814	457,258
Escrow Deposits - Securities	18,267	16,311	12,341	20,455	15,550	1,131
Total Escrow Deposits (2)	1,172,111	1,029,166	527,872	1,333,585	873,364	458,389

Consolidated
			01/01 to 09/30/2018			01/01 to 09/30/2017
	Tax (3)	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	6,999,881	3,457,092	2,537,127	7,080,310	3,146,383	1,867,621
Recognition Net of Reversal (1)	(28,282)	737,273	605,242	(17,069)	851,393	684,493
Inflation Adjustment	193,715	497,807	211,790	327,729	464,627	158,662
Write-offs Due to Payment	(32,354)	(800,069)	(489,039)	(12,993)	(821,267)	(457,880)
Change in the Scope of Consolidation/Acquisitions/ Merger/Reclassification of Societary Equity (Note 15)	17,858	92,480	328	(12,638)	(525)	-
Others	-	-	-	13,306	42,287	(12,574)
Balance at End	7,150,818	3,984,583	2,865,448	7,378,645	3,682,898	2,240,322
Escrow Deposits - Other Receivables	3,681,383	5,010,636	886,480	2,687,885	899,236	474,405
Escrow Deposits - Securities	19,285	16,311	12,341	20,483	15,550	1,156
Total Escrow Deposits (2)	3,700,668	5,026,947	898,821	2,708,368	914,786	475,561

(1) Tax risks include the constitutions of tax provisions related to lawsuits and administrative proceedings and legal obligations, recorded in the headings tax expenses, other operating income and other operating expenses IR and CSLL.

(2) Refers to the values of escrow deposits, limited to the amount of the provision for contingency and don't include the escrow deposit, for possible contingencies and/or remote and appeal deposits.

(3) On September 30, 2018, it includes the effects of the access on the Sponsored Payments and Installments Programs from the cities of São Paulo and Rio de Janeiro and lawsuits related to IRPJ, CSLL and Social Securities Contributions related to the period from 1999 to 2005 (Note 23.3).

d) Provisions for Contingent Civil, Labor, Tax and Social Security

Banco Santander and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor, social security and civil arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity, lawsuits historic and company´s assessment of lawsuit losses based on the opinions of internal and external legal advisors. The Santander has the policy to constitute provision of full amount of lawsuits who’s the result of loss assessment is probable. The legal obligation of tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows.

e) Lawsuits and Administrative Proceedings related to Tax and Social Security

In October 2017, the Bank also joined the Incentive Payment and Installment Programs of the municipalities of São Paulo and Rio de Janeiro. Adhesions to the programs included payment of administrative and legal proceedings related to the ISS, related to the periods 2005 to 2016, in the total of R$292,353 in the Bank and R$292,562 in the Consolidated. As a consequence, provisions were reversed in the amount of R$435,074 in the Bank and R$435,454 in the Consolidated. In the Statement of Income of 2017, a reversal of provisions was recorded, net of tax effects, in the total of R$96,029 in the Bank and R$96,129 in the Consolidated.

In August, 2017, The Bank and its affiliates joined a federal amnesty program established by MP (Law) 783/2017 and reissues.

Adherence to the program included administrative proceedings related to IRPJ, CSLL and Social Security Contributions referring to the base periods from 1999 to 2005, in the total of R$534,001, after the benefits of the installment program, of which R$191,897 was paid in August 2017 and R$299,820 in January 2018. With the conversion of the provisional measure into law, and its amendments, the amount became R$491,717.

The main lawsuits and administrative proceedings related to legal obligations, tax and social security are described as follow:

PIS and Cofins - R$1,825,599 Bank and R$3,614,754 Consolidated (12/31/2017 - R$1,775,326 Bank and R$3,514,651 Consolidated): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718/1998, which modified the calculation basis for PIS and Cofins to cover all revenues of legal entities and not only those arising from the provision of services and sale of goods. Regarding the Banco Santander Process, on April 23, 2015, a STF decision was issued admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. Pursuant to the STF, Banco Santander's PIS and the PIS and Cofins of other subsidiaries are pending final judgment.

Increase in CSLL Tax Rate - R$375,857 Bank and R$1,037,857 Consolidated (12/31/2017 - R$366,002 Bank and R$1,009,281 Consolidated): the Bank Santander and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, subsequently converted into Law 11,727/2008, as from April 2008. Judicial proceedings are pending of judgment.

Banco Santander and its subsidiaries are parties in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss are classified as probable, based on the opinion of legal counsel.

The main topics discussed in these lawsuits are:

Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$726,267 (12/31/2017 - R$714,604) Bank and Consolidated: in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015 , Bank and DTVM had obtained a non favorable decision at CARF. On July 3, 2015 Bank and Produban Serviços de Informática S.A. filed lawsuit aiming to cancel both tax charges on the period ended on September 30, 2018 amounting R$1,455.2 million. Based on the evaluation of legal advisors, were consisted provision to the probable loss.

Social Security Contribution (INSS) - R$271,042 Bank and R$271,050 Consolidated (12/31/2017 - R$265,009 Bank and R$265,022 Consolidated): Banco Santander and its subsidiaries  are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

Tax on Services (ISS) - Financial Institutions - R$219,718 in the Bank and R$235,671 in the Consolidated (12/31/2017 - R$223,139 in the Bank and R$237,960 in the Consolidated): Banco Santander and its subsidiaries discuss administrative and legal requirements , by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services (Note 23.h – Possible Risk Loss).

f) Lawsuits and Administrative Proceedings of Labor

These are lawsuits filed by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the payments and successes historic. Claims that do not fit the previous criteria have their provisions constituted according to individual assessment performed, and provisions being constituted based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

g) Lawsuits and Administrative Proceedings of Civil

These contingencies are generally caused by: (1) Lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) lawsuits deriving of financing agreements, (3) lawsuits of execution; and (4) lawsuits of indemnity by loss and damage. For civil lawsuits considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are provisioned according to individual assessment performed, and provisions are based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main processes with the classification of risk of loss as probable are described below:

Lawsuits for Indemnity - seeking indemnity for material and emotional damage, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criteria are provisioned according to the individual assessment made, being the provisions recognized based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

Economic Plans - they referred to lawsuits filed by savings accountholders, related to supposed inflation purge arising from the Economic Plans (Bresser, Verão, Collor I and II), based on the understanding that such plans violated acquired rights relating to the application of inflation indexes on Saving Accounts, Lawsuits Deposits and Time Deposits (CDB). Provisions arising from such lawsuits are recorded based on the individual evaluation of loss made by external legal consultants.

The Banco Santander is also party in public class lawsuits on the same matter filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. The provision is made for the lawsuits with the classification of risk as probable, based on the individual execution orders. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in courts or in phase of definitive execution. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to the savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

However, the Supreme Court´s jurisprudence has not come to a conclusion regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge is five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority lawsuits, as they were filed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to become party on the public civil litigations, is also five years, counted from the final unappealable sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the legal basis.

At the end of 2017, the General Union Law (AGU), Bacen, Institute of Consumer Protection (Idec), the Brazilian Front of the Money savers (Febrapo), the Brazilian Banks Federation (Febraban) have signed an agreement with the purpose to close all lawsuits related to Economic Plans.

The discussions focused on the definition of the amount that would be paid to each person according to the outstanding balance in the saving account. The total amount of the payments will depend on the number of the additional clients, and also on the number of money savers that approved in the courts the existance of their account and balance in the birthday date of the indexes changes. The term of agreement negotiated between the parties was submitted to the STF which approved the terms of the agreement.

The Management considers that the accrued provisions are due to charge interest in accordance with the plans, including considering the agreement approved by the STF.

h) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified with Loss Risk as Possible

Refer to lawsuits and administrative proceedings involving tax, labor and civil matters classified by legal counsels with loss risk as possible, which they were not recorded.

The tax lawsuits classification with loss risk as possible totaled R$21,313 million, being the main lawsuits as follow:

INSS on Profits or Results (PLR) - Bank and the subsidiaries have several lawsuits and administrative proceedings arising from questioning tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of September 30, 2018, the amounts related to these proceedings totaled approximately R$4.646 million.

Tax on Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services. On September 30, 2018, the amounts related to these proceedings totaled approximately R$3,561 million.

Unapproved Compensation - The Bank and its affiliates discuss administrative and legal proceedings with the Federal Revenue Office to grant tax relief with credits arising from overpayments. On September 30, 2018, the amounts related to these proceedings totaled approximately R$2,468 million.

Goodwill Amortization of Banco Real - the Federal Tax Office of Brazil issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The  infraction notice was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. On November 10, 2016, the appeal was filed, prompting the Bank to lodge an appeal with CARF, which is awaiting judgment. On September 30, 2018, the balance was approximately R$1,366 million.

Use of CSLL Tax and Negative Tax Loss - Tax assessments issued by the Federal Revenue Service in 2009 for alleged undue compensation of tax loss carryforwards and negative basis of CSLL, as a consequence of tax assessments drawn up in previous periods. Judgment is pending at the administrative level. As of September 30, 2018, the amount was R$1,013 million.

Goodwill Amortization of Banco Sudameris - the Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012.  Banco Santander timely presented its appeals, which are pending. On September 30, 2018, the amounts related to these proceedings totaled approximately R$609 million.

Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services claiming the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of September 30, 2018, the amount related to this claim is approximately R$448 million.

IRPJ and CSLL - Capital Gain - the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil  Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Tax Office of Brazil claims that capital gain in sales of shares from Real Seguros S.A and Real Vida Previdência  S.A. by AAB Dois Par should be taxed by the rate of 34% instead 15%. The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly. The administrative lawsuit is awaiting trial. The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S.A. stockholder.  As of September 30, 2018, the amount related to this lawsuit is approximately R$298 million.

The labor claims with classification of loss risk as possible totaled R$65 million, excluding the lawsuits below:

Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed by Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extracommon appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander filed a Regimental Appeal which holds STF´s decision. The Regimental Appeal is an internal appeal filed in the STF, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the Supreme Court upheld the appeal by the Bank and denied the Afabesp. The subjects of the extracommon appeal of the Bank will move forward to the Supreme Court for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

Readjustment of Banesprev retirement complements by the IGPDI - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Banco do Estado de São Paulo S.A. - Banespa, requesting the readjustment of the retirement supplementation by the IGPDI for Banespa retirees who have been admitted until May 22, 1975. The judgment granted the correction but only in the periods in which no other form of adjustment could be applied. The Bank and Banesprev have appealed this decision and although the appeals have not yet been judged, the Bank's success rate in this matter in the High Courts is around 90%. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other lawsuits or have already had some type of adjustment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

The liabilities related to civil lawsuits with classification of loss risk as possible totaled R$1,361 million, being the main lawsuits as follow:

Indemnity Lawsuit Arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça).

Indemnity Lawsuit Related to Custody Services - provided by Banco Santander at an early stage which was not handed down yet.

Lawsuit Arising from a Contractual Dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to tax, labor and civil lawsuits, in the amounts of R$605,697, R$3,979 and R$6,697 (12/31/2017- R$616,934, R$2,607 and R$6,383) in the Bank and R$685,964, R$3,979 e R$6,697 (12/31/2017- R$698,141, R$2,607 and R$6,383) in the Consolidated, respectively, recorded in other financial liabilities (Note 22) which the responsible people were the  former controlling stockholders of the Bank and acquired companies. Based on the agreement signed, these lawsuits have guaranteed reimbursement from part of the former controllers, whose respective duties were recorded in other receivables - others (Note 12).

24.          Stockholders’ Equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine  billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require stockholders' approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

Thousands of Shares
			09/30/2018			12/31/2017
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	75,745	101,388	177,133	66,207	91,779	157,986
Foreign Residents	3,742,950	3,578,448	7,321,398	3,752,488	3,588,057	7,340,545
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(11,060)	(11,060)	(22,120)	(5,845)	(5,845)	(11,690)
Total Outstanding	3,807,635	3,668,776	7,476,411	3,812,850	3,673,991	7,486,841

b) Dividends and Interest on Capital

According to the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been calculated and paid in accordance with Brazilian Corporate Law.

Prior to the Annual Stockholders Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on: (i) balance sheets or earning reserves showed in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, since the total of dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

The highlight of interest on capital in the period ended in September 30, 2018 and December 31, 2017, are described below:

				09/30/2018
	In Thousands		Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Common	Preferred	Units
Interest on Capital (1) (4)	600,000	76.3304	83.9634	160.2938
Interim Dividends (2) (4)	600,000	76.4956	84.1451	160.6407
Interest on Capital (3) (4)	600,000	76.4985	84.1484	160.6469
Total	1,800,000

(1)   Approved by the Board of Directors on March 27, 2018, common shares - R$64.8808, preferred - R$71.3689 and Units - R$136.2497 net of taxes and payable on April 26, 2018, without no remuneration for monetary restatement.

(2)   Approved by the Board of Directors on June 26, 2018 and paid as from July 27, 2018, without no remuneration for monetary restatement.

(3)   Approved by the Board of Directors on September 28, 2018, common shares – R$65.0237, preferred – R$71.5261 and Units – R$136.5498 net of taxes and payable on October 26, 2018, without no remuneration for monetary restatement.

(4)   The amount of interest on capital and interim dividends will be fully charged to the mandatory minimum dividends to be distributed by the Bank for the year 2018.

				12/31/2017
	In Thousands		Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Common	Preferred	Units
Interest on Capital (1) (6)	500,000	63.3780	69.7158	133.0938
Interest on Capital (2) (6)	500,000	63.5280	69.8808	133.4088
Interest on Capital (3) (6)	500,000	63.5917	69.9509	133.5427
Interim Dividends (4) (6)	2,500,000	318.2994	350.1293	668.4287
Interest on Capital (5) (6)	2,300,000	292.8354	322.1190	614.9544
Total	6,300,000
(1)   Established by the Board of Directors in April 2017, Common Shares - R$53.8713, preferred - R$59.2584 and Units - R$113.1297 net of taxes. Were paid as of May 26, 2017, without no remuneration for monetary restatement.

(2)   Established by the Board of Directors in July 2017, Common Shares - R$53.9988, preferred - R$59.3987 and Units - R$113.3975 net of taxes. Were paid as of August 25, 2017, without no remuneration for monetary restatement.

(3)   Established by the Board of Directors in September 2017, Common Shares - R$54.0530, preferred - R$59.4583 and Units - R$113.5113 net of taxes. Were paid as of October 26, 2017, without no remuneration for monetary restatement.

(4)   Established by the Board of Directors in December 2017. Were paid in February 26, 2018, without no remuneration for monetary restatement.

(5)   Established by the Board of Directors in December 2017, Common Shares - R$248.9101, preferred - R$273.8011 and Units - R$522.7112 net of taxes. Were paid in February 26, 2018, without no remuneration for monetary restatement.

(6)   The amount of interest on capital and interim dividends will be fully charged to the mandatory dividends for the year 2017.

c) Reserves

Net income, after deductions and statutory provisions, will be allocated as follows:

Legal Reserve

According to Brazilian corporate law, 5% to the legal reserve, until it reaches 20% of the share capital. This reserve is intended to ensure the integrity of capital and can only be used to offset losses or increase capital.

Capital Reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves; redemption, reimbursement or acquisition of shares for the Bank´s own issue; capital increase; or payment of dividends to preferred shares under certain circumstances.

Reserve for Equalization Dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the share capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of stockholders remuneration.

d) Treasury Shares

In the meeting held on November 1, 2017, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2017, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 38,717,204 Units, representing 38,717,204 common shares and 38,717,204 preferred shares, or the ADRs, which, on September 30, 2017, corresponded to approximately 1.03% of the Bank’s share capital. On September 30, 2017, the Bank held 373,269,828 common shares and 401,074,242 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 365 days counted from November 6, 2017, and will expire on November 5, 2018.

Bank/Consolidated
Shares in Thousands
	09/30/2018	12/31/2017
	Quantity	Quantity
	Units	ADRs
Treasury Shares at Beginning of the Exercise	1,773	25,786
Cancellation of ADRs (1)	-	(32,276)
Shares Acquisitions	13,559	12,768
Payment - Share-Based Compensation	(4,272)	(4,505)
Treasury Shares at Beginning of the Exercise	11,060	1,773
Subtotal - Treasury Shares in Thousands of Reais	R$ 365,734	R$ 148,246
Issuance Cost in Thousands of Reais	R$ 231	R$ 194
Balance of Treasury Shares in Thousands of Reais	R$ 365,965	R$ 148,440

Cost/Market Value	Units	ADRs
Minimum Cost	R$ 7.55	R$ 7.55
Weighted Average Cost	R$ 27.55	R$ 24.41
Maximum Cost	R$ 36.98	R$ 32.29
Market Value	R$ 27.64	R$ 27.64

(1) At the Extraordinary General Meeting held on September 18, 2017, the cancellation of 64,551,366 treasury shares (equivalent to 32,276 hundred Units) , representing the totality of the treasury shares recorded in the book of registry of nominative shares on that date, with no capital reduction, and the consequent amendment of caput of article 5 of the Bylaws, in order to reflect the new amount of common and preferred shares, nominative and without par value representing the Banco Santander share capital.

Additionally, in the third quarter of 2018, treasury shares were traded, that resulted in a loss of R$6,644 (2017 – gain of R$273) recorded directly in equity in capital reserves.

e) Consolidated Stockholders’ Equity - Unrealized Income

The consolidated stockholders’ equity is reduced mainly to unrealized income of R$5,050 (12/31/2017 - R$6,008). In the third quarter of 2018, there were realized results in the amounting of R$33 (2017 - R$29,586) and the accumulated on the period in the amount of R$475 (2017 – R$33,856).

f) Non Controlling Interest

	Stockholders’ Equity		Income
	09/30/2018	12/31/2017	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2017	01/01 to 09/30/2017
Banco RCI Brasil S.A. (Note 15)	739,778	649,341	(28,308)	(87,743)	(34,986)	(82,292)
Santander Leasing (Note 15)	449	395	(8)	(28)	(7)	(20)
Getnet S.A. (Note 15)	239,405	206,105	(13,057)	(39,605)	(13,353)	(36,593)
BW Guirapá I S.A. (Note 15 and 37.e)	-	-	-	-	419	805
Olé Consignado (Note 15)	450,732	322,431	(32,822)	(92,953)	(12,759)	(26,194)
Banco PSA (Note 15)	156,545	147,295	(3,393)	(9,249)	(5,047)	(13,217)
Santander Corretora de Seguros (Note 15)	-	-	-	-	(26,625)	(79,628)
FI Direitos Creditórios RCI Brasil I (Note 2)	101,940	268,792	(2,265)	(9,730)	(11,346)	(37,775)
FI RN Brasil - Financiamento de Veículos (Note 2)	301,520	301,736	(5,693)	(16,988)	(4,219)	(24,658)
Santander FI SBAC	47,146	-	(1,709)	(3,726)	-	-
Rojo Entretenimento S.A.	6,920	-	(70)	(70)	-	-
Banco Hyundai Capital Brasil S.A.	50,000	-	241	-	-	-
Ipanema Empreendimentos e Participações	831	-	(239)	(598)	-	-
Outros	-	597	-	-	(2,013)	(708)
Total	2,095,266	1,896,692	(87,323)	(260,690)	(109,936)	(300,280)

25. Operational Ratios

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. On 2013 was issued a set of Resolutions and Circulars, aligned with the recommendations of the Basel Committee on Banking Supervision. These rules were repealed by CMN Resolution 4,192 and 4,193 which took effect from October 2013, establishing the model for calculating the minimum Regulatory Capital requirements, Tier I and Common Equity Tier I. These Resolutions states that the composition of the Regulatory Capital is done through equity, subordinated debt and hybrid capital instruments.

As required by Resolution CMN 4,193/2013, the requirement for PR in 2017 was 10.5%, composed of 9.25% of Reference Equity Minimum plus 1.25% of Capital Conservation Additional. Considering this additional, PR Level I increased to 7.25% and Minimum Principal Capital to 5.75%.

For the base year 2018, the PR requirement remains at 11.0%, including 8.625% of Minimum of Reference Equity and a further 1.875% of Capital Conservation Additional. The PR Level I reaches 8.375% and the Principal Capital Minimum 6.875%.

As a continuation the adoption of the rules established  by CMN Resolution 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by CMN Resolution 4,280/2013.

The index is calculated on a consolidated basis based on the information of Consolidated Prudential, as shown below:

	09/30/2018	12/31/2017
Tier I Regulatory Capital	62,042,036	56,386,001
Principal Capital	56,972,874	52,196,893
Supplementary Capital (Note 21)	5,069,162	4,189,108
Tier II Regulatory Capital (Note 21)	5,055,469	4,250,447
Regulatory Capital (Tier I and II)	67,097,505	60,636,448
Credit Risk (1)	371,253,682	324,696,458
Market Risk (2)	26,154,950	25,857,109
Operational Risk	42,375,553	32,579,126
Total RWA (3)	439,784,185	383,132,693
Basel I Ratio	14.11	14.72
Basel Principal Capital	12.95	13.62
Basel Regulatory Capital	15.26	15.83

(1)   Exposures to credit risk subject to the calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by Circular Bacen 3,644, dated March 4, 2013 and its subsequent complements through the wording of Circular Bacen 3,174 of August 20, 2014 and Bacen Circular 3,770 of October 29, 2015.

(2)   Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (RWAjur2), price indexes (RWAjur3) and interest rate (RWAjur1/RWAjur4), the price of commodities (RWAcom), the price of shares classified as trading portfolios (RWAacs), and portions for gold exposure and foreign currency transactions subject to foreign exchange (RWAcam).

(3)   Risk Weighted Assets.

Banco Santander, quarterly discloses Pillar III information relating to risk management, Regulatory Capital and Risk Weighted Assets. A report with further details of the structure and methodology will be disclosed on the website www.ri.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. Banco Santander classifies for said index. The Bank is in compliance with the requirements aforementioned.

26. Related Parties

a) Key Management Personnel Compensation

The Board of Directors' meeting, held on October 30, 2018 approved, in accordance with the Compensation Committee the maximum global compensation proposal for the directors (Board of Directors and Executive Officers) overall amounting to R$300,000 for the 2018 financial year, covering fixed remuneration, variable and equity-based and other benefits. The proposal was approved by the Ordinary General Meeting (OGM) held on April 27, 2018.

a.1) Long Term Benefits

The Bank, likewise Banco Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs-tied to the performance of the market price of its shares, based on the achievement of certain goals (Note 35.f).

a.2) Short Term Benefits

The table below shows the salary of Board of Directors and Executive Board:

	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2017	01/01 to 09/30/2017

Fixed Compensation	21,201	65,776	19,013	61,759
Variable Compensation	20,074	59,408	30,734	106,338
Others (1)	326	44,314	3,141	9,759
Total Short-Term Benefits	41,600	169,498	52,888	177,856
Shares Based Payments	16,864	49,368	785	2,391
Total Long-Term Benefits	16,864	49,368	785	2,391
Total (2)	58,464	218,866	53,673	180,247

(1) In the first half of 2018, the Management of Banco Santander decided to carry out an early initiative, which was practiced by the Bank's liberality.

(2) Refers to the amount recognized as an expense and paid in the nine-month period ended September 30, 2018 by Banco Santander and its subsidiaries to their directors for their positions in Banco Santander and other companies in the Santander Conglomerate.

Additionally, in the third quarter of 2018, charges were collected on Management compensation in the amount of R$8,582 and in the accumulated period the amount of R$26,851 (2017 - R$9,300 and R$24,649, respectively).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily by the employee does not give right to any financial compensation.

c) Lending Operations

The current law prevents the Bank to grant loans or advances to:

I - officers, members of the Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities that holds more than 10% of Banco Santander´s share capital;

III - legal entities in which Banco Santander holds more than 10% of its share capital;

IV - legal entities in which any of the officers, members of the Board of Directors and Audit Committee, as well as their spouses or relatives up to the second degree, hold more than 10% of the share capital.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

						Shares in Thousands
	09/30/2018
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
Grupo Empresarial Santander, S.L. (GES) (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	3,185	0.1%	3,185	0.1%	6,370	0.1%
Directors (*)	4,780	0.1%	4,779	0.1%	9,559	0.1%
Others	360,450	9.4%	388,255	10.6%	748,705	10.0%
Total Outstanding	3,807,635	99.7%	3,668,776	99.7%	7,476,411	99.7%
Treasury Shares	11,060	0.3%	11,060	0.3%	22,120	0.3%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	363,635	9.5%	391,440	10.7%	755,075	10.1%

						Shares in Thousands
	12/31/2017
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
GES (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Banco Santander, S.A. (1)	521,964	13.6%	519,268	14.1%	1,041,232	13.9%
Employees	3,551	0.1%	3,556	0.1%	7,107	0.1%
Directors (*)	4,016	0.1%	4,016	0.1%	8,032	0.1%
Others	366,063	9.6%	393,862	10.7%	759,925	10.1%
Total Outstanding	3,812,850	99.8%	3,673,991	99.8%	7,486,841	99.8%
Treasury Shares	5,845	0.2%	5,845	0.2%	11,690	0.2%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	369,614	9.7%	397,418	10.8%	767,032	10.2%

(1)   Companies of the Santander Spain Group.

(2)   Composed of Officials and Others.

(*)    None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

d.1) Qatar Holding LLC's Public Offering

On April 11, 2017, Banco Santander Brasil informed its stockholders and the market in general, in furtherance of the material facts disclosed on March 28, 2017 and April 6, 2017, the settlement of the secondary public offering for the distribution of eighty million (80,000,000) Units issued by Banco Santander Brasil and held by Qatar Holding LLC (Selling Stockholder), including in the form of American Depositary Shares (ADSs), allocating twenty-two million (22,000,000) Units for the Brazilian offering and fifty-eight million (58,000,000) ADSs for the international offering. The price per Unit was set at twenty-five reais (R$25.00), resulting on a total amount of two billion reais (R$2,000,000,000.00). Additionally, the amount of Units of the international offering initially offered was increased by an additional batch of twelve million (12,000,000) Units, exclusively in the form of ADSs also held by the Selling Stockholder.

e) Related-Party Transactions

Santander has a Policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions typified by the policy to take effect  in view of the interests of Banco Santander and its stockholders. The policy defines the power to approve certain transactions by the Board of Directors. The planned rules also apply to all employees and officers of Banco Santander and its subsidiaries.

Operations and charges for services with related parties are carried out in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and do not entail greater risk than the normal collection or have other disadvantages.

The main transactions and balance are as follows:

				Bank
	Assets		Income	Assets		Income
	(Liabilities)		(Expenses)	(Liabilities)		(Expenses)
		07/01 to 09/30/2018	01/01 to 09/30/2018		07/01 to 09/30/2017	01/01 to 09/30/2017
	09/30/2018			12/31/2017
Cash	1,213,298	-	-	523,801	-	-
Banco Santander Espanha (2)	1,121,131	-	-	519,543	-	-
Banco Santander (México), S.A. (4)	76,366	-	-	1,348	-	-
Banco Santander Totta, S.A. (4)	3,126	-	-	2,733	-	-
Others	12,675	-	-	177	-	-
Interbank Investments	60,434,084	1,111,439	3,713,648	53,590,339	1,163,912	3,354,239
Aymoré CFI (3)	38,214,692	721,540	2,632,638	33,802,456	832,318	2,423,870
Banco Santander Espanha (1) (2)	7,243,920	46,838	95,471	7,384,336	24,941	68,729
Banco PSA (3)	1,106,114	20,191	70,369	1,112,049	25,588	78,302
Banco RCI Brasil S.A. (3)	1,778,941	34,293	95,134	1,189,751	21,395	60,717
Banco Bandepe (3)	967,063	15,739	51,274	848,896	11,031	11,031
Olé Consignado (3)	11,123,354	272,838	768,762	9,252,851	248,639	711,590
Securities	8,030,861	160,581	769,147	31,379,028	937,715	4,372,073
Santander Leasing (3)	8,030,861	160,581	769,147	31,379,028	937,715	4,372,073
Derivatives Financial Instruments - Net	231,704	(47,480)	225,805	(98,311)	(1,053,901)	(1,069,011)
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (4)	385,359	2,425	(54,580)	165,743	(860,912)	(936,700)
Abbey National Treasury Services Plc (Abbey National Treasury) (4)	-	(2,479)	(17,525)	(71,672)	12,476	4,710
Banco Santander Espanha (2)	(258,109)	6,967	129,602	(196,333)	20,233	22,801
Santander FI Amazonas (3)	7,211	7,238	5,971	(712)	(13,214)	(32,182)
Santander FI Hedge Strategies (3) (Note 2)	346,777	159,719	640,557	113,676	89,776	(78,571)
Getnet S.A. (Note 12) (3) (8)	-	-	-	-	(276)	222
Santander FI Diamantina (3)	(249,534)	(221,350)	(478,220)	(109,013)	(301,984)	(49,291)
Interfinancial Relations	8,277,206	1,713	7,229	6,739,129	-	-
Getnet S.A. (Note 12)(3)(8)	8,262,171	611	3,012	6,739,129	-	-
Santander Leasing(3)	15,035	1,101	4,217	-	-	-
Loan Operations	-	87	835	-	135	424
Cibrasec(5)	-	87	835	-	135	424
Dividends and Bonuses Receivables	-	-	623,256	526,305	-	-
Aymoré CFI(3)	-	-	100,664	80,750	-	-
Santander Leasing (3)	-	-	293,383	267,152	-	-
Banco RCI Brasil S.A.(3)	-	-	-	12,207	-	-
Santander CCVM(3)	-	-	36,596	402	-	-
Banco Bandepe(3)	-	-	192,613	119,000	-	-
Getnet S.A.(3)	-	-	-	46,794	-	-
Trading Account	134,688	59	207	480,736	525	2,586
Abbey National Treasury(4)	103,821	14	157	71,751	266	610
Banco Santander Espanha(2)	30,867	45	50	408,985	259	1,976
Foreign Exchange Portfolio - Net	(84,062)	(178,380)	(187,407)	726	167,674	543,977
Banco Santander Espanha(2)	(84,062)	(178,380)	(187,407)	726	167,674	543,977
Income Receivable	828,530	445,253	1,387,292	899,619	-	-
Zurich Santander Brasil Seguros e Previdência S.A.(11)	828,530	391,124	1,219,652	899,619	-	-
Zurich Santander Brasil Seguros S.A.(11)	-	54,129	167,640	-	-	-
Receivables from Affiliates	48,895	253,946	723,215	1,451,546	626,763	1,900,923
Zurich Santander Brasil Seguros e Previdência S.A.(11)	-	-	-	-	340,023	1,087,599
Zurich Santander Brasil Seguros S.A.(11)	-	-	-	-	56,842	174,569
Santander Capitalização S.A.(3)	23,514	73,061	203,252	18,914	64,895	195,656
Aymoré CFI(3)	-	122,161	359,868	-	117,414	320,367
Santander CCVM(3)	-	12,631	48,220	-	18,827	69,190
Santander Leasing(3)	-	(855)	(855)	-	442	1,640
Banco RCI Brasil S.A. (3)	-	14,415	14,415	-	-	-
Santander Serviços(3)(8)	-	-	-	-	6,336	15,859
Santander Microcrédito(3)(9)	-	-	-	-	-	4,134
Santander Brasil Consórcio(3)	375	4,628	10,028	131	1,690	3,787
Santander Corretora de Seguros(3)	-	7,809	25,952	-	6,280	6,779
Getnet S.A.(3)(7)	23,020	17,344	47,180	1,431,004	10,488	11,512
Others	1,986	2,752	15,155	1,497	3,526	9,831
Other Receivables - Others	178,002	21,401	44,327	10,444	5,683	15,553
Banco Santander Espanha(2)	175,651	-	6,972	5,243	-	-
Santander Capitalização S.A.(3)	1,973	7,124	7,124	4,742	-	-
Banco Santander International(4)	-	11,830	21,936	-	4,811	12,258
Santander Securities Services Brasil DTVM S.A.(4)	-	253	823	-	316	949
Others	378	2,194	7,472	459	556	2,346
Deposits	(9,163,114)	(150,229)	(595,572)	(29,962,477)	(863,902)	(4,144,790)
Santander Leasing(3)	(156,871)	(3,484)	(114,853)	(22,084,813)	(712,691)	(3,647,838)
Banco Santander Espanha(2)	(162,846)	(2,296)	(6,711)	(157,814)	(3,115)	(10,611)
Aymoré CFI(3)	(3,458,418)	(96,202)	(274,785)	(3,140,522)	(95,699)	(273,190)
Banco Bandepe(3)	-	-	-	-	24,604	-
Zurich Santander Brasil Seguros e Previdência S.A.(11)	(85,838)	-	-	(55,935)	-	-
Zurich Santander Brasil Seguros S.A.(11)	(3,568)	-	-	(2,760)	-	-
Santander Brasil Gestão de Recursos Ltda.(4)	(146,746)	(2,523)	(5,390)	(32,334)	(1,723)	(5,412)
Sancap(3)	(98)	(93)	(447)	(14,774)	(332)	(1,173)
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A (Santander Brasil Asset)(4)	(17,450)	(288)	(824)	(16,766)	(318)	(978)
Webmotors S.A.(13)	(951)	(12)	(83)	(9,798)	(1,242)	(4,219)
Fundo de Investimento Santillana(4)	(1,797,587)	(28,057)	(84,472)	(1,543,752)	(22,580)	(65,152)
Isban Brasil S.A.(4)	-	-	-	(20,893)	(679)	(1,707)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)(3)(12)	(83,645)	(198)	(589)	(34,410)	(350)	(1,031)
Banco RCI Brasil S.A.(3)	(263,232)	(1,162)	(4,116)	(47,423)	(958)	(2,392)
Santander Microcrédito(3)(9)	-	-	-	-	-	(145)
Santander Corretora de Seguros(3)	(44,077)	(1,017)	(4,310)	(108,443)	(16,350)	(56,478)
Santander Securities Services Brasil DTVM S.A.(4)	(605,512)	(6,540)	(18,337)	(300,074)	(6,368)	(18,982)
Santander Brasil Consórcio(3)	(1,338)	(19)	(1,116)	(72,374)	(2,376)	(8,715)
Santander FI Hedge Strategies(3) (Note 2)	(1,978,876)	(1,412)	(68,922)	(2,051,476)	(20,199)	(34,436)
Santander Capitalização S.A.(3)	(9,706)	-	-	(2,801)	-	-
Santander CCVM(3)	(14,288)	-	-	(1,288)	(328)	(1,222)
Santander Securities Services Brasil Participações S.A.(4)	(72,674)	(1,152)	(3,381)	(71,947)	(1,520)	(5,071)
Super Pagamentos(3)	(40,964)	(1,805)	(1,805)	(91,570)	(532)	(2,831)
Santander Holding Imobiliária S.A.(3)(14)	(32)	-	(1)	(43)	(515)	(1,744)
Santander Brasil Advisory (3)	-	-	-	-	(198)	(884)
Getnet S.A.(3)	(49,098)	-	-	(52,889)	387	387
Others	(169,300)	(3,969)	(5,430)	(47,578)	(820)	(966)
Repurchase Commitments	(11,933,141)	(222,100)	(832,705)	(12,914,370)	(283,593)	(924,630)
Fundo de Investimento Santillana(4)	-	-	(579)	(168,944)	5,605	(3,095)
Getnet S.A.(3)	-	-	-	-	-	(15,667)
Santander FI Amazonas(3)	(277,705)	(3,104)	(10,430)	(326,246)	(5,015)	(9,435)
Santander FI Financial(3)	(3,055,366)	(73,986)	(343,223)	(10,815,781)	(235,718)	(793,002)
Santander Leasing(3)	(5,818,954)	(100,376)	(369,246)	-	(20,024)	(30,578)
Banco Bandepe(3)	(64,988)	(1,399)	(4,525)	(61,436)	(1,533)	(4,697)
Olé Consignado(3)	(1,120)	(245)	(255)	(13,301)	(50)	(1,226)
Santander CCVM(3)	(26,304)	(362)	(1,012)	(17,104)	(237)	(745)
Santander FI SBAC(3)	(1,789,407)	(27,344)	(61,863)	(725,427)	(12,295)	(17,240)
Santander FI Guarujá(3)	(210,305)	(4,487)	(8,836)	(83,947)	(918)	(2,149)
Santander FI Diamantina(3)	(31,220)	(479)	(2,119)	(58,635)	921	(2,649)
Santander Finance Arrendamento Mercantil (3)	(335,750)	(5,287)	(15,814)	(334,819)	(7,334)	(25,169)
Santander FI Unix(3)	(322,022)	(5,031)	(14,800)	(308,381)	(6,712)	(17,135)
Integry Tecnologia	-	-	(3)	-	(249)	(1,713)
Others	-	-	-	(349)	(34)	(130)
Funds from Acceptance and Issuance of Securities	-	-	-	-	(729)	(729)
Super Pagamentos (3)	-	-	-	-	(729)	(729)
Borrowings and Onlendings	(5,316,008)	-	-	(1,299,775)	-	-
Banco Santander Espanha(2)	(1,966,712)	-	-	(187,493)	-	-
Banco Santander S.A. (Uruguay)(4)	-	-	-	(1,466)	-	-
Santander Brasil EFC(3)	(3,349,296)	-	-	(1,110,816)	-	-
Dividends and Bonuses Payables	(457,834)	-	-	(3,993,952)	-	-
Banco Santander Espanha(2)	(71,081)	-	-	(620,264)	-	-
Sterrebeeck B.V.(2)	(241,667)	-	-	(2,108,086)	-	-
GES(2)(4)	(144,956)	-	-	(1,264,470)	-	-
Banco Madesant - Sociedade Unipessoal, S.A. (Banco Madesant)(4)	(130)	-	-	(1,132)	-	-
Payables from Affiliates	(218,976)	(268,308)	(584,037)	(11,171)	(114,367)	(351,077)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios)(4)	(44,433)	(33,098)	(55,314)	(905)	(8,495)	(23,196)
Isban Brasil S.A.(4)	-	-	-	-	10,153	(45,843)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)(3)(12)	(758)	(102,955)	(249,177)	-	(64,498)	(159,913)
Ingenieria de Software Bancário, S.L. (Ingeniería)(2)	(46,641)	(21,712)	(57,428)	-	(20,441)	(36,540)
Santander Microcrédito(3)(11)	-	-	-	-	-	(22,176)
Santander Corretora de Seguros(3)	(7,045)	(19,333)	(53,157)	(4,894)	(13,656)	(13,656)
Banco Santander Espanha(2)	(112,519)	(48,985)	(82,780)	(430)	-	-
Getnet S.A.(3)	(2,600)	(7,608)	(19,849)	(1,867)	(6,285)	(17,886)
Santander Securities Services Brasil DTVM S.A.(4)	(4,360)	(11,713)	(35,189)	(2,936)	(10,903)	(31,259)
Others	(620)	(22,904)	(31,143)	(139)	(242)	(608)
Debt Instruments Eligible to Compose Capital	(9,579,124)	(106,907)	(319,203)	(7,977,576)	(54,604)	(165,205)
Banco Santander Espanha(2)(6)	(9,579,124)	(106,907)	(319,203)	(7,977,576)	(54,604)	(165,205)
Donations	-	(4,050)	(11,835)	-	(3,700)	(11,050)
Fundação Sudameris	-	(4,050)	(11,835)	-	(3,700)	(11,050)
Other Payables - Others	(28,413)	(243,346)	(729,019)	(32,917)	(230,055)	(666,681)
Banco Santander Espanha(2)	-	29	(850)	-	(597)	(3,542)
Isban Brasil S.A.(4)	-	-	-	-	(78,854)	(239,775)
TecBan(13)	-	(71,140)	(208,622)	-	(63,658)	(195,658)
Ingeniería(2)	-	(7,781)	(25,171)	-	(9,364)	(28,758)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)(3)(12)	-	(70,463)	(229,240)	-	(8,753)	(26,970)
Produban Servicios(4)	-	(408)	(1,226)	-	(404)	(1,207)
Aquanima Brasil Ltda.(4)	-	(6,633)	(19,901)	-	(6,407)	(19,228)
Zurich Santander Brasil Seguros e Previdência S.A.(11)	-	-	-	(11,874)	-	-
Getnet S.A.(3)	(28,413)	(85,226)	(237,964)	(17,217)	(51,853)	(118,879)
Santander Securities Services Brasil DTVM S.A.(4)	-	(381)	(1,720)	(3,826)	(8,063)	(26,132)
Others	-	(1,343)	(4,325)	-	(2,102)	(6,532)

				Consolidated
	Assets		Income	Assets		Income
	(Liabilities)		(Expenses)	(Liabilities)		(Expenses)
		07/01 to 09/30/2018	01/01 to 09/30/2018		07/01 to 09/30/2017	01/01 to 09/30/2017
	09/30/2018			12/31/2017
Cash	1,511,762	-	-	591,790	-	-
Banco Santander Espanha(2)	1,419,595	-	-	587,532	-	-
Banco Santander (México), S.A.(4)	76,366	-	-	1,348	-	-
Banco Santander Totta, S.A.(4)	3,126	-	-	2,733	-	-
Others	12,675	-	-	177	-	-
Interbank Investments	7,243,920	46,839	95,489	7,384,336	24,946	68,735
Banco Santander Espanha(1)(2)	7,243,920	46,839	95,489	7,384,336	24,946	68,735
Derivatives Financial Instruments - Net	126,200	16,396	12,470	(29,843)	(623,782)	(785,776)
Fundo de Investimento Santillana(4)	385,359	2,425	(54,580)	165,743	(860,912)	(936,700)
Abbey National Treasury(4)	-	(2,479)	(17,525)	(71,672)	12,476	4,710
Banco Santander Espanha(2)	(259,159)	16,450	84,575	(123,914)	224,654	146,214
Loan Operations	-	87	835	-	-	-
Cibrasec(5)	-	87	835	-	-	-
Trading Account	134,688	(2,205)	(21,342)	480,736	60,736	202,295
Banco Santander Espanha(2)	30,867	(2,219)	(21,499)	408,985	60,126	201,685
Abbey National Treasury(4)	103,821	14	157	71,751	610	610
Foreign Exchange Portfolio - Net	(84,062)	(178,380)	(187,407)	726	166,272	543,977
Banco Santander Espanha(2)	(84,062)	(178,380)	(187,407)	726	166,272	543,977
Dividends and Bonuses Receivables	-	-	-	9,846	-	-
Webmotors S.A(13)	-	-	-	9,846	-	-
Income Receivable	855,549	631,133	1,937,570	925,835	-	-
Zurich Santander Brasil Seguros e Previdência S.A.(11)	855,549	558,697	1,716,543	925,835	-	-
Zurich Santander Brasil Seguros S.A.(11)	-	72,436	221,026	-	-	-
Receivables from Affiliates	3,123	900	3,073	1,497	501,551	1,518,848
Zurich Santander Brasil Seguros e Previdência S.A.(11)	-	-	-	-	441,446	1,340,464
Zurich Santander Brasil Seguros S.A.(11)	-	-	-	-	57,197	174,924
Isban Mexico, S.A. de C.V.(2)	122	-	-	-	-	-
Ingeniería de Software Bancario, S.L.(2)	192	-	-	-	-	-
Santander Securities Services Brasil DTVM S.A.(4)	-	286	2,137	-	-	-
Others	2,809	614	936	1,497	2,908	3,460
Other Receivables - Others	175,705	16,015	43,245	5,323	5,328	14,331
Banco Santander Espanha(2)	175,705	-	6,972	5,323	(9)	(189)
Banco Santander International(4)	-	11,830	21,936	-	4,811	12,258
Santander Securities Services Brasil DTVM S.A.(4)	-	2,193	6,492	-	-	-
Banco Santander - Chile	-	-	339	-	-	-
Santander Participações(3)	-	-	267	-	-	-
Others	-	1,992	7,239	-	526	2,262
Deposits	(3,058,137)	(44,188)	(123,554)	(2,293,300)	(37,024)	(113,377)
Banco Santander Espanha(2)	(193,427)	(2,296)	(6,711)	(200,445)	(3,115)	(10,611)
Zurich Santander Brasil Seguros e Previdência S.A.(11)	(85,838)	-	-	(55,935)	-	-
Zurich Santander Brasil Seguros S.A.(11)	(3,568)	-	-	(2,760)	-	-
Isban Brasil S.A.(4)	-	-	(90)	(20,893)	(679)	(1,707)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)(3)(12)	-	-	(215)	(34,410)	(350)	(1,031)
Santander Brasil Gestão de Recursos Ltda.(4)	(146,746)	(2,523)	(5,390)	(32,334)	(1,723)	(5,412)
Fundo de Investimento Santillana(4)	(1,797,587)	(28,057)	(84,472)	(1,543,752)	(21,641)	(65,152)
Santander Brasil Asset(4)	(17,450)	(288)	(824)	(16,766)	(318)	(978)
Santander Securities Services Brasil DTVM S.A.(4)	(605,512)	(6,540)	(18,337)	(300,074)	(6,368)	(18,982)
Santander Securities Services Brasil Participações S.A.(4)	(72,674)	(1,152)	(3,381)	(71,947)	(1,520)	(5,071)
Gestora de Inteligência de Crédito(5)	(131,044)	(3,300)	(3,963)	-	-	-
Webmotors S.A(13)	(951)	(12)	(83)	(9,798)	(1,242)	(4,219)
Others	(3,341)	(20)	(89)	(4,186)	(68)	(214)
Repurchase Commitments	-	-	(579)	(168,944)	5,605	(3,095)
Fundo de Investimento Santillana(4)	-	-	(579)	(168,944)	5,605	(3,095)
Borrowings and Onlendings	(1,966,712)	-	-	(188,959)	-	-
Banco Santander Espanha(2)	(1,966,712)	-	-	(187,493)	-	-
Banco Santander, S.A. (Uruguay)(4)	-	-	-	(1,466)	-	-
Dividends and Bonuses Payables	(457,834)	-	-	(3,993,952)	-	-
Sterrebeeck B.V.(2)	(241,667)	-	-	(2,108,086)	-	-
GES(2)(4)	(144,956)	-	-	(1,264,470)	-	-
Banco Santander Espanha(2)	(71,081)	-	-	(620,264)	-	-
Banco Madesant(4)	(130)	-	-	(1,132)	-	-
Payables from Affiliates	(211,426)	(139,916)	(302,064)	(6,676)	(296,335)	(504,148)
Banco Santander Espanha(2)	(114,502)	(48,968)	(82,619)	(2,051)	(200,202)	(200,203)
Produban Servicios(4)	(44,433)	(33,440)	(56,270)	(905)	(8,782)	(24,137)
Isban Brasil S.A.(4)	-	-	(3,979)	-	9,161	(50,083)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)(3)(12)	-	-	(31,051)	-	(64,516)	(159,991)
Ingeniería(2)	(46,641)	(21,711)	(58,281)	-	(20,441)	(36,540)
Santander Brasil Asset(4)	(73)	(542)	(1,422)	(69)	(393)	(1,310)
Santander Securities Services Brasil DTVM S.A.(4)	(4,360)	(11,713)	(35,189)	(2,936)	(10,903)	(31,259)
Zurich Santander Brasil Seguros e Previdência S.A.(11)	(522)	-	-	-	-	-
Others	(895)	(23,542)	(33,253)	(715)	(259)	(625)
Debt Instruments Eligible to Compose Capital	(9,579,124)	(106,907)	(319,203)	(7,977,576)	(54,604)	(165,205)
Banco Santander Espanha(2)(6)	(9,579,124)	(106,907)	(319,203)	(7,977,576)	(54,604)	(165,205)
Donations	-	(5,330)	(14,885)	-	(10,450)	(15,304)
Santander Cultural	-	(750)	(2,250)	-	(2,120)	(3,124)
Fundação Sudameris	-	(4,050)	(11,835)	-	(7,550)	(11,050)
Fundação Santander	-	(530)	(800)	-	(780)	(1,130)
Other Payables - Others	(16,985)	(91,448)	(305,035)	(31,157)	(193,995)	(566,864)
Banco Santander Espanha(2)	-	(1)	(883)	-	(597)	(3,542)
Isban Brasil S.A.(4)	-	-	(26,270)	-	(81,897)	(249,540)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)(3)(12)	-	-	(5,435)	-	(9,060)	(28,046)
Ingeniería(2)	-	(7,781)	(25,171)	-	(9,387)	(28,830)
Produban Servicios(4)	-	(408)	(1,226)	-	(404)	(1,207)
Aquanima Brasil Ltda.(4)	-	(6,633)	(19,901)	-	(6,407)	(19,228)
Zurich Santander Brasil Seguros e Previdência S.A.(11)	(16,982)	(5,493)	(15,106)	(27,325)	(14,003)	(14,003)
Santander Securities Services Brasil DTVM S.A.(4)	-	311	(1,720)	(3,826)	(8,063)	(26,132)
TecBan(13)	-	(71,140)	(208,622)	-	(63,658)	(195,658)
Others	(3)	(303)	(700)	(6)	(519)	(678)

(1)Refers to investments in foreign currency (overnight) with maturity on October 01,2018 and interest rates of 2.15% p.a. (12/31/2017 - with maturity on January 02, 2018 and interest rates of 1.43% p.a.) maintained by the Banco Santander Brasil and its Grand Cayman Branch.

(2)Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1 and 26.d), through its subsidiary GES and Sterrebeeck B.V.

(3)Direct or indirect controlled by Banco Santander.

(4)Direct or indirect controlled by Banco Santander Espanha.

(5)Jointly Controlled - Banco Santander.

(6)Refers to the portion acquired by the Controller with the PR Optimization Plan carried out in the first half of 2014.

(7)Corresponds to receivable values related to the Acquiring business.

(8)Incorporated company on November 30, 2017 (Note 15 e 37.e).

(9)Incorporated company on August 31, 2017 (Note 15 e 37.e).

(10)Incorporated company on September 29, 2017 (Note 15 e 37.e).

(11)Significant Influence of Banco Santander Espanha.

(12)Company acquired on February 28, 2018, on the same date, Produban Serviços de Informática S.A. was changed to Santander Brasil Tecnologia S.A. (Note 37.f).

(13)Jointly Controlled - Santander Corretora de Seguros.

27. Income from Services Rendered and Banking Fees

				Bank
	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2017	01/01 to 09/30/2017

Asset Management	184,108	581,972	202,989	643,098
Checking Account Services	848,352	2,467,295	736,992	2,114,993
Lending Operations and Income from Guarantees Provided	237,426	829,552	290,809	848,355
Lending Operations	91,969	364,903	133,128	393,371
Income Guarantees Provided	145,457	464,649	157,681	454,984
Insurance Fees	532,158	1,619,163	462,668	1,458,703
Cards (Debit and Credit) and Acquiring Services	927,479	2,669,724	796,915	2,285,946
Collection	366,577	1,116,734	357,144	1,013,305
Brokerage, Custody and Placement of Securities	73,710	346,504	119,762	399,563
Others	71,957	202,210	49,542	124,965
Total	3,241,767	9,833,154	3,016,821	8,888,928

				Consolidated
	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2017	01/01 to 09/30/2017

Asset Management	247,847	757,676	250,522	759,713
Checking Account Services	850,881	2,474,908	746,511	2,144,462
Lending Operations and Income from Guarantees Provided	296,267	1,080,800	378,199	1,118,690
Lending Operations	150,810	616,151	220,517	663,714
Income Guarantees Provided	145,457	464,649	157,682	454,976
Insurance Fees	651,427	1,989,222	580,795	1,794,631
Cards (Debit and Credit) and Acquiring Services	1,431,994	4,154,634	1,233,538	3,545,548
Collection	367,436	1,119,937	359,861	1,023,391
Brokerage, Custody and Placement of Securities	110,912	464,006	159,420	499,603
Others	178,426	502,832	161,944	486,046
Total	4,135,190	12,544,015	3,870,790	11,372,084

28.          Personnel Expenses

				Bank
	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2017	01/01 to 09/30/2017

Compensation	918,602	2,830,716	1,014,205	2,998,845
Charges	408,353	1,182,505	374,322	1,111,386
Benefits	332,964	984,448	315,688	991,952
Training	15,252	39,703	15,603	34,367
Others	2,326	6,790	3,280	11,814
Total	1,677,497	5,044,162	1,723,098	5,148,364

				Consolidated
	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2017	01/01 to 09/30/2017

Compensation	1,034,546	3,118,196	1,124,076	3,295,974
Charges	458,813	1,323,517	407,004	1,209,220
Benefits	366,164	1,081,213	339,148	1,067,428
Training	16,778	43,626	16,747	37,526
Others	2,336	6,842	(5,533)	11,957
Total	1,878,637	5,573,394	1,881,442	5,622,105

29.           Other Administrative Expenses

				Bank
	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2017	01/01 to 09/30/2017

Depreciation and Amortization (1)	502,618	1,483,643	855,756	2,509,314
Outsourced and Specialized Services	426,355	1,314,866	466,213	1,410,886
Communications	101,545	293,596	100,156	297,035
Data Processing	588,022	1,554,253	370,156	1,130,736
Advertising, Promotions and Publicity	115,952	306,243	145,136	296,425
Rentals	178,645	531,042	174,899	535,186
Transportation and Travel	34,185	101,663	36,953	108,968
Financial System Services	76,523	198,366	55,368	163,024
Security and Money Transport	145,920	450,380	153,909	450,956
Asset Maintenance and Upkeep	59,026	181,569	54,695	167,382
Water, Electricity and Gas	43,611	138,018	37,511	131,383
Materials	14,591	39,093	15,968	43,294
Others	104,283	285,270	193,461	372,156
Total	2,391,276	6,878,002	2,660,181	7,616,745

				Consolidated
	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2017	01/01 to 09/30/2017

Depreciation and Amortization (1)	638,333	1,881,213	984,522	2,886,776
Outsourced and Specialized Services	542,611	1,639,397	562,402	1,692,660
Communications	107,606	311,813	111,579	325,638
Data Processing	584,562	1,583,777	418,217	1,248,887
Advertising, Promotions and Publicity	134,019	365,958	167,401	354,577
Rentals	183,916	546,545	178,767	548,312
Transportation and Travel	42,674	125,578	46,343	134,367
Financial System Services	93,483	251,571	69,903	208,707
Security and Money Transport	147,248	452,489	154,248	451,963
Asset Maintenance and Upkeep	60,762	185,228	56,288	171,466
Water, Electricity and Gas	45,124	141,722	38,518	134,494
Materials	15,917	41,761	16,834	45,764
Others	163,205	448,753	243,743	529,688
Total	2,759,460	7,975,805	3,048,765	8,733,299

(1) In the third quarter of 2018, includes goodwill amortization of R$13,281 (2017 - R$405,497) in the Bank and  R$69,782 (2017 - R$457,075) in the Consolidated and in the accumulated the value of R$39,435 (2017 - R$1,216,792) in the Bank and  R$208,936 (2017 - R$1,368,539) in the Consolidated, held on time, length and proportion of the projected results which are subject to annual verification (Note 17). The amortization of Banco Real's acquisition goodwill was completed in October 2017, which was the principal goodwill amortized.

30.          Tax Expenses

				Bank
	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2017	01/01 to 09/30/2017

Cofins (Contribution for Social Security Financing) (1)	538,785	1,087,512	567,774	1,377,343
ISS (Tax on Services)	152,278	459,849	114,751	341,361
PIS (Tax on Revenue) (1)	76,827	161,158	92,263	223,818
Others (2)	54,544	153,684	67,404	229,073
Total	822,434	1,862,203	842,192	2,171,595

				Consolidated
	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2017	01/01 to 09/30/2017

Cofins (Contribution for Social Security Financing) (1)	688,900	1,509,893	691,719	1,729,399
ISS (Tax on Services)	204,009	611,782	139,666	414,784
PIS (Tax on Revenue) (1)	105,052	247,711	120,177	304,015
Others (2)	75,930	216,597	95,671	328,474
Total	1,073,891	2,585,983	1,047,233	2,776,672

(1)   Includes the constitution of deferred taxes assets PIS and Cofins on adjustment to market value of securities and derivative financial instruments.

(2)   Includes provisions updates for PIS and Cofins of Law 9,718/1998.

31.          Other Operating Income

				Bank
	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2017	01/01 to 09/30/2017

Reversal of Operating Provisions - Fiscal (Note 23.c) (1)	(4,923)	14,668	30,577	30,577
Reversal of Provision for Financial Guarantees Provided (Note 22)	10,767	116,357	(2,258)	46,410
Monetary Adjustment of Escrow Deposits	80,037	354,821	88,447	330,358
Recoverable Taxes	66,956	154,952	19,741	129,589
Recovery of Charges and Expenses	330,416	968,242	338,754	914,101
Monetary Variation	350,470	992,553	304,852	968,839
Others (2)(3)	713,543	1,710,872	31,869	104,752
Total	1,547,266	4,312,465	811,982	2,524,626

				Consolidated
	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2017	01/01 to 09/30/2017

Net Income Pension and Capitalization	106,008	292,088	89,386	270,412
Reversal of Operating Provisions - Fiscal (Note 23.c) (1)	(4,932)	37,782	16,545	16,545
Reversal of Provision for Financial Guarantees Provided (Note 22)	10,767	116,357	(2,258)	46,410
Monetary Adjustment of Escrow Deposits	108,390	444,465	127,879	450,840
Recoverable Taxes	79,929	193,488	36,590	186,980
Recovery of Charges and Expenses	267,366	780,480	274,317	723,103
Monetary Variation	350,581	993,400	306,609	973,473
Others (2)(3)	878,551	2,017,502	109,502	330,672
Total	1,796,660	4,875,562	958,570	2,998,435

(1)   In the period ended September 30, 2018, includes the amount of R$51,215 in the Bank and R$52,606 in the Consolidated referring to the program of installments and cash payment of tax and social security debts established by MP 783/2017 and reissues (Note 23.c). For the same period of 2017, includes R$74,869 in the Bank and R$76,562 in the Consolidated referring to the program of installments and cash payment of tax and social security debts established by MP 783/2017 and reissuation (Note 23.e).

(2)   In the period ended September 30, 2018, it mainly includes the effect of the increase in the cost contribution established for purposes of the post-employment benefit plan in the amount of R$816,157 (note 22 and 35).

(3)   In the third quarter of 2018, includes exchange variation income in the amount of R$426,470 in the Consolidated (2017 – expense of R$37,781 in the Bank and R$57,564 in the Consolidated). In the period ended September 30, 2018, includes exchange variation income in the amount of R$426,501 (2017 – expense of R$3,794) in the Consolidated.

32. Other Operating Expenses

				Bank
	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2017	01/01 to 09/30/2017

Operating Provisions
Fiscal (Note 23.c)	-	-	(70,829)	-
Labor (Note 23.c) (1)	184,482	697,986	272,057	801,921
Civil (Note 23.c) (1)	225,678	502,388	145,520	539,595
Credit Cards	577,112	1,609,119	416,892	1,157,241
Actuarial Losses - Pension Plan (Note 35.a)	60,061	180,416	49,597	149,201
Monetary Losses	1,218	1,593	277	1,094
Legal Fees and Costs	45,356	135,014	38,363	110,669
Serasa and SPC (Credit Reporting Agency)	16,388	46,991	13,667	42,294
Brokerage Fees	16,975	52,357	14,700	44,145
Commissions	103,675	333,229	196,622	211,643
Impairment (2)	-	305,864	-	22,215
Others (3) (4)	931,493	2,667,278	1,267,103	2,918,016
Total	2,162,438	6,532,235	2,343,969	5,998,034

				Consolidated
	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2017	01/01 to 09/30/2017

Operating Provisions
Fiscal (Note 23.c)	-	-	(94,117)	-
Labor (Note 23.c) (1)	200,077	737,273	283,659	851,393
Civil (Note 23.c) (1)	278,897	605,242	201,886	684,493
Credit Cards	595,400	1,654,892	416,549	1,192,455
Actuarial Losses - Pension Plan (Note 35.a)	59,652	179,141	48,869	147,231
Monetary Losses	1,225	2,321	1,248	4,697
Legal Fees and Costs	53,451	156,468	45,541	129,856
Serasa and SPC (Credit Reporting Agency)	16,813	48,178	14,120	44,185
Brokerage Fees	9,101	45,869	18,811	54,998
Commissions	351,299	1,156,169	521,136	976,716
Impairment (2)	-	305,864	-	22,215
Others (3) (4)	1,205,778	3,416,754	1,470,803	3,647,311
Total	2,771,693	8,308,171	2,928,505	7,755,550

(1) On the period ended September 30, 2018, expenses with provisions for labor and civil contingencies already contemplate additional provision in the amount of R$358,162.

(2) On the period ended September 30, 2018, it includes recognition of impairment of intangible assets (acquisition and development of systems) in the amount of R$305,864, recorded as a result of technical which showed a significant reduction in expected future economic benefits on these assets (Note 17).

(3) Includes R$214,640 in the Bank and R$218,992 in the Consolidated referring to the program of installments and cash payment of tax and social security debts established by MP 783/2017 and reissuation (Note 23.e).

(4) Mainly includes monetary restatement on provisions for judicial and administrative proceedings and legal obligations, provisions for the benefit guarantee fund and other provisions.

33. Non-Operating Income

				Bank
	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2017	01/01 to 09/30/2017

Result on sale of Investments	-	-	-	1,787
Result on Sale of Other Assets	31,098	81,665	3,737	5,882
Reversal (Recognition) of Allowance for Losses on Other Assets (1)	(25,309)	(39,984)	2,858	(264,090)
Expense on Assets Not in Use	(8,651)	(28,451)	(8,138)	(15,265)
Gains (Losses) of Capital	1,572	(707)	(10,173)	(17,717)
Other Income (Expenses)	4,172	11,354	(17,723)	47,776
Total	2,882	23,877	(29,439)	(241,627)

				Consolidated
	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2017	01/01 to 09/30/2017

Result on sale of Investments	2,430	11,018	(813)	(1,839)
Result on Sale of Other Assets	23,659	63,907	4,421	7,590
Reversal (Recognition) of Allowance for Losses on Other Assets (1)	(17,539)	(28,113)	3,507	(329,262)
Expense on Assets Not in Use	(8,899)	(28,828)	(9,240)	(17,619)
Gains (Losses) of Capital	1,402	(861)	(10,228)	(19,254)
Other Income (Expenses)	5,131	16,337	(22,192)	47,762
Total	6,184	33,460	(34,545)	(312,622)

(1) Accumulated in the period ended September 30, 2017, includes R$271,844 in the Bank and R$337,686 in the Consolidated referring to provisions for devaluations on real estate, constituted from appraisal reports prepared by specialized external consulting.

34.          Income Tax and Social Contribution

			Bank
	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2017	01/01 to 09/30/2017

Income Before Taxes on Income and Profit Sharing	3,141,847	7,268,049	4,164,460	9,078,195
Profit Sharing (1)	(414,840)	(1,254,619)	(420,372)	(1,042,503)
Interest on Capital	(600,000)	(1,200,000)	(1,000,000)	(1,500,000)
Income Before Taxes	2,127,007	4,813,430	2,744,088	6,535,692
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (4)	(957,153)	(2,166,044)	(1,234,840)	(2,941,061)
Equity in Subsidiaries (2)	308,253	607,320	227,017	624,094
Nondeductible Expenses, Net of Non-Taxable Income	76,524	237,848	(3,980)	82,059
Exchange Variation - Foreign Branches	778,497	3,504,172	(697,545)	(336,761)
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	94,924	378,653	250,511	897,698
Other Adjustments Social Contribution Taxes 5% (4)	(18,037)	610	(319,666)	(691,743)
Other Adjustments, Including Profits Provided Abroad	28,703	254,167	(141,327)	(137,529)
Income and Social Contribution Taxes	311,711	2,816,726	(1,919,830)	(2,503,243)

			Consolidated
	07/01 to 09/30/2018	01/01 to 09/30/2018	07/01 to 09/30/2017	01/01 to 09/30/2017

Income Before Taxes on Income and Profit Sharing	3,818,292	8,747,668	4,685,530	10,513,597
Profit Sharing (1)	(452,175)	(1,352,316)	(437,843)	(1,102,771)
Interest on Capital	(600,000)	(1,200,000)	(1,000,000)	(1,500,000)
Unrealized Income	(251)	(535)	141	(178)
Income Before Taxes	2,765,866	6,194,817	3,247,828	7,910,648
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (4)	(1,244,640)	(2,787,668)	(1,461,523)	(3,559,792)
Equity in Subsidiaries (2)	2,200	6,249	(3,449)	3,681
Nondeductible Expenses, Net of Non-Taxable Income	82,791	259,686	6,264	116,471
Exchange Variation - Foreign Branches	778,497	3,504,172	(697,545)	(336,761)
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	93,418	359,311	266,318	913,689
Effects of Change in Rate of CSLL (3)	36,453	115,942	34,754	101,045
Other Adjustments Social Contribution Taxes 5% (4)	(31,703)	(13,447)	(355,281)	(762,984)
Other Adjustments, Including Profits Provided Abroad	42,875	251,724	(132,617)	(87,302)
Income and Social Contribution Taxes	(240,109)	1,695,969	(2,343,079)	(3,611,953)

(1)   The basis of calculation is the net income, after IR and CSLL.

(2)   As a result of equity in subsidiaries are not included interest on capital received and receivable.

(3)   Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.

(4)   Temporary rate increase of CSLL from September 2015 to December 2018 (Note 3.s).

Foreign Exchange Hedge of the Grand Cayman Branch, Luxembourg Branch and the Subsidiary Santander Brasil EFC

Banco Santander operates two branchs, one in the Cayman Islands and one in Luxembourg, and a subsidiary called Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” (independent subsidiary in Spain) which are used mainly to raise funds in the capital and financial markets, providing credit lines that are extended to customers for trade-related financings and working capital (Note 14).

To protect the exposures to foreign exchange rate variations, the Bank uses derivatives and international funding. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (real) in foreign investments are nontaxable or deductible to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives are to protect the after-tax results.

Tax treatment distinct from such exchange rate differences results in volatility in "Operating Income before Taxation" and in the caption "Income Taxes". Following are the effects of the operations carried out, as well as the total effect of the Currency Hedge for the three-month period ended September 30, 2018 and 2017:

	01/01 to 09/30/2018	01/01 to 09/30/2017
R$
Financial Operations
Result generated by the exchange rate variations on the Bank's investment in the Cayman and EFC Agency	8,376,227	(728,963)
Result generated by derivative contracts used as hedge	(15,787,634)	1,390,023
Tax Expenses
Tax effect of derivative contracts used as hedge - PIS/COFINS	406,456	(64,636)
Income Tax and Social Contribution
Tax effect of derivative contracts used as hedge - IR/CS	7,004,951	(596,424)

35. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities for the purpose of granting pensions and supplementary pensions over those granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan fully sponsored by Banco Santander, it covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. This plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. This plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully sponsored by Banco Santander, it covers employees hired until May 22, 1975, closed and paid off.

Supplemental Pension Plan Pré 75: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, which its effective date is January 1, 2000. This plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. This plan receives contributions from the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. This plan is closed to new entrants since July 23, 2010.

Three plans (DCA, DAB and CACIBAN): additional retirement and former employees associated pension, arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan. The plans are closed to new participants.

Plano Sanprev I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and it is in process of extinction since June 30, 1996.

Plan Sanprev II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. This plan is closed to new entrants since March 10, 2010.

Plan Sanprev III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contribution freely chosen by participants from 2% of their salary. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. This plan is closed to new entrants since March 10, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Closed-End Private Pension Entity (EFPC) that used to manage three benefit plans, 2 in the Defined Benefit modality and 1 in the modality of Variable Contribution, whose process of management transfer of these plans to Banesprev occurred in January 2017. At the stage of requesting the process of closure of the operating permit with PREVIC.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): it´s a closed-end private pension entity with the purpose of constitution and implementation of social security pension plans, complementary to the social security contribution, in the form of actual legislation.

The Retirement Plan of SantanderPrevi is the only structured as Defined Contribution and open to new members, with contributions shared between sponsors and plan participants. The appropriate values by the sponsors in the third quarter of 2018 was R$20,349 (2017 - R$21,602) in the Bank and R$22,329 (2017 - R$21,974) in the Consolidated and the accumulates in the period of R$63,046 (2017 – R$63,089) in the Bank and R$63,528 (2017 – R$63,744) in the Consolidated.

It has 10 cases of lifetime income with benefits arising from the previous plan.

SBPREV - Santander Brasil Open Pension Plan: as from January 2, 2018, Santander started to offer this new optional supplementary pension plan for new employees hired and for employees who are not enrolled in any other pension plan managed by the Closed Entities Complementary Pension Plan of Santander Brasil Group. This new program includes the PGBL- Free Benefit Generation Plan and VGBL-Free Benefit Generator Life managed by Icatu Seguros, the Open Entity of Complementary Pension Plan, which are open for new accessions, with similar characteristics to SantanderPrevi's plan. the instituting / stipulating companies and the participants in the plans.

The appropriated values by the sponsors in the third quarter of 2018 were R$430 in the Bank and R$465 in the Consolidated and accumulates in the period of R$696 in the Bank and R$737 in the Consolidated.

Determination of Net Actuarial Assets (Liabilities)

			Bank
			09/30/2018
		Santander-
	Banesprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(19,588,667)	(4,075)	(1,356,704)
Fair Value of Plan Assets	18,252,911	4,465	1,733,896
	(1,335,756)	390	377,192
Being:
Superavit	591,345	390	377,192
Deficit	(1,927,101)	-	-
Amount not Recognized as Assets	431,740	390	374,957
Net Actuarial Asset in June 30, 2018	159,605	-	2,235
Net Actuarial Liability in June 30, 2018	(1,927,101)	-	-
Revenues (Expenses) Recorded (Note 32)	3,459	-	53
Net Actuarial Asset in June 30, 2018 (Note 12)	163,064	-	2,288
Payments Made on the Actuarial Liabilities	6,496	-	55
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 32)	(63,411)	(4)	(158)
Net Actuarial Liability in June 30, 2018 (Note 12)	(1,984,016)	(4)	(103)
Other Equity Valuation Adjustments	(2,895,041)	497	1,314
Actual Return on Plan Assets	227,123	190	(9,415)

			Bank
			12/31/2017
		Santander-
	Banesprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(20,406,653)	(4,149)	(1,349,265)
Fair Value of Plan Assets	18,426,652	4,502	1,806,540
	(1,980,001)	353	457,275
Being:
Superavit	620,842	353	457,275
Deficit	(2,600,843)	-	-
Amount not Recognized as Assets	453,120	353	455,057
Net Actuarial Asset (Note 12)	167,722	-	2,218
Net Actuarial Liability (Note 22)	(2,600,843)	-	-
Payments Made	28,711	-	439
Revenues (Expenses) Recorded (Note 32)	(196,074)	2	(15)
Other Equity Valuation Adjustments	(3,675,440)	489	1,122
Actual Return on Plan Assets	2,083,333	526	265,169

			Consolidated
			09/30/2018
		Santander-
	Banesprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(19,986,318)	(4,075)	(1,356,704)
Fair Value of Plan Assets	18,817,326	4,465	1,733,896
	(1,168,992)	390	377,192
Being:
Superavit	773,934	390	377,192
Deficit	(1,942,926)	-	-
Value Unrecognized as Asset	569,204	390	374,957
Net Actuarial Asset in June 30, 2018	204,730	-	2,235
Net Actuarial Liability in June 30, 2018	(1,942,926)	-	-
Revenues (Expenses) Recorded (Note 32)	4,417	-	53
Net Actuarial Asset in June 30, 2018 (Note 12)	209,147	-	2,288
Payments Made	6,656	-	55
Revenues (Expenses) Recorded (Note 32)	(63,960)	(4)	(158)
Net Actuarial Liability in June 30, 2018 (Note 22)	(2,000,230)	(4)	(103)
Other Equity Valuation Adjustments	(2,932,436)	497	1,314
Actual Return on Plan Assets	186,212	190	(9,415)

			Consolidated
			12/31/2017
		Santander-
	Banesprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(20,648,194)	(4,149)	(1,349,265)
Fair Value of Plan Assets	18,878,594	4,502	1,806,540
	(1,769,600)	353	457,275
Being:
Superavit	831,243	353	457,275
Deficit	(2,600,843)	-	-
Value Unrecognized as Asset	635,273	353	455,057
Net Actuarial Asset	195,970	-	2,218
Net Actuarial Liability	(2,600,843)	-	-
Payments Made	28,717	-	439
Revenues (Expenses) Recorded (Note 32)	(193,591)	2	(15)
Other Equity Valuation Adjustments	(3,701,232)	489	1,122
Actual Return on Plan Assets	2,104,674	526	265,169

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses in June 30, 2018, valid to September 30, 2018 and opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses in the period of December 31, 2017:

				Bank
				06/30/2018
			Santander-
		Banesprev	previ	Bandeprev
Experience Plan		(42,337)	39	(8,683)
Changes in Financial Assumptions		953,711	-	-
Changes in Demographic Assumptions		-	-	-
Gain (Loss) Actuarial - Obligation		911,374	39	(8,683)
Return on Investment, Return Unlike Implied Discount Rate		(185,549)	(12)	(92,910)
Gain (Loss) Actuarial - Asset		(185,549)	(12)	(92,910)
Chance in Irrecoverable Surplus		42,971	(19)	101,784

				Bank
				12/31/2017
			Santander-
	Banesprev	Sanprev	previ	Bandeprev
Experience Plan	-	660,088	(793)	8,312
Changes in Financial Assumptions	-	(1,448,316)	(219)	(92,500)
Changes in Demographic Assumptions	-	146	-	-
Gain (Loss) Actuarial - Obligation	-	(788,082)	(1,012)	(84,188)
Return on Investment, Return Unlike Implied Discount Rate	-	206,950	66	89,876
Gain (Loss) Actuarial - Asset	-	206,950	66	89,876
Chance in Irrecoverable Surplus	-	(40,056)	947	(3,893)

				Consolidated
				06/30/2018
			Santander-
		Banesprev	previ	Bandeprev
Experience Plan		(38,211)	39	(8,683)
Changes in Financial Assumptions		972,795	-	-
Changes in Demographic Assumptions		-	-	-
Gain (Loss) Actuarial - Obligation		934,584	39	(8,683)
Return on Investment, Return Unlike Implied Discount Rate		(255,197)	(12)	(92,910)
Gain (Loss) Actuarial - Asset		(255,197)	(12)	(92,910)
Chance in Irrecoverable Surplus		98,733	(19)	101,784

				Consolidated
				12/31/2017
			Santander-
	Banesprev	Sanprev	previ	Bandeprev
Experience Plan	-	678,684	(793)	8,312
Changes in Financial Assumptions	-	(1,464,969)	(219)	(92,500)
Changes in Demographic Assumptions	-	146	-	-
Gain (Loss) Actuarial - Obligation	-	(786,139)	(1,012)	(84,188)
Return on Investment, Return Unlike Implied Discount Rate	-	180,216	66	89,876
Gain (Loss) Actuarial - Asset	-	180,216	66	89,876
Chance in Irrecoverable Surplus	-	(12,744)	947	(3,893)

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander on December 31, 2017, valid for September 30, 2018:

Plans		Duration (in Years)

Banesprev
Plan I	-	11.26
Plan II		11.51
Plan III		9.03
Plan IV		13.86
Plan V		8.82
Pré-75		9.57
Meridional DCA, DAB e CACIBAN		6,41/5,82/6,87
Sanprev
Plan I	-	6.46
Plan II		10.94
Plan III		9.46
Bandeprev
Plan Básico	-	9.46
Plan Especial I		6.75
Plan Especial II		6.61
SantanderPrevi
SantanderPrevi	-	7.20

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000, as defined in the entity's bylaws.

HolandaPrevi’s Retirees (current corporate name of SantanderPrevi): for the health care plan Retirement has lifetime nature and is a closed group. In his termination the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered the continuity of health care plan where the employee pays 70% and the Bank pays 30% of the monthly payment. This rule lasted until December, 2002 and after this period that the employee got terminated with the status Retired Holandaprevi, he pays 100% of the health plan monthly payment.

Former Employees of Banco Real (Retiree by Circulares): it grants entitlement to healthcare to former employee of Banco Real, with lifetime benefit it was granted in the same condition as the active employee, in this case, with the same coverage and plan design.

Eligible only for basic plans and premium apartment, if the beneficiary chooses for the apartment plan he pays the difference between the plans plus the co-participation in the basic plan. Not allowed new additions of dependents. It is subsidized in 90% of the plan.

Bandeprev’s Retirees: health care plan granted to Bandeprev’s retirees as a lifetime benefit, for which Banco Santander is responsible for subsidizing 50% of the benefits of employees retired until November 27, 1998. For whom retired after this date, the subsidy is 30%.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to a small closed group of former directors coming from Banco Sudameris, being 100% subsidized by the Bank.

Free Clinic: health care plan (free clinic) is offered for a lifetime to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard infirmary where the cost is 100% of the Foundation Sudameris.

Life Insurance for Banco Real Retirees (Life Insurance): granted for Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees from Foundation Sudameris and the cost is 100% of the retired. It is a closed group.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and fully pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander provisions related to this retired employees are calculated using actuarial calculations based in the present value of the current cost.

		Bank		Consolidated
		09/30/2018		09/30/2018
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(3,245,421)	(714,695)	(3,394,370)	(714,695)
Fair Value of Plan Assets	3,537,263	-	3,699,606	-
	291,842	(714,695)	305,236	(714,695)
Being:
Superavit	291,842	-	305,236	-
Deficit	-	(714,695)	-	(714,695)
Amount not Recognized as Assets	291,842	-	305,236	-
Net Actuarial Asset in June 30, 2018	-	-	-	-
Net Actuarial Liability in June 30, 2018	-	(714,695)	-	(714,695)
Payments Made	15,535	-	15,854	-
Revenues (Expenses) Recorded	319	-	253	-
Net Actuarial Asset in September 30, 2018 (Note 12)	15,854	-	16,107	-
Payments Made	-	8,761	-	8,761
Revenues (Expenses) Recorded	-	(16,593)	(23)	(16,593)
Net Actuarial Liability in September 30, 2018 (Note 12)	-	(722,527)	(23)	(722,527)
Other Equity Valuation Adjustments	(794,250)	(211,709)	(782,926)	(211,709)
Actual Return on Plan Assets	70,664	-	89,592	-

		Bank		Consolidated
		12/31/2017		12/31/2017
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(4,176,476)	(701,551)	(4,342,210)	(701,551)
Fair Value of Plan Assets	3,579,117	-	3,721,146	-
	(597,359)	(701,551)	(621,064)	(701,551)
Being:
Deficit	(597,359)	(701,551)	(621,064)	(701,551)
Amount not Recognized as Assets	-	-	-	-
Net Actuarial Asset (Note 12)	-	-	-	-
Net Actuarial Liability (Note 22)	(597,359)	(701,551)	(621,064)	(701,551)
Payments Made	60,061	36,405	61,803	36,405
Revenues (Expenses) Recorded	(44,658)	(58,591)	(46,460)	(58,591)
Other Equity Valuation Adjustments	(603,994)	(213,839)	(586,155)	(213,839)
Actual Return on Plan Assets	619,635	-	651,582	-

In the first half ended on June 30, 2018, there was an increase in the cost contribution established for a post-employment benefit plan, which is calculated as a percentage of the total monthly compensation of associates. The increase in the contribution resulted in a decrease in the past service cost, due to changes in the plan. The envisaged changes implied a reduction in the present value of the obligations of the defined benefit plan, which is supported by actuarial valuations.

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses in June 30, 2018, valid to September 30, 2018 and opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses in the period of December 31, 2017:

				Bank
		06/30/2018		12/31/2017
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(62,179)	2,130	(211,610)	(75,069)
Changes in Financial Assumptions	255,960	-	(318,642)	(49,136)
Changes in Demographic Assumptions	-	-	-	-
Gain (Loss) Actuarial - Obligation	193,781	2,130	(530,252)	(124,205)
Return on Investment, Return Unlike Implied Discount Rate	(98,711)	-	284,416	-
Gain (Loss) Actuarial - Assets	(98,711)	-	284,416	-
Chance in Irrecoverable Surplus	(291,842)	-	-	-

				Consolidated
		06/30/2018		12/31/2017
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(65,180)	2,130	(228,327)	(75,069)
Changes in Financial Assumptions	266,776	-	(331,149)	(49,136)
Changes in Demographic Assumptions	-	-	-	-
Gain (Loss) Actuarial - Obligation	201,596	2,130	(559,476)	(124,205)
Return on Investment, Return Unlike Implied Discount Rate	(86,806)	-	333,504	-
Gain (Loss) Actuarial - Obligation	(86,806)	-	333,504	-
Chance in Irrecoverable Surplus	(305,236)	-	-	-

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander on December 31, 2017, valid for September 30, 2018:

Duration (in Years)
Plans
Cabesp	13.02
Bandepe	14.47
Free Clinic	10.88
Lifelong Directors	8.49
Circular (1)	12,40 e 10,15
Life Insurance	7.64

(1) The duration 12.40 refers to the plan of Former Employees of Banco ABN Amro and 10.15 to the plan of Former Employees of Banco Real.

c) Management of Plan Assets

The main asset categories as percentage of total assets of the plan on December 31, 2017, valid for September 30, 2018, were the following:

Bank/Consolidated

Equity Instruments	4.6%
Debt Instruments	94.7%
Real Estate	0.4%
Others	0.4%

d) Actuarial Assumptions Adopted in Calculations

				Bank/Consolidated
		06/30/2018		12/31/2017
	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	10,12 (1) and 9,5%	10,17 (2) and 9,7%	9.5%	9.7%
Rate Calculation of Interest Under Assets to the Next Year	10,12 (1) and 9,5%	10,17 (2) and 9,7%	9.5%	9.7%
Estimated Long-term Inflation Rate	4.5%	4.5%	4.0%	4.0%
Estimated Salary Increase Rate	5.0%	5.0%	5.0%	5.0%
Boards of Mortality	AT2000	AT2000	AT2000	AT2000

(1) Banesprev II, V and Pré 75.

(2) Cabesp.

e)  Sensitivity Analysis

The assumptions regarding rates related to the cost of medical care have a significant effect on the amounts recognized in the income statement. The change of one percentage point in health care cost rates as of December 31, 2017, valid for September 30, 2018, would have the following effects:

		Sensibility

	(+) 1,0%	(-) 1,0%
Effect on Current Service Cost and Interest on the Actuarial Liabilities	57,001	(63,510)
Effect on the Present Value of Obligations	597,410	(665,700)

f) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, as well as other members selected by the Board of Directors, whose selection will take into account seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

f.1) Local Program

The vesting period of the 2013 SOP Long-Term Incentive Plan ended in 2016 and the plan was opened for exercise of the options until June 30, 2018, as approved at the EGM of April 29, 2013. In 2018, it remains in the Private Banking segment called the Private Ultra High Long Term Incentive Plan launched in the second half of 2017.

(i) Share Purchase Plans

Long-Term Incentive Plan – SOP 2013: It is a call option plan with 3 years of duration. The period for the exercise comprises is between June 30, 2016 and June 30, 2018. The number of Units to be exercised by the participants were determined according to the result of measurement of a performance parameter of the Bank: Total Stockholder Return (TSR) and adjusted by the indicator Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year. The final result of the plan was 89.61%.

a.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each exercise.

SOP2013 (1)
TSR Position	% of Shares Exercisable
1°	100%
2°	75%
3°	50%

 (1) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of Return on Risk Weighted Assets (RoRWA).

For the fair value measurement of the plans options the following premises were used:

SOP 2013
Method of Assessment	Black&Scholes
Volatility	40.00%
Rate of Dividends	3.00%
Vesting Period	3 Years
Average Exercise Time	5 Years
Risk-Free Rate	11.80%
Probability of Occurrence	60.27%
Fair Value for Shares	R$5,96

The average value of shares SANB11 (shares of the Bank in B3) on September 30, 2018 was R$34.83 (12/31/2017 - R$28.47).

In the semesters ended September 30, 2018 and 2017, no "pro rata" expenses per day were recorded related to the Stock Option Certificate (SOP).

					Date of	Date of Expiry
	Number of		Concession	Employees	Commencement	of Exercise
	Units	Exercise Price	Year	Group	Exercise Period	Period
Balance Plans on December 31,2016	1,986,258
Exercised Options (SOP 2013)	(869,247)	12.84	2013	Executives	06/30/16	06/30/2018
Balance Plans on December 31,2017	1,117,011
Exercised Options (SOP 2013)	(732,169)	12.84	2013	Executives	06/30/16	06/30/2018
Cancelled Options (SOP 2013)	(384,842)	12.84	2013	Executives	06/30/16	06/30/2018
Balance Plans on September 30,2018	-

(ii) Local Long-Term Incentive Plan - Cash

Long-Term Incentive Plan - Private Ultra High: Aims at aligning the interests of Banco Santander and the Participant with the objective, on the one hand, of the growth and profitability of the Private business and, on the other hand, the recognition of the Participant's contribution. The Plan has as its objective the payment by the Bank to the Participants as Variable Remuneration.

Each participant has a target in Reais, if the indicators are reached, the target will be applied on the reference value, the first, paid in March 2020 and the second in March 2021.

Indicators - Phase 1 (Reference Value)

• BAI of 2017.

Indicators - Phase 2 (Calculation of Cash Incentive)

• BAI - 50% (Benefit Indicator before Private Ultra High Segment Taxes);

• MOL - 25% (Private Ultra High Segment Net Margin Indicator); and

• AUM - 25% (Assets Under Management Indicator of Private Ultra High Segment).

On the period ended September 30, 2018, expense in the amount of R$8,805 were recorded in the Bank and Consolidated, related to the long-term incentive plan - Private Ultra High.

f.2) Global Program

Long-Term Incentive Policy

In 2014, a share delivery plan called Long-Term Incentive Global Plan CRDIV - Grant 2014 was released. This plan is subject to achievement of performance indicator Total Stockholder Return (TSR) of the Santander Group, comparing the evolution of the Group in this indicator for the main global competitors and the settlement will be in the World Group Santander shares.

In 2016, a stock delivery plan called 2nd Long-Term Incentive Global Plan CRDIV – Grant 2015 was launched.

Global Plan Fair Value

Long-Term Incentive Global Plan CRDIV - Grant 2014

It is considered that the beneficiaries will not leave Banco Santander during the term of each plan. The fair value of the 50% linked to Banco Santander's relative RTA position was calculated, on the grant date, based on the report provided by external evaluators, based on the Monte Carlo valuation model, performing 10 thousand simulations to determine the RTA of each company in the Reference Group, considering the following variables. The results (each representing the delivery of a certain number of shares) are classified in descending order by calculating the weighted average and discounting the value at the risk-free interest rate.

In view of the high correlation between RTA and LPA, it can be considered (in a high percentage of cases) feasible to extrapolate that the RTA value is also valid for LPA. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative LPA position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuation is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

Long-Term Incentive Global Plan CRDIV - Grant 2014
	2 Years	3 Years	4 Years
Future Income Dividend	11.1%	10.8%	9.50%
Expected Volatility	32.7%	34.7%	36.90%
Volatility Comparator	12% - 52%	16% - 56%	16% - 52%
Risk-Free Interest Rate	1.7%	2.1%	2.50%
Correlation	55%	55%	55%

The indicator that will be used to measure the achievement of targets will be the comparison of the Total Stockholder Return (RTA) of the Santander Group with the RTA of fifteen (15) leading the Group's global competitors.

The indicator is calculated in two stages: initially for program verification in 2014 and a second time in the annual payment of each installment (2015, 2016 and 2017).

Each executive has a target in Reais, that was converted to Group's (SAN) by the quotation of R$19.2893, that will be delivered in shares awarded in installments in the years 2017 and 2018, with sale restriction of one (1) year after each delivery.

2nd Long-Term Incentive Global Plan CRDIV - Grant 2015

The targets of shares agreed to each participant will be obtained through the application of the coefficients in two stages: initially for eligibility verification (2015-2016) and a second time to calculate the due number of shares (2016, 2017 e 2018).

Indicators - Stage 1

• RTA versus Competitors; and

• ROTE (Return on Tangible Capital) Bank versus Budget.

Indicators - Stage 2

• RTA versus Competitors;

• ROTE Bank versus Budget;

• Employee Satisfaction;

• Customer Satisfaction; and

• Corporate Entailment versus Budget.

Each executive has a target in Reais, which was converted into shares of the Santander Group (SAN) for a price of R$17,473, which will be delivered in 2019, with a restriction of one (1) year after delivery.

	Number of Shares	Granted Year	Employees	Date of Commencement of the Period	Date of Expiry of Period

1st Long-Term Incentive Global Plan CRDIV - Grant 2014	1,613,057	2014	Executives	Jan-14	Dec-17
2nd Long -Term Incentive Global Plan CRDIV - Grant 2015	1,775,049	2016	Executives	Jan-15	Dec-18
Balance Plans on September 30, 2018	3,388,106

On the period ended September 30, 2018, pro rata expenses were recorded in the amount of R$4,213 (2017 – 3,481) in the Bank and R$4,291 (2017 – 3,523) in the Consolidated, referring to the costs on the respective dates of the aforementioned cycles, for the total plans of the Global Program.

Plans do not cause dilution of the capital of the Bank, since they are paid in shares of Banco Santander Spain.

f.3) Referenced Variable Remuneration in Shares

On September 29, 2015, the Board of Directors approved the proposed new incentive plan (deferral) for payment of the variable compensation of directors and certain employees, which was approved in EGM of December 14, 2015.

The approval of the last proposal of the incentive plan (deferment) to pay the variable remuneration of administrators and certain employees occurred on October 25, 2016, as approved by the EGM held on December 21, 2016.

In this proposal, certain requirements for future deferred payment of a portion of the variable compensation due to its managers and other employees were considered, considering the long-term sustainable financial bases and adjustments in future payments based on the risks assumed and the changes in the cost of capital.

The variable Banco Santander compensation plan is divided into two programs: (i) Collective Identified and (ii) Collective Unidentified.

i) Collective Identified - Participants of the Executive Committee, Statutory Directors and other executives who take significant risks in the Bank and are responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares (SANB11). On the period ended on September 30, 2018, we recorded income in the amount of R$10,572 (2017 - expenses in the amount of R$7,510) in the Bank and R$10,097 (2017 - expenses in the amount of R$7,468) in the Consolidated, regarding the provision of the deferral plan in shares.

ii) Collective Unidentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed by 100% of CDI. On the period ended on September 30, 2018, there were recorded income of R$17,412 (2017 – expenses of R$22,299) in the Bank and R$16,640 (2017 – expenses of R$22,358) in the Consolidated.

36. Risk Management Structure

Banco Santander in Brazil follows the model which is based on a prudent risk management and the definition of risk appetite on the part of senior management in view of the local regulator and international best practices, aiming to protect the capital and ensuring the profitability of business.

Below is a summary of risk management structure. For further information, see the "Risk and Capital Management Structure - Resolution nº. 4,557 / BACEN" in "Corporate Governance" and "Risk Management" at https://www.ri.santander.com.br/

A.  Types of Risk

Credit Risk

Is the exposure to loss in the case of total or partial default by clients or counterparties in the fulfillment of their financial obligations to the Banco Santander.

Market Risk

Is the exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility.

Operacional Risk

Is the risk of loss based in inadequacy or failures with process, people, systems and / or from exposure to external events. This definition includes the legal risk associated with the inadequacy or deficiency in contracts signed by the Bank, as well as penalties for non-compliance with legal provisions and damages for third parties arising from the activities developed by the Bank, but excludes those that occur as a consequence of strategic risks. Operational risk losses may results in financial losses, adversely affect business continuity and also negatively affect Bank's image.

Compliance Risk

Is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and best banking practices.

Money Laundering and Terrorism Financing Risk

The inherent risk of Money Laundering is associated with the possibility of the Bank be used by your clients for Money Laundering through the contracting of products, services and realization of common or structured transactions involving funds earned from illicit businesses in Brazil and abroad, such as drug trafficking, public corruption, tax evasion and others.

Reputational Risk

Reputational risk is defined as the risk of current or potential negative economic impact to the Bank due to damage to the perception of the bank of the part of employees, customers, stockholders/investors and the wider community.

Social and Environmental Risk

It is the risk related to business opportunities regarding environmental factors, promoting an alignment between the principles and values of CSR (Corporate Social Responsibility) and the business of the group with the customer.

B. Risk Control Function

Banco Santander has an Integrated Risk Management area for identification, monitoring, control and consolidation, ensuring the correct treatment of all risks (financial and non-financial) to which it is potentially exposed, ensuring follow-up in appropriate internal forums of governance.

Management and control of risks in the Conglomerate Santander is structured into three lines of defense, which develop three different functions.

i. Management of risks from their generation;

ii. Control and consolidation of risks, overseeing their management; and

iii. Independent review of the risk activity.

The three lines of defense should have sufficient separation and independence to not compromise the effectiveness of the general management.

Without prejudice the independence aforementioned, the three lines of defense should act together to maximize their efficiency and boost their effectiveness.

C. Definition of the Defense Lines

First Line of Defense: Generation and Risk Management

Lines of business or activities that create exposure to a risk are the first line of defense. The generation of risk in the first line of defense should be adjusted to the appetite and limits defined. In order to carry out its role, the first line of defense should be equipped with resources in order to be able to identify measure, manage and report the risks assumed.

Second Line of Defense: Control and Supervision of Risks

The second line of Defense, represented by the Executive Vice Presidency of Risks (from now, VPE of Risks), is composed by specialized teams in risk control and supervision of its management. This second line of defense should safeguard the effective control of risks and ensure that they are managed in accordance with the risk appetite defined by the Conglomerate Santander.

Third Line of Defense: Internal Audit

Internal Audit, acting as the last layer of control in the Conglomerate Santander, should regularly evaluate that policies, methods and procedures are adequate, and check that they are effectively implemented in the management.

D. Corporate Governance of the Risk Function

The governance model is structured in a vision of decision, focusing on examination and approval of proposals and credit limits, and in a vision of control, with a focus on full control of risks.

The fundamental principles that rule the risk governance model are:

•   All employees are responsible for the management of risk;

•   Senior Management Engagement;

•   Independence of risk control and management functions;

•   Comprehensive approach to management and control of risks;

•   Risk management and control must be based on timely, accurate and sufficiently granular management information.

The CER-Executive Committee of Risks is the local decision-making forum with representatives of the Bank's management, including the CEO and the CRO.

Among its main attributions, we can highlight (i) the definition of risk appetite and its compliance, (ii) monitoring the portfolio evolution, (iii) the decision on credit and market proposals, (iv) the risk policies approval and (v) definition and follow-up of action plans to comply with the recommendations of regulators, local and global supervisors and the Bank's internal audit.

The CCR - Risk Control Committee is the control and monitoring local forum with representatives of the Bank's management, including the CRO and the CFO.

The main attributions include (i) the periodic and independent full control of all risks, verifying that their profile is within the established risk appetite, (ii) supervising the measures taken to comply with the recommendations of regulators, local and global supervisors and the Bank's internal audit, providing the Board of Directors and the Bank's Executive Committee with the information and assistance they require in relation to risks.

The themes of risk management are treated according to the governance structure represented below:

E.  Credit Risk Management

The credit risk management provides subsidies to the development of strategies as risk appetite, beyond boundaries, covering the exposure analysis and trends, as well as the effectiveness of the credit policy. The goal is to keep a risk profile and a minimum appropriate return to compensate the estimated default rates, both the client and the portfolio, as defined by the Executive Committee and Board of Directors.

Credit risk management is specialized due to the characteristics of customers, being segregated between individual clients (with dedicated analysts tracking) and clients with similar characteristics (standardized):

• Individualized Management – is performed by a risk analyst defined, which prepares analyses, forwards to the Committee and monitors the client´s risk evolution. Also, it covers some clients of retail segment and the wholesale segment: Corporate and Santander Corporate and Investment Banking (SCIB); and

• Standardized Management - dedicated to individuals and companies not framed as individual clients. It is based on automated decision-making models and internal risk assessment, supplemented by commercial competence and specialized analysts teams to handle exceptions.

The profile of credit risk assumed by the Bank is characterized by a diverse geographic distribution and prevalence of retail banking operations.

The policies, systems and procedures used are reassessed annually to be always according to the needs of the risk management and to the current market scenarios.

a) Rating Models

The Bank uses its own models score/rating, to measure the quality of a client's credit or another operation. Each rating is related to a probability of default or non-payment, determined from the historical experience of the institution, with the exception of a few regarded portfolios as Low Default Portfolios using market data to predict defaults. The scores/ratings are used in the process of approval and monitoring of risk.

The ratings assigned to clients are reviewed periodically, incorporating the new information available and the experience developed in the banking relationship. The frequency of these new reviews is greater for clients who reach certain levels in the automatic systems and to those classified as special monitoring.

The Global qualification tools are those applied to segments of sovereign risk, financial institutions and GCB, with centralized management in the Bank. These tools generate the rating of each client, which is obtained from an automatic module or quantitative, based on coefficients of balance sheets or macro-economic variables, complemented by the analyst's judgment and are reviewed to ensure that the qualifications for those assigned are progressively improved.

In the case of companies and private institutions, a single methodology was set to develop a rating in each country, based on the same modules that previous ratings: quantity or automatic (in this case, analyzing the credit behavior of a sample of clients in relation to their financial States), qualitative or revision made by the analyst with final adjustments.

For clients with standardized management, for both companies and clients, there are scoring tools that automatically assign a note to client.

These tools are complemented with performance models, which allow a greater predictability of risk taken and which are used for preventive activities and marketing.

b) Credit Risk Cycle

The process of credit risk management is to identify, measure, analyze, manage, negotiate and decide about the exhibitions which Conglomerate Santander companies are subject. The cycle of credit risk management has different functions to each of the three phases:

• Pre-sale: includes the processes of planning, goal setting, risk analysis, risk appetite definition, approval of new products and processes of credit rating;

• Sale: decision making for pre-ranking and specific operations; and

• Post Sale: covers the processes of monitoring, measurement and control, in addition to the management of the process and recovery.

This process is followed by the Board of Directors and the Executive Board of the Bank that approves the policies and procedures of risks, the limits, the delegations of jurisdictions in addition to supervise the activities of the Risk Vice Presidency.

Planning and Risk Limits

The risk limit establishes the Bank's interest by evaluating business proposals and the risk position. It is defined through risk appetite approved by the management of the Conglomerate and of the units.

As a pre-requirement for the Bank’s strategic planning, risk appetite limits are defined. Metrics and limits are approved by the Executive Risk Committee, by de board of directors, according to the governance stablished in the Banco Santander Risk Corporative framework.

The limits are based on two basic structures: clients/segments and products.

In the case of individual and standardized risks, the most basic level is the client, for which are established individual limits.

For SCIB clients it is used a pre-ranking model based on a measurement and monitoring system of economic capital. Regarding the Corporate segment, an operational limit model.

Risk Analysis

It consists of examining the ability of the counterparty to meet its contractual commitments with the Bank and other entities of the Conglomerate.

Through expert analysis or statistical models, is assigned a rating that reflects the probability of occurrence of default.

This analysis is carried out at least annually and may be reviewed with greater frequency if the risk profile of the client requests (due to centralized alert systems or visits of the Manager or credit analyst) or if there are specific operations outside of the credit limits stablished.

Decision-Making on Proposals

Aims to analyze and adopt resolutions, according to pre-established policies, taking into consideration the risk appetite and any important operation elements to evaluate the risk and return.

The Bank Santander uses, among others, the Risk Adjusted to the Return on Capital (RORAC) methodology for the analysis and pricing in decision-making on operations and business.

Retail operations are released from approved limits via standardized form or through exception procedures, using judgmental elements as preset jurisdiction.

Risk Monitoring

Preventive detection of deterioration in the credit quality of the operation is the responsibility of the business manager in conjunction with the risk analyst. Additionally, risk monitoring is carried out through a process of permanent observation for early identification of incidents that may arise in the development of operations, clients and environment.

In the case of individual risks, the automatic monitoring by SCAN System, which allows differentiation of the management level and the action to be taken on a case by case basis. These clients are reviewed every year, six months or every quarter for cases of more severe categories or by the Local Audit.

Systemic daily routines are used, at the individual level, with the aim of controlling the proper use of granted limits. In this same level, it is done the control of the guarantees sufficiency, for centralized management area.

In the case of the risks in the standardized level, the reassessment of risk in the client level occurs from the monthly calculation of risk through behavioral models which might consider, for example, variables relating to late payment and external constraints.

Indicators are analyzed to measure performance and adherence of decisions taken, in order to determine possible adjustments in the levels of delegated jurisdiction.

Provisions

The Banco Santander constitutes provision in accordance with the current legislation of Bacen, in accordance with CMN Resolutions 2,682/1999, 2,697/2000 and Circular letter of Bacen 2,899/2000, sorting by rating credit operations and determines the minimum percentage of required provision (Note 8.e).

Credit Recovery

The recovery business bases its operations strategy on the open amounts and the days of operations delay, always seeking as the first alternative, the recovery of our client. Models such as behavioral scores are used to study the collection performance of certain groups, in order to reduce costs and increase recoveries.

The Bank uses specific collection teams, which may be:

• Internal teams specializing in credit restructuring and recovery with direct action against delinquent clients with delays exceeding 60 days and more significant amounts; and

• External partners specializing in collecting, notifying and filing high-risk clients. These partners are commissioned according to pre-established percentages applied to the amounts recovered.

Sale of non-performing loans portfolio is a recurrent part of the recovery strategy, in which case only the credit rights are sold. In its sole discretion, the Santander may maintain relationships and transactional means with assigned clients.

F. Market Risk Management

Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks that might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

The Market Risk Management follow the principles:

• Functional independence;

• Executive capacity sustained by knowledge and business proximity;

• Global scope reach (different types of risk);

• Collegial Decisions that evaluate all possible scenarios and do not compromise the results of individual Decisions, including Executive Risk Committee (ERC), which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk/return;

• Robust Liquidity Risk Management, based on short and long term metrics, concentration and forward looking simulation; and

• Advanced methodologies for risk management, such as Value at Risk (Var) (historical simulation of 520 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

G. Operational and Cybersecurity Risk Management and Internal Controls

To accomplish the operational risk objectives, was established an operational risk model based on the three lines of defense, with the objective of continuously improving and developing the management and control of operational risks.

The Operational Risk management and control model has as premise:

• to disseminate a culture of operational risk management and control, to foster the prevention of risk events and operational risks losses and to mitigate their financial, legal and reputational impacts;

• to provide support to decision-makers within Banco Santander;

• to ensure the business continuity in a sustainable manner and to improve internal controls; and

• to maintain control of the Operational Risk in a manner which is consistent with our business strategy.

The following bodies are involved in the implementation of the risk management model:

• CCR: A committee which aims to perform a holistic and periodic monitoring of the risks to which the Bank is exposed and  to exercise independent control on the risk management activities;

• Operational Risk Integrated Committee: A committee which aims to ensure and to foster the adequate monitoring, control and mitigation of operational risks, to support the disseminating cultural norms, methodologies, standards, policies, tools, training and procedures applicable and required for the effective and efficient management and control of operational risk.

The risk management model assists managers in achieving their strategic objectives by contributing to the decision-making process and by reducing operational risk losses. It is based on best practices in the identification, assessment, monitoring, management and control of operational risks. It is compliant with the applicable regulatory requirements and seeks to ensure the sustained improvement of the internal controls environment.

This process also follows the guidelines established by Banco Santander Spain based on the COSO (Committee of Sponsoring Organizations of the Treadway Commission - Enterprise Risk Management - Integrated Framework 2013). Information on the risk of the information technology environment is presented in the "Reference Form, item 4.1 - Description of Risk Factors ", disclosed at the electronic address www.ri.santander.com.br.

Cybersecurity Risk

Comprehensive measures are implemented to reduce the risk of cybersecurity threats affecting technology platforms and business. Banco Santander consider the best practices established in the ISO-2700 and NIST standard as the basis for his model. These measures include, but are not limited to, access and privilege management, separation environments, network security analysis, incident management, hardware and software configuration, activity log correlation, prevention and remediation of malware and security analysis of third-party operations and projects. Several processes are implemented, including regular compliance checks and continuous monitoring of network activities by the Security Operations Center (SOC). Periodic reviews of threats and controls related to cyber security are also performed, including periodic testing by third parties. There are constant investments in technology and security solutions, as well as user training and awareness-raising efforts and exchanges of information and experiences on cyber security with local and international security communities, such as telecommunications companies and other financial institutions, serving as a member of the Financial Services - Information Sharing and Analysis Center.

The activities mentioned above are performed by Information Security and Cyber Security Areas. This severed structure allows a better separation of the functions of the areas increasing the focus on their specific and strategic activities.

H. Compliance and Reputacional Risk Management

Compliance risk management has a proactive focus on this risk, policies, implementation of process, including monitoring, training, Consulting, risk assessment and corporate communication of rules and laws to be applied to each businesses area of the Banco Santander.

Reputational risk management is the responsibility of the Compliance area, which maintains an overview of both stakeholder perceptions and possible risk events derived from the first lines of defense that are controlled and reported by the second line. This global interaction model seeks to ensure consolidated oversight of reputational risk while at the same time relies on current functions efficiently.

I. Unit for the Prevention of Money Laundering and Financing of Terrorism

Area responsible for promoting the development of the prevention of money laundering and combating the financing of terrorism in the different business units, as well as responsible for the guidelines of the Bank's customer acceptance policy, establishes regulations, procedures and acculturation related to the subject. Monitors the risks inherent in the products and transactions carried out.

In the case of Terrorism Financing, the risk is related to the performance of transactions or in support of individuals and companies listed on international lists published by the FATF - Financial Action Task Force on Money Laundering, United Nations Organization (UN), European Union, among others, or funds of those people who identify themselves as supporters of extremist groups and for this reason, perform contributions, donations and work in a structured way in order to financially assist the terrorism.

In order to prevent and combat money laundering and terrorist financing, the Bank has an Institutional Governance based on the best practices of control and compliance with the world standards of organisms and authorities in the countries where it operates.

Based on internal and external regulations, the Bank conducts periodic training and aims to train, alert and educate ts employees.

J. Social and Environmental Risk Management

Banco Santander’s Social and Environmental Responsibility Policy (PRSA), which complies with National Monetary Council Resolution 4,327/2014 and the SARB 14 self-regulation issued by Febraban, establishes principles and guidelines, and consolidates specific policies and procedures for social and environmental practices used in business and stakeholder relations, including risk management, impacts and opportunities. Santander has a statutory executive responsible for ensuring that this policy is being followed.

With purpose of complying the commitments assumed in the PRSA, instances, tools and processes of socio-environmental risk management are maintained as part of the governance. In this context, the maximum instance governance is the Senior Executive Group of the PRSA, which is composed of the vice presidents and directors of risk, compliance, human resources, and communications, marketing, institutional relations and sustainability.

Complement the commitments assumed in the PRSA, those present in other Bank policies, such as the Anti-Corruption Policy, Supplier Relationships and Homologation Policies, Social-Environmental Risk Policies and the Private Social Investment Policy, which aims to guide the Private Social Investment strategy and present guidelines for the creation and maintenance of social programs that strengthen this strategy in order to concretize its contribution so that people and businesses prosper.

A direct risk generated by the banking activity is the inadequacy in the concession or use of credit. To mitigate this risk, strategies based on consumer behavioral data are adopted before default occurs. In addition, Santander offers proposals of debt renegotiation appropriate to the individual's ability to pay.

Santander’s social and environmental risk management is carried out through the analysis of the socio-environmental practices of wholesale and segment Empresas 3 retail clients, that have limits or credit risk greater than BRL5 million and are included in one of the 14 sectors of social and environmental attention. In other to mitigate operational, capital, credit and reputational risk, an environmental and social analyses is conduct by a multidisciplinary team. These analysis consider items such as contaminated land, deforestation, working conditions and other possible socio-environmental attention points in which there is a possibility of penalties and losses. An environmental rate is added to credit rating methodology for wholesale clients that belongs to Corporate Segment, companies which revenue are BRL 200 million or over.

The financial analysis team considers the potential for damages and impacts that unfavorable socio-environmental situations can cause to the financial condition and the guarantees of the clients, and the dissemination of this practice is obtained through constant training of the commercial and credit areas about the application of socio-environmental risk standards in the credit approval process for legal entity in the Wholesale Bank. Since 2009 Santander is Equator Principles signatory, which standards are applied in order to mitigate social and environmental risks when financing big projects.

The Bank's Social and Environmental Risk Policy is included under the Social and Environmental Responsibility Policy of the Bank, in accordance with Resolution 4,327 of CMN.

In relation of relationship between Santander and its suppliers, it is backed by the Global Compact guidelines - a UN initiative to adopt globally accepted practices in areas such as human rights, labor relations, the environment and the fight against corruption, which has been a signatory since 2007. These guidelines are present in the competition, homologation and hiring process. During the approval process, suppliers are evaluated in technical, administrative, legal and socio environmental aspects, and for 100% of suppliers of high criticality, the Bank has a Supplier Qualification Index (IQF).

K. Structure of Capital Management

Santander adopts a robust governance that supports all processes related to effective capital management in order to:

• Clearly define the functions of each team involved in capital management;

• Ensure that the capital limits established in management, risk appetite and the Risk Identification Assessment (RIA) are fulfilled;

• Ensure that the actions related to the institution's strategy consider the impacts generated in the capital allocation;

• Ensure that the Senior Management actively participates in capital management and that it´s recurrently informed about the behavior of capital indicators.

Santander Brasil has a director responsible for capital management, appointed by the Board of Directors. Furthermore, there is an institutional policy of capital management, which serves as a guideline for calculation, management, control and reporting of the Capital, fulfilling all the defined requirements for a capital management structure established in the Resolution 4,557/17.

37. Corporate Restructuring

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Acquisition of Isban Brasil S.A. and Produban Serviços de Informática S.A.

Banco Santander purchased, on February 19 and, 2018, respectively, the totality of shares of Isban Brasil S.A., formerly held by Ingeniería de Software Bancário, S.L., and of Produban Serviços de Informática S.A., formerly held by Produban Servicios Informáticos Generales, S.L., for the amount of R$61,078 and R$42,731, respectively. The parties involved in the transaction had Banco Santander, S.A. (Santander Spain) as common indirect controller, being certain that such operations were accomplished under market conditions. At the EGM held on February 19, 2018, was approved the capital increase of Isban Brasil in the amount of R$33,000, through the issuance of 11,783,900 shares, without par value, entirely subscribed and paid by Banco Santander. On February 28, 2018, the company Isban Brasil S.A. was merged in Produban Serviços de Informática S.A. and on the same date, Produban Serviços de Informática had its corporate name changed to Santander Brasil Tecnologia S.A.

b) Formation of Santander Auto

On December 20, 2017, Banco Santander and HDI Seguros S.A. (HDI Seguros), executed documents to form a partnership for the issuance, offering and sale of auto insurance, in a 100% digital way, through creation of a new insurance company - Santander Auto, to be held 50% by Sancap, a company controlled by Banco Santander, and 50% by HDI Seguros. On February 2, the partnership was approved by CADE, on April, 30, was approved by the Brazilian Central Bank and, on May, 15, SUSEP's prior approval was obtained. On October 9, through transformation of the vehicle company L.G.J.S.P.E. INVESTMENTS AND PARTICIPATIONS S.A., Sancap and HDI Seguros formed Santander Auto S.A., with capital of R$15,000,000.00. The start of Santander Auto's operations still depends on the authorization to operate of SUSEP.

c) Purchase of Ipanema Empreendimentos e Participações and Gestora de Investimentos Ipanema

On July 5, 2017, Atual Securitizadora, a wholly owned subsidiary of Banco Santander (Note 15), entered into a purchase and sale agreement to acquire a corporate interest equivalent to 70% of the quotas representing Ipanema Empreendimentos e Participações S.A. e Gestora de Investimentos Ipanema S.A. and the Investment Fund Ipanema NPL V. On September 19, 2017, the Brazilian Central Bank authorized the acquisition and, after fulfilling the other conditions precedent, the parties concluded the transaction on October 16, 2017.

d) Formation of Gestora de Inteligência de Crédito S.A.

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito S.A., were signed by the stockholders, whose control will be shared among the stockholders who will hold 20% of the its share capital each. In the EGM held on October 5, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$285,205, so that the capital stock increased from R$65,823 to R$351,028. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Bank estimates that the Company will be fully operational in 2019.

e) Formation of BEN Benefícios e Serviços S.A.

On June 11, 2018, the BEN Benefícios e Serviços S.A., 100% owned by Banco Santander S.A., was incorporated, to act in the supply and administration of meal, food, transportation, cultural and similars vouchers, via printed or electronic and magnetic cards. In the EGM held on August 1st, 2018, BEN Benefícios e Serviços SA was increased by R$ 45 million, the capital stock to the amount of R$ 45,001,000.00, divided into 45,001,000 registered common shares and without nominal value, fully owned by Santander Brasil. The Bank estimates that the Company’s operations should begin between the last quarter of 2018 and the beginning of 2019.

f) Formation of Banco Hyundai Capital Brasil S.A.

On April 28, 2016, Aymoré CFI and Banco Santander executed with Hyundai Capital Services, Inc. (Hyundai Capital) the necessary documents for the formation of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to clients and Hyundai dealerships in Brazil. The bank shall have an equity participation of 50% held by Aymoré CFI and 50% held Hyundai Capital. On a Presidential Decree of September 18th, 2017, the Brazilian government recognized its interest in the foreign stockholding on the bank. In September 27, 2017, the Brazilian Central Bank issued its positive manifestation in favor of the project. On April 11, 2018, Aymoré CFI and Hyundai Capital formed, with an equity share of 50% held by Aymoré and 50% held by Hyundai Capital, a limited liability company named BHJV Assessoria e Consultoria em Gestão Empresarial Ltda., a non-operational entity which, on May 8th, 2018, was converted into a stock corporation named Banco Hyundai Capital Brasil S.A., and had its capital stock increased in the amount of R$ 99,995, amounting the total share capital of R$ 100,000, divided into 100,000,000 nominative common shares without par value. The bylaws of Banco Hyundai Capital Brasil S.A. are under analysis before the Brazilian Central Bank and its role as a financial institution under a multiple bank category is subject to issuance by the Brazilian Central Bank of an authorization to operate. Aymoré CFI holds the control of such entity.

g) Investment in Loop Gestão de Pátios S.A.

In June 26, 2018, Webmotors S.A., company with 70% interest indirectly owned by Santander Brasil, signed an investment agreement with Allpark Empreendimentos, Participações e Serviços S.A. and Celta LA Participações S.A., in order to acquire a corporate interest corresponding to 51% of the capital stock of Loop Gestão de Pátios S.A. (Loop), through capital increase and issuance of new shares of Loop to be fully subscribed and paid up by Webmotors. Loop operates in the segment of commercialization and physical and virtual auction of motor vehicles. On 25 September 2018, the operation was completed with the increase of the capital stock with issuance of shares representing 51% of the equity interest in Loop, which were fully subscribed and paid-in part Webmotors S.A.

h) Constitution of Esfera Fidelidade S.A.

In August 14, 2018, Esfera Fidelidade S.A. was incorporated, 100% owned by Banco Santander, which will act in the development and management of customer loyalty programs.

i) Other Corporate Movements

The following corporate acts were also carried out:

• In the EGM held on March 23rd, 2018, the company Atual Companhia Securitizadora de Créditos Financeiros had its name changed to Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. In the same EGM, was resolved the company’s capital increase in the amount of R$ 150,000, amounting the full share capital of R$ 270,000, divided into 265,419,392 nominative common shares and without par value, entirely held by Banco Santander.

• On December 22, 2017, Santander Corretora de Seguros, Cia. de Ferro Ligas da Bahia - Ferbasa SA and Brazil Wind S.A. executed agreement for the sale of 100% of the shares issued by BW Guirapá I S.A. held by Santander Corretora de Seguros and Brazil Wind S.A. to Ferbasa. The basic price of the total sale was R$414 million, and an additional amount of up to R$35 million may be paid if future targets stipulated in the Contract are met. This investment was written off, as a result the assets and liabilities of BW Guirapa I S.A. and its subsidiaries are no longer consolidated in the Conglomerate Balance Sheet as of January 1st, 2018. On April 2, 2018, the transaction was concluded (Notes 15 and 33).

• On November 30, 2017, the merger of Merger Santander Serviços by Santander Corretora de Seguros was approved (Note 15). With the extinction of Santander Serviços, Santander Corretora de Seguros became its successor in all its rights and obligations.

• On November 17, 2017, was formalized the acquisition by Banco Santander of the participation by Santusa Holding, S.L. (equivalent to 39.35%) in the share capital of Santander Serviços. Thus, Banco Santander becomes the holder of 99.99% of the shares of Santander Serviços.

• On October 26, 2017, after the Brazilian Central Bank issued an official letter with its positive manifestation in favor of the transaction, the acquisition by Banco Santander from all of the shares of Webcasas S.A. held by Santander Serviços was formalized. On November 1st, 2017, Webcasas S.A. was renamed to Santander Holding Imobiliária S.A. and had its corporate purpose altered to include activities related to real estate business.

• On September 29, 2017, the merger of Santander Brasil Advisory by Santander Corretora de Seguros was approved. With the extinction of Santander Brasil Advisory, the Santander Corretora de Seguros became its successor in all its rights and obligations.

• On August 31, 2017, the merger of Santander Microcrédito by Santander Corretora de Seguros was approved. With the extinction of Santander Microcrédito, Santander Corretora de Seguros became its successor in all its rights and obligations.

38. Other Information

a) The co-obligations and risks on guarantees provided on behalf of clients, recorded in compensation accounts, amounted to R$40,903,559 (12/31/2017 - R$38,528,594) in the Bank and R$41,353,513 (12/31/2017 - R$39,173,505) in the Consolidated.

b) The total amount of Santander Conglomerate investment funds and assets under management is R$1,899,033 (12/31/2017 - R$1,747,623) and the total amount of investment funds and assets managed is R$208,772,600 (12/31/2017 - R$188,728,634) recorded in compensation accounts.

c) The insurance contracted in effect on September 30, 2018, the global bank, fires, vehicles and other, have coverage amount of R$1,316,447 (12/31/2017 - R$1,316,447) in the Bank and R$1,323,806 (12/31/2017 - R$1,323,806) in the Consolidated and global bank, was hired insurance with coverage amount of R$148,499 (12/31/2017 - R$148,499) in the Bank and Consolidated, may be used alone or together, provided they do not exceed the contracted amount.

d) In September 30, 2018 and December 31, 2017, there were no related operations and obligations for related operations. In the accumulated period ended September 30, 2018, revenues from related operations were recorded in the amount of R$1,643 and expenses related to obligations for related operations in the amount of R$1,643.

e) Clearing and Settlement Agreements - CMN Resolution 3,263 / 2005 - Banco Santander has an agreement for the compensation and settlement of obligations under the National Financial System (SFN), signed with individuals and legal entities, whether or not members of the SFN, resulting in in greater guarantee of financial settlement, with the parties that have this modality of agreement. These agreements establish that the payment obligations to Banco Santander arising from credit and derivative operations, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations to the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criteria and includes the right to opt for renewals and adjustment clauses, classified as operating lease. The total of the future minimum payments of non-cancellable operating leases is shown below:

	09/30/2018	12/31/2017
Up to 1 Year	690,934	624,424
Between1 to 5 Years	1,471,893	1,545,101
More than 5 Years	200,536	288,420
Total	2,363,363	2,457,945

Additionally, Banco Santander has contracts with no maturity date determined, totaling R$893 (12/31/2017 - R$934) corresponding to the monthly rent contracts with this feature. Payment of operating leases recognized as expenses in the third quarter of 2018, were at the valued of R$173,105 (2017 - R$155,790) and accumulated in the period of R$519,514 (2017 - R$489,074).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, in accordance with contractual clauses and legislation.

g) In the context of the merger transaction of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet H.U.A.H. S.A.) into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Getnet S.A.), Banco Santander has granted to members of the Getnet H.U.A.H. S.A. a put option linked to all shares of Getnet H.U.A.H. S.A. held by them, equivalent to 11.5% of the total capital of the company. Considering the conditions for the exercise of the put option, it was not registered any corresponding obligation.

h) In the context of the operation, there were granted between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso) a put option (Banco Bonsucesso right of sale) and purchase (Banco Santander right to acquire), relating to all shares issued by the Banco Olé Consignado Bonsucesso held by them, representing to 40.0% of the total capital of the company owned by Banco Bonsucesso . Considering the conditions for the exercise of the put option, no corresponding obligation was recorded.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES EXECUTIVE'S REPORT OF FINANCIAL STATEMENTS

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives' of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended on September 30, 2018, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Report, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified review report of the Independent Auditors and the recommendation for approval issued by the Audit Committee of the Company.

Members of Banco Santander´s Executive Board on September 30, 2018:

CEO

Sergio Agapito Lires Rial

Senior Vice-President Executive Officers

José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Manoel Marcos Madureira

Mário Roberto Opice Leão

Vanessa de Souza Lobato Barbosa

Executive Officers

Jose Alberto Zamorano Hernandez

José Roberto Machado Filho

Officers Without Designation

Alexandre Grossmann Zancani

Amancio Acúrcio Gouveia

André de Carvalho Novaes

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES EXECUTIVE'S REPORT OF FINANCIAL STATEMENTS

Cassio Schmitt

Carlos Aguiar Neto

Claudenice Lopes Duarte

Ede Ilson Viani

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Igor Mario Puga

José Teixeira de Vasconcelos Neto

Leopoldo Martinez Cruz

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Malanga

Marino Alexandre Calheiros Aguiar

Nilton Sergio Silveira Carvalho

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto de Oliveira Campos Neto

Robson de Souza Rezende

Rodrigo Cury

Ronaldo Wagner Rondinelli

Sérgio Gonçalves

Thomas Gregor Ilg

Ulisses Gomes Guimarães

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES EXECUTIVE'S REPORT OF INDEPENDENT AUDITORS' REPORT

In order to comply with the provisions of article 25, paragraph 1, item V, of the Instruction of the Securities and Exchange Commission (CVM) 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) SA or Company) declare that they have discussed, reviewed and agreed to the Financial Statements under the BRGAAP criterion of Banco Santander, which includes the Independent Auditors' Report on the Financial Statements under the BRGAAP criterion of Banco Santander for the period ended on September 30, 2018, and the documents that comprise them, being: Management Report, balance sheets, income statement, statement of changes in equity, statement of cash flows, statement of value added and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with the Brazilian Corporation Law, the rules of the the Central Bank of Brazil in accordance with the model of the National Financial System Institutions Accounting Plan ("COSIF") and other applicable regulations and legislation. These Financial Statements and the accompanying documents were the subject of an unqualified report of the Independent Auditors and a recommendation for approval issued by the Company's Audit Committee.

Members of Banco Santander´s Executive Board on September 30, 2018:

CEO

Sergio Agapito Lires Rial

Senior Vice-President Executive Officers

José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Manoel Marcos Madureira

Mário Roberto Opice Leão

Vanessa de Souza Lobato Barbosa

Executive Officers

Jose Alberto Zamorano Hernandez

José Roberto Machado Filho

Officers Without Designation

Alexandre Grossmann Zancani

Amancio Acúrcio Gouveia

André de Carvalho Novaes

Cassio Schmitt

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES EXECUTIVE'S REPORT OF INDEPENDENT AUDITORS' REPORT

Carlos Aguiar Neto

Cassius Schymura

Claudenice Lopes Duarte

Ede Ilson Viani

Germanuela de Almeida Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Igor Mario Puga

José Teixeira de Vasconcelos Neto

Leopoldo Martinez Cruz

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Malanga

Marino Alexandre Calheiros Aguiar

Nilton Sergio Silveira Carvalho

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto de Oliveira Campos Neto

Robson de Souza Rezende

Rodrigo Cury

Ronaldo Wagner Rondinelli

Sérgio Gonçalves

Thomas Gregor Ilg

Ulisses Gomes Guimarães

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 30, 2018

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer